                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                           THE SECURITIES ACT OF 1934


For the month of                          December                       2004
                 -------------------------------------------------------

                               Acetex Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    750 World Trade Centre, 999 Canada Place,
                  Vancouver, British Columbia, Canada V6C 3E1
-------------------------------------------------------------------------------
                  (Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F                   Form 40-F     |X|
            -----------                -----------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     |X|
    ------------        -----------

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

This Form 6-K consists of a Notice of Special Meeting to be held January 12, 2004, Notice of Petition to the Court of Queens Bench of Alberta, Management Information Circular with respect to a Plan of Arrangement involving Acetex Corporation, HNA Acqusition Inc. and Acetex Securityholders together with forms of proxy.

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                                   [LOGO]

                               ACETEX CORPORATION


            NOTICE OF SPECIAL MEETING TO BE HELD ON JANUARY 12, 2005

                                       AND

           NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

                                       AND

                         MANAGEMENT INFORMATION CIRCULAR


                 WITH RESPECT TO A PLAN OF ARRANGEMENT INVOLVING


                               ACETEX CORPORATION


                                       and

                                HNA ACQUISITION INC.
          (an indirect wholly-owned subsidiary of Celanese Corporation)

                                       and

                             ACETEX SECURITYHOLDERS




                                December 10, 2004

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                                      i

                                   [LOGO]

                             750 World Trade Centre
                                999 Canada Place
                            Vancouver, B.C. V6C 3E1


December 10, 2004

Dear Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders:

The Board of Directors of Acetex Corporation ("Acetex") cordially invites all common shareholders, warrantholders and optionholders of Acetex (collectively, the "Acetex Securityholders") to attend a special meeting (the "Meeting") of Acetex to be held at 10:00 a.m. (Pacific Time) on January 12, 2005 at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada.

At the Meeting, Acetex Securityholders will be asked to approve an arrangement (the "Arrangement") whereby HNA Acquisition Inc. ("HNA") will acquire all of the issued and outstanding Acetex common shares ("Acetex Shares"), warrants to acquire Acetex Shares ("Acetex Warrants") and options to acquire Acetex Shares ("Acetex Options"). HNA is an indirect wholly-owned subsidiary of Celanese Corporation. HNA will acquire Acetex Shares in exchange for a cash amount (without interest) equal to Cdn $9.00 per Acetex Share. Each issued and outstanding Acetex Warrant will be transferred to and acquired by HNA for a cash amount (without interest) equal to Cdn $9.00 per Acetex Warrant less the exercise price of such warrant. Acetex Optionholders will receive (without interest) the greater of (i) Cdn $9.00 per Acetex Option in cash less the exercise price of such Acetex Option and (ii) one cent.

The Board of Directors of Acetex has considered at length the proposed acquisition of Acetex and other strategic alternatives for maximizing securityholder value. THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS FAIR TO ACETEX SECURITYHOLDERS AND IS IN THE BEST INTERESTS OF ACETEX AND RECOMMENDS THAT YOU VOTE IN FAVOUR OF THE RESOLUTIONS APPROVING THE ARRANGEMENT. The Acetex Board of Directors came to these determinations based on, among other things, the opinion of Acetex's financial adviser, GMP Securities Ltd. that the consideration to be received under the Arrangement in exchange for the Acetex Shares, Acetex Warrants and Acetex Options was fair, from a financial point of view, to Acetex Securityholders. In addition, Acetex's largest shareholders, Brooke N. Wade and Kenneth E. Vidalin, who collectively beneficially own, or exercise control or direction over, 29.36% of the votes to be cast at the Meeting have agreed to irrevocably support the Arrangement and vote in favour of the resolutions approving the Arrangement.

Included with this letter are a notice of special meeting and a management information circular (the "Circular"). The Circular contains a detailed description of the Arrangement. Persons holding Acetex Warrants or Acetex Options are entitled to vote on the Arrangement on the basis of one vote for each Acetex Share they are entitled to receive upon the exercise of their Acetex Warrants or Acetex Options whether such Acetex Warrants or Acetex Options are currently exercisable or not. We encourage you to consider carefully all of the information in the accompanying Circular. If you require assistance, please consult your financial, legal or other professional advisers.

Also included with this letter are the applicable forms of proxy printed on blue paper. It is important that you are represented at the Meeting. Whether or not you are able to attend, we urge you to complete the applicable enclosed form of proxy and return it in the envelope provided or by fax to Acetex (c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department) or by fax to 1-416-263-9524, 1-866-249-7775 or 1-514-982-7125 (Attention: Proxy Department)),
not later than 5:00 p.m. (Toronto time) on January 11, 2005, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the business day preceding the date to which the Meeting is adjourned or postponed. Voting by proxy will not prevent you from voting in person if you attend the Meeting, and duly revoke any previously granted proxy, but will ensure that your vote will be counted if you are unable to attend. If you require any assistance in completing your proxy, please call Computershare Trust Company of Canada at 1-800-564-6253 or 1-514-982-7125.

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                                      ii

This letter is also accompanied by a letter of transmittal that is printed on green paper for Acetex common shareholders, yellow paper for Acetex warrantholders and tan paper for Acetex optionholders. Such letter of transmittal contains instructions on (i) how to deliver your Acetex Shares in exchange for (without interest) Cdn $9.00 cash payment per Acetex Share; (ii) how to exchange your Acetex Warrant for (without interest) Cdn $9.00 cash payment less the exercise price of such Acetex Warrant; or (iii) how to exchange your Acetex Option for the applicable cash payment described above. You will not receive any cash under the Arrangement unless and until the Arrangement is completed and you have returned the properly completed documents, including the applicable letter of transmittal. If you hold your Acetex Shares through a nominee such as a broker or dealer, you should carefully follow any instructions provided to you by such nominee.

Subject to obtaining Court and other regulatory approvals, the approval of Acetex Securityholders, and the satisfaction or waiver of other customary conditions, the Arrangement will become effective upon filing the Articles of Arrangement with the Registrar appointed under the BUSINESS CORPORATIONS ACT (Alberta). At this time, the parties cannot estimate when the necessary regulatory approvals will be obtained and the Arrangement will become effective. Unless HNA and Acetex agree otherwise, the Arrangement Agreement will be terminated if the Arrangement has not been completed on or before August 31, 2005.

On behalf of Acetex, I would like to thank you for your support in connection with this transaction as we prepare to take part in this important event for Acetex.

                                Yours very truly,

                                (SIGNED) "BROOKE N. WADE"

                                Brooke N. Wade
                                Chairman and Chief Executive Officer

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                                      iii

                  NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

NOTICE IS HEREBY GIVEN by Acetex Corporation ("Acetex") that a special meeting (the "Meeting") of holders of common shares ("Acetex Shares") in the capital of Acetex, of warrants to acquire Acetex Shares ("Acetex Warrants") and of options to acquire Acetex Shares ("Acetex Options") (collectively such holders being referred to as the "Acetex Securityholders") will be held at 10:00 a.m. (Pacific
Time) on January 12, 2005 at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada.

The purposes of the Meeting which are discussed in more detail in the management information circular (the "Circular") accompanying this Notice, are:

1. pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated December 8, 2004, for all Acetex Securityholders to consider and, if deemed advisable, to pass special resolutions approving a plan of arrangement pursuant to section 193 of the BUSINESS CORPORATIONS ACT (Alberta) involving, among other things, the acquisition by HNA Acquisition Inc. of all of the issued and outstanding Acetex Shares, Acetex Warrants and Acetex Options; and

2. to transact such other business as may properly be brought before the Meeting.

The record date for determination of Acetex Securityholders entitled to receive notice of and to vote at the Meeting is December 10, 2004. Only Acetex Securityholders whose names have been entered in the appropriate register of Acetex Securityholders at 5:00 p.m. (Calgary time) on that date will be entitled to receive notice of and to vote at the Meeting, provided that a transferee of Acetex Shares or Acetex Warrants after the record date who establishes ownership of such Acetex Shares or Acetex Warrants, not later than 10 days before the Meeting, and demands to be included in the list of holders of Acetex Shares or Acetex Warrants eligible to vote at the Meeting will be entitled to vote those Acetex Shares or Acetex Warrants at the Meeting.

Registered Acetex Securityholders have the right to dissent with respect to the Arrangement and to be paid the fair value of their Acetex Securities in accordance with the provisions of section 191 of the BUSINESS CORPORATIONS ACT (Alberta), as modified by the Interim Order and described in the accompanying Circular. FAILURE TO STRICTLY COMPLY WITH THE REQUIREMENTS SET FORTH IN SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA), AS MODIFIED BY THE INTERIM ORDER, MAY RESULT IN THE LOSS OF ANY RIGHT OF DISSENT.

AN ACETEX SECURITYHOLDER MAY ATTEND THE MEETING IN PERSON OR MAY BE REPRESENTED BY PROXY. ACETEX SECURITYHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING OR ANY ADJOURNMENT THEREOF IN PERSON ARE REQUESTED TO DATE, SIGN AND RETURN THE APPLICABLE ACCOMPANYING FORM OF PROXY PRINTED ON BLUE PAPER FOR USE AT THE MEETING OR ANY ADJOURNMENT THEREOF AND RETURN IT IN THE ENVELOPE PROVIDED OR BY FAX TO ACETEX (C/O COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1 (ATTENTION: PROXY DEPARTMENT) OR BY FAX TO 1-416-263-9524 OR 1-866-249-7775 (ATTENTION: PROXY DEPARTMENT)) NOT LATER THAN 5:00 P.M. (TORONTO TIME) ON JANUARY 11, 2005, OR IF THE MEETING IS ADJOURNED OR POSTPONED, PRIOR TO 5:00 P.M. (TORONTO TIME) ON THE BUSINESS DAY PRECEDING THE DATE TO WHICH THE MEETING IS ADJOURNED OR POSTPONED. VOTING BY PROXY WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU ATTEND THE MEETING, AND DULY REVOKE ANY PREVIOUSLY GRANTED PROXY, BUT WILL ENSURE THAT YOUR VOTE WILL BE COUNTED IF YOU ARE UNABLE TO ATTEND. IF YOU REQUIRE ANY ASSISTANCE IN COMPLETING YOUR PROXY, PLEASE CALL COMPUTERSHARE TRUST COMPANY OF CANADA AT 1-800-564-6253 OR 514-982-7125.

Dated at Vancouver, British Columbia, this 10th day of December, 2004.

                               BY ORDER OF THE BOARD OF
                               DIRECTORS OF ACETEX
                               CORPORATION
                               (SIGNED) "BROOKE N. WADE"

                               Brooke N. Wade
                               Chairman and Chief Executive Officer

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                                      iv

                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA
                          JUDICIAL DISTRICT OF CALGARY

                  IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9

                  AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HNA ACQUISITION INC., ACETEX CORPORATION AND THE SECURITYHOLDERS OF ACETEX CORPORATION

                               NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Acetex Corporation ("Acetex") with respect to a proposed arrangement (the "Arrangement") under section 193 of the BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Acetex Corporation ("Acetex"), HNA Acquisition Inc. ("HNA") and the holders of common shares (the "Acetex Shares") in the capital of Acetex, of warrants to acquire Acetex Shares (the "Acetex Warrants") and of options to acquire Acetex Shares (the "Acetex Options") (collectively such holders being referred to as the "Acetex Securityholders") which Arrangement is described in greater detail in the management information circular (the "Circular") of Acetex accompanying this Notice of Petition.

AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before Justice Hart or such other Justice as may preside at the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 13th day of January, 2005, at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. At the hearing of the Petition, Acetex intends to seek the following:

(a)  an order approving the Arrangement pursuant to section 193 of the ABCA;
     and

(b) such other and further order, declarations and directions as the Court may deem just.

Any Acetex Securityholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. ANY ACETEX SECURITYHOLDER OR ANY OTHER INTERESTED PARTY DESIRING TO APPEAR AT THE HEARING IS REQUIRED TO FILE WITH THE COURT OF QUEEN'S BENCH OF ALBERTA, JUDICIAL DISTRICT OF CALGARY, AND SERVE UPON ACETEX ON OR BEFORE 12:00 NOON (CALGARY TIME) ON JANUARY 7, 2005, A NOTICE OF INTENTION TO APPEAR, INCLUDING AN ADDRESS FOR SERVICE IN THE PROVINCE OF ALBERTA TOGETHER WITH ANY EVIDENCE OR MATERIALS WHICH ARE TO BE PRESENTED TO THE COURT. Service on Acetex is to be effected by delivery to the solicitors for Acetex at Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention David Ross/Shannon Wray. If any Acetex Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Acetex and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Order dated December 8, 2004, has given directions as to the calling of a meeting of Acetex Securityholders for the purpose of such holders voting upon resolutions to approve the Arrangement and has directed that for registered holders of Acetex Shares the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Order, shall be applicable, and analogous rights of dissent shall apply to the holders of Acetex Warrants and Acetex Options.

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                                      v

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Acetex Securityholder or other interested party requesting the same by the under mentioned solicitors for Acetex upon written request delivered to such solicitors as follows:

         Burnet, Duckworth and Palmer LLP
         Suite 1400, 350 - 7th Avenue S.W.
         Calgary, Alberta  T2P 3N9

         Attention:  David W. Ross/Shannon Wray

DATED at the City of Calgary, in the Province of Alberta, this 10th day of December, 2004.

                               BY ORDER OF THE BOARD OF DIRECTORS OF
                               ACETEX CORPORATION


                               (signed) "Brooke N. Wade"
                               Brooke N. Wade
                               Chairman and Chief Executive Officer
                               Acetex Corporation

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                                      vi


                                TABLE OF CONTENTS

ACETEX LETTER TO SHAREHOLDERS, WARRANTHOLDERS AND OPTONHOLDERS
NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS
NOTICE OF PETITION
QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT..............................................1
SUMMARY..........................................................................................................4
     Meeting.....................................................................................................4
     The Arrangement.............................................................................................4
     ACETEX......................................................................................................4
     HNA.........................................................................................................4
     Procedure for the Arrangement to Become Effective...........................................................5
     Recommendation of ACETEX's Board of Directors...............................................................6
     Fairness Opinion............................................................................................6
     Procedure for Payment to ACETEX Securityholders.............................................................6
     Arrangement Agreement.......................................................................................6
     Support Agreements..........................................................................................9
     Dissent Rights.............................................................................................10
     Risk Factors...............................................................................................10
Information Concerning the Meeting and Proxies..................................................................11
     The Meeting................................................................................................11
     Record Date, Voting ACETEX Securities and Principal Holders................................................11
     Solicitation of Proxies by Management......................................................................11
     Appointment of Proxyholders and Revocation of Proxies......................................................11
     Voting by Proxies..........................................................................................12
     Advice to Beneficial Shareholders..........................................................................12
     Procedure and Votes Required...............................................................................13
Information Concerning the Arrangement..........................................................................13
     The Arrangement............................................................................................13
     Background and Reasons for the Arrangement.................................................................14
     Recommendation of the Board of Directors...................................................................15
     Financial Adviser..........................................................................................16
     Fairness Opinion...........................................................................................16
     Interests of Certain Persons or Companies in Matters to be Acted Upon and Interests of Informed
         Person in Material Transactions........................................................................18
     Court Approval of the Arrangement and Completion of the Arrangement........................................18
     Regulatory Matters.........................................................................................19
ARRANGEMENT MECHANICS...........................................................................................20
     Deposit of Funds by HNA....................................................................................20
     Letters of Transmittal.....................................................................................20
     Extinguishment of Rights...................................................................................21
     The Holdco Election........................................................................................22
THE ARRANGEMENT AGREEMENT.......................................................................................22
     Representations and Warranties.............................................................................22
     Covenants..................................................................................................22
     Covenants Regarding Recommendation of Board of Directors, Non-Solicitation and HNA's Right to Match........24
     Conditions to Closing......................................................................................26
     Termination and Payment of Fees and Expenses...............................................................27
     Assignment.................................................................................................28
     Support Agreements.........................................................................................28
RISK FACTORS....................................................................................................29
     Risk Factors Specific to the Arrangement...................................................................29
     Risk Factors Related to ACETEX.............................................................................30

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                                      vii

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS..............................................................30
     Residents of Canada........................................................................................31
     Non-Residents of Canada....................................................................................32
DISSENTING SECURITYHOLDER RIGHTS................................................................................33
INFORMATION ABOUT HNA...........................................................................................35
INFORMATION ABOUT ACETEX........................................................................................35
     General....................................................................................................35
     Equity Plan Compensation Information.......................................................................35
     Compensation of Named Executive Officers...................................................................35
     Summary Compensation Table.................................................................................36
     Aggregated Option Exercises During the Most Recent Completed Financial Year and Financial Year-End Values..36
     Option Repricings..........................................................................................36
     Defined Benefit Plan Disclosure............................................................................37
     Termination of Employment, Change in Responsibilities and Employment Contracts.............................38
     Composition of Compensation Committee......................................................................39
     Report on Executive Compensation by the Compensation Committee.............................................39
     Indebtedness of Directors and Executive Officers...........................................................39
     Performance Graph..........................................................................................40
     Compensation of Directors..................................................................................40
CERTAIN REGULATORY AND LEGAL MATTERS............................................................................40
AVAILABILITY OF DOCUMENTS.......................................................................................40
APPROVAL OF CIRCULAR BY ACETEX'S BOARD OF DIRECTORS.............................................................41
CONSENT OF GMP SECURITIES LTD...................................................................................42
CONSENT OF BURNET, DUCKWORTH & PALMER LLP.......................................................................43
GLOSSARY OF TERMS...............................................................................................44


APPENDIX A ARRANGEMENT RESOLUTIONS
APPENDIX B INTERIM ORDER
APPENDIX C ARRANGEMENT AGREEMENT
APPENDIX D GMP SECURITIES LTD.  FAIRNESS OPINION
APPENDIX E SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)


NOTICE TO UNITED STATES SECURITYHOLDERS

ACETEX IS A CANADIAN ISSUER AND HAS PREPARED THIS CIRCULAR IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF CANADA. ACETEX SECURITYHOLDERS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

ACETEX SECURITYHOLDERS WHO ARE NOT RESIDENTS OF CANADA SHOULD BE AWARE THAT THE DISPOSITION OF ACETEX SHARES, ACETEX WARRANTS AND ACETEX OPTIONS PURSUANT TO THE ARRANGEMENT MAY HAVE TAX CONSEQUENCES BOTH IN CANADA AND IN THE UNITED STATES WHICH MAY NOT BE DESCRIBED FULLY HEREIN.

ACETEX SECURITYHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE TAX CONSEQUENCES OF THE ARRANGEMENT IN ANY RELEVANT TAXING JURISDICTION AND IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

THE ENFORCEMENT BY ACETEX SECURITYHOLDERS OF CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT ACETEX IS INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ALBERTA, THAT MOST OF ITS DIRECTORS AND OFFICERS ARE RESIDENTS OF CANADA AND SOME OR ALL OF THE EXPERTS NAMED IN THE CIRCULAR MAY BE RESIDENTS OF CANADA, AND THAT A SUBSTANTIAL PORTION OF THE ASSETS OF ACETEX AND SAID PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES. AS A RESULT, IT MAY BE DIFFICULT FOR ACETEX SECURITYHOLDERS TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON SUCH PERSONS OR TO ENFORCE AGAINST THEM JUDGMENTS OF COURTS OF THE UNITED STATES PREDICATED UPON CIVIL LIABILITIES UNDER THE UNITED STATES FEDERAL SECURITIES LAWS OR THE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE WITHIN THE UNITED STATES. ACETEX SECURITYHOLDERS IN THE UNITED STATES SHOULD NOT ASSUME THAT CANADIAN COURTS (A) WOULD ENFORCE JUDGMENTS OF UNITED STATES COURTS OBTAINED IN ACTIONS AGAINST ACETEX OR SUCH DIRECTORS, OFFICERS AND EXPERTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE UNITED STATES FEDERAL SECURITIES LAWS OR THE SECURITIES OR "BLUE SKY" LAWS OF ANY STATE WITHIN THE UNITED STATES OR (B) WOULD ENFORCE, IN ORIGINAL ACTIONS, LIABILITIES AGAINST ACETEX OR SUCH DIRECTORS, OFFICERS AND EXPERTS PREDICATED UPON THE UNITED STATES FEDERAL SECURITIES LAWS OR ANY STATE SECURITIES OR "BLUE SKY" LAWS.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS TRANSACTION RELATES TO THE SECURITIES OF A FOREIGN COMPANY AND IS SUBJECT TO DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

CURRENCY AND EXCHANGE RATES

All dollar references in this Circular are to Canadian dollars, unless otherwise indicated. On December 10, 2004, the noon rate of exchange as reported by the Bank of Canada was $1.22 for each U.S. $1.00.

FORWARD-LOOKING STATEMENTS

Information included, attached to or incorporated by reference into this Circular may contain forward-looking statements. All statements, other than statements of historical fact, included or incorporated by reference in this Circular are forward-looking statements, including, without limitation, statements regarding activities, events or developments that Acetex and its management expect or anticipate may occur in the future. These forward-looking statements can be identified by the use of forward-looking words such as "will", "expect", "intend", "plan", "estimate", "anticipate", "believe" or "continue" or similar words or the negative thereof. These forward-looking statements include statements with respect to the timing of the Final Order and the Effective Date of the Arrangement. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Readers of this Circular are cautioned not to place undue reliance on forward-looking statements contained in this Circular, which are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include general economic and market conditions, changes in Law, actions of competitors, the availability and cost of feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the chemicals business including the supply and demand for industrial chemicals and the risks attendant with producing and marketing industrial chemicals and carrying out major capital projects. Forward-looking statements in this Circular are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Acetex Securityholders are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the filings with the U.S. Securities and Exchange Commission ("SEC") and the applicable Canadian securities commissions of Acetex, copies of which are available from Acetex. WE URGE YOU TO CAREFULLY CONSIDER THOSE FACTORS.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Circular are made as of the date of this Circular and Acetex undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

INFORMATION CONTAINED IN THIS CIRCULAR

THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF ACETEX FOR USE AT THE MEETING AND ANY ADJOURNMENTS THEREOF. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION IN CONNECTION WITH THE ARRANGEMENT OR ANY OTHER MATTERS TO BE CONSIDERED AT THE MEETING OTHER THAN THOSE CONTAINED IN THIS CIRCULAR AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO BUY, OR A SOLICITATION OF AN OFFER TO SELL, ANY SECURITIES, OR THE SOLICITATION OF A PROXY BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

All summaries of, and references to, the Arrangement in this Circular as qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement. A copy of the Arrangement Agreement is attached as Appendix C to this Circular. YOU ARE URGED TO CAREFULLY READ THE FULL TEXT OF THE PLAN OF ARRANGEMENT.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under "GLOSSARY OF TERMS". Information contained in this Circular is given as of December 10, 2004 unless otherwise specifically stated.

    QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE ARRANGEMENT

THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS CIRCULAR TOGETHER WITH SOME OF THE QUESTIONS THAT YOU, AS AN ACETEX SECURITYHOLDER, MAY HAVE AND ANSWERS TO THOSE QUESTIONS. WE URGE YOU TO READ THE REMAINDER OF THE CIRCULAR AND THE APPLICABLE FORMS OF PROXY CAREFULLY, BECAUSE THE INFORMATION CONTAINED BELOW IS OF A SUMMARY NATURE AND THEREFORE IS NOT COMPLETE, AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN OR INCORPORATED BY REFERENCE IN THIS CIRCULAR, THE FORM OF PROXY AND THE ATTACHED APPENDICES, ALL OF WHICH ARE IMPORTANT AND SHOULD BE REVIEWED CAREFULLY. CAPITALIZED TERMS USED BELOW WITHOUT DEFINITION HAVE THE RESPECTIVE MEANINGS ASCRIBED TO THEM IN THE GLOSSARY OF TERMS CONTAINED IN THIS CIRCULAR.

Q:       DOES THE BOARD OF DIRECTORS SUPPORT THE ARRANGEMENT?

A: Yes. The Board of Directors has considered at length the proposed acquisition of Acetex by HNA as well as other strategic alternatives for maximizing shareholder value and has unanimously determined that the Arrangement is fair to Acetex Securityholders and is in the best interests of Acetex. The Board of Directors has unanimously approved the Arrangement and unanimously recommends that Acetex Securityholders approve the Arrangement by voting FOR the Arrangement Resolutions.

Q:       WHEN WILL THE ARRANGEMENT BECOME EFFECTIVE?

A: Acetex and HNA are working to make the Arrangement become effective as quickly as possible after the Meeting. Subject to obtaining Court and other regulatory approvals, the approval of Acetex Securityholders, and the satisfaction or waiver of other customary conditions, the Arrangement will become effective upon filing the Articles of Arrangement with the Registrar. At this time, the parties cannot estimate when the necessary regulatory approvals will be obtained and the Arrangement will become effective. Unless HNA and Acetex agree otherwise, the Arrangement Agreement will be terminated if the Arrangement has not been completed on or before August 31, 2005.

Q:       WHAT WILL I RECEIVE FOR MY ACETEX SHARES, ACETEX WARRANTS OR ACETEX
         OPTIONS?

A: Each Acetex Shareholder will receive (without interest) $9.00 per Acetex Share in cash and each Acetex Warrantholder will receive (without interest) $9.00 in cash per Acetex Warrant less the exercise price of such Acetex Warrant. Each Acetex Optionholder will receive (without interest) the greater of (i) $9.00 in cash per Acetex Option less the exercise price of such Acetex Option and (ii) one cent.

Q:       WILL THE ACETEX SHARES CONTINUE TO BE TRADED ON THE TSX AFTER THE
         ARRANGEMENT?

A: No. The Acetex Shares will be owned by HNA and will be delisted from the TSX soon after the Arrangement becomes effective.

Q: WHAT ACETEX SECURITYHOLDER VOTE IS NECESSARY TO APPROVE THE ARRANGEMENT RESOLUTIONS?

A: In order for the Arrangement to proceed, the Arrangement Resolutions must be approved by at least two-thirds of the votes cast by Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders, either in person or by proxy at the Meeting, voting together as a single class.

Q:       DO MR. WADE AND MR. VIDALIN SUPPORT THE ARRANGEMENT?

A: Mr. Wade and Mr. Vidalin have both entered into Support Agreements with Celanese and have irrevocably agreed to vote the Acetex Shares and Acetex Options which they own or over which they exercise control in favour of the Arrangement Resolutions.

Q:       ARE ACETEX SECURITYHOLDERS ENTITLED TO DISSENT RIGHTS?

A: Under the Interim Order, Acetex Securityholders are entitled to dissent if they follow the procedures specified in the ABCA, as modified by the Interim Order. If you wish to exercise Dissent Rights, you should review the requirements summarized in the Circular carefully and consult with legal counsel. See "DISSENTING SECURITYHOLDER RIGHTS".

Q: IN ADDITION TO APPROVAL BY ACETEX SECURITYHOLDERS, ARE THERE ANY OTHER APPROVALS REQUIRED FOR THE ARRANGEMENT?

A: The Court must approve the Arrangement by making the Final Order and the completion of the Arrangement is conditional upon regulatory approvals in Canada, the United States and Europe.

Q: WHAT WILL HAPPEN IF THE ARRANGEMENT RESOLUTIONS ARE NOT APPROVED, THE FINAL ORDER IS NOT ISSUED OR REGULATORY APPROVALS ARE NOT OBTAINED?

A: The Arrangement Agreement may be terminated. If this occurs, Acetex will continue to carry on its business operations in the usual course and anticipates continuing with its investment in its announced Saudi Arabian chemical projects. See "RISK FACTORS".

Q:       WHAT DO I NEED TO DO NOW?

A: You should carefully read and consider the information contained in this Circular. You should then complete, sign and date the applicable proxy form and return it in the enclosed return envelope or fax it as indicated in the notice of the Meeting as soon as possible so that your Acetex Shares, Acetex Warrants and Acetex Options may be represented at the Meeting.

Q: IF MY ACETEX SHARES ARE HELD IN STREET NAME BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: A broker will vote the Acetex Shares held by you only if you provide instructions to your broker on how to vote. Without instructions, those shares will not be voted. Acetex Shareholders should instruct their brokers to vote their Acetex Shares by following the directions that they provide. Unless your broker gives you its proxy to vote the shares at the Meeting, you cannot vote those shares owned by you at the Meeting.

Q: SHOULD I SEND IN MY LETTER OF TRANSMITTAL AND ACETEX SHARE OR ACETEX WARRANT CERTIFICATES NOW?

A: The Letter of Transmittal is enclosed (printed on green paper for Acetex Shareholders, on yellow paper for Acetex Warrantholders and on tan paper for Acetex Optionholders). You may complete and send in the applicable Letter of Transmittal now, together with, in the case of Acetex Shareholders your share certificates or, in the case of Acetex Warrantholders, your warrant certificates, to Computershare Trust Company of Canada. If you are a Holdco Shareholder and you wish to avail yourself of the Holdco Election, please contact Acetex to receive a Holdco Letter of Transmittal and Election Form and related documents. See "ARRANGEMENT MECHANICS - Letters of Transmittal".

Q. WHEN WILL I RECEIVE A CASH PAYMENT FOR MY ACETEX SHARES, ACETEX WARRANTS OR ACETEX OPTIONS?

A. You will not receive any amounts due to you under the Arrangement until the Arrangement Resolutions are approved, Court and regulatory approvals have been obtained, the Arrangement becomes effective and your Letter of Transmittal and, if applicable, share certificates and/or warrant certificates, are received by Computershare Trust Company of Canada. See "ARRANGEMENT MECHANICS - Deposit of Funds by HNA" and "INFORMATION CONCERNING THE ARRANGEMENT - Court Approval of the Arrangement and Completion of the Arrangement".

Q. WHAT HAPPENS IF I SEND IN MY SHARE CERTIFICATES AND/OR WARRANT CERTIFICATES AND THE ARRANGEMENT RESOLUTIONS ARE NOT APPROVED OR THE ARRANGEMENT IS NOT COMPLETED?

A. If the Arrangement Resolutions are not approved or if the Arrangement does not otherwise proceed, your share certificates and/or warrant certificates will be returned promptly to you by Computershare Trust Company of Canada.

Q:       CAN I CHANGE MY VOTE AFTER I HAVE VOTED BY PROXY?

A: Yes. An Acetex Securityholder who has given a proxy may revoke it by depositing an instrument in writing (including another proxy) executed by the holder or by the holder's attorney authorized in writing at the above mentioned office of Computershare Trust Company of Canada at any time up to and including the last Business Day prior to the day the Meeting or any adjournment thereof is to be held, or with the chair of the Meeting on the day of the Meeting at any time before it is exercised on any particular matter or in any other manner permitted by Law including attending the Meeting in person.

Q:       WHO CAN HELP ANSWER MY QUESTIONS?

A: Acetex Securityholders who would like additional copies, without charge, of this Circular or have additional questions about the Arrangement, including the procedures for voting Acetex Shares, Acetex Warrants or Acetex Options, should contact:

        Acetex Corporation                                      Computershare Trust Company of Canada
        750 World Trade Centre                                  100 University Avenue
        999 Canada Place                                        9th Floor, Toronto, ON  M5J 2Y1
        Vancouver, B.C.  V6C 3E1                                Telephone:  1-800-564-6253
        Telephone:  604-688-9600                         or     or 1-514-982-7125
        Attention:  Lynn Haycock


                                   SUMMARY

THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS CIRCULAR. THE SUMMARY IS NOT INTENDED TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS CIRCULAR AND THE ATTACHED APPENDICES. ACETEX SECURITYHOLDERS SHOULD READ THE ENTIRE CIRCULAR, INCLUDING THE APPENDICES.

MEETING

The Meeting will be held on January 12, 2005 at 10:00 a.m. (Pacific Time) at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada. At the Meeting, Acetex Securityholders will be asked to consider and, if thought advisable, pass, the Arrangement Resolutions.

THE ARRANGEMENT

By approving the Arrangement Resolutions, Acetex Securityholders will approve the acquisition of all the Acetex Securities by HNA. Subject to the completion of the Arrangement, Acetex Securityholders (other than Acetex Securityholders who validly exercise their Dissent Rights or any Holdco in respect of which a valid Holdco Election has been made) will receive, as applicable, from HNA consideration (without interest) as follows:

(a)      for each Acetex Share $9.00 in cash;

(b) for each Acetex Warrant $9.00 in cash less the exercise price of such warrant; and

(c) for each Acetex Option the greater of (i) $9.00 in cash less the exercise price of such Acetex Option and (ii) one cent.

An Acetex Shareholder who qualifies as a Holdco may elect to have all issued and outstanding shares of the Holdco transferred to HNA in exchange for $9.00 cash per Holdco Share, provided that, among other things, the Holdco enters into a satisfactory Holdco Agreement. For more information, see "ARRANGEMENT MECHANICS
- The Holdco Election".

After completion of the Arrangement, Acetex will be a wholly-owned Subsidiary of HNA and former Acetex Securityholders will no longer be securityholders of Acetex. See "INFORMATION CONCERNING THE ARRANGEMENT - The Arrangement".

ACETEX

Acetex with 2003 revenues of U.S. $484 million and approximately 900 employees worldwide has two primary businesses - its Acetyls business and the Specialty Polymers and Films business. The Acetyls business, based in Europe, produces acetic acid, polyvinyl alcohol and vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries. Specialty polymers developed and manufactured by Acetex are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products. The Films business focuses on products for the agricultural, horticultural and construction industries.

Acetex was incorporated under the ABCA on December 1, 1994 and has its head office at 750 World Trade Centre, 999 Canada Place, Vancouver British Columbia, Canada.

HNA

HNA is an indirect wholly-owned Subsidiary of Celanese. Celanese, through its Subsidiaries, is an integrated global producer of value-added industrial chemicals. The operations of Celanese and its Subsidiaries are located in North America, Europe and Asia, including substantial joint ventures in China. HNA was incorporated under the CANADA BUSINESS CORPORATIONS ACT on July 25, 1999. The registered office of HNA is located at 1700 Oxford Tower, 10235-101 Street, Edmonton, Alberta T5J3G1. See "INFORMATION ABOUT HNA".

HNA does not hold any Acetex Securities as of the date of this Circular.

PROCEDURE FOR THE ARRANGEMENT TO BECOME EFFECTIVE

PROCEDURAL STEPS

The Arrangement is proposed to be carried out pursuant to Section 193 of the ABCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a) the Arrangement must be approved by at least two-thirds of the votes cast in person or by proxy by Acetex Securityholders voting together as a single class at the Meeting;

(b)      the Court must grant the Final Order approving the Arrangement;

(c) all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate party; and

(d) the Final Order and Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

Notwithstanding the foregoing, the Arrangement Resolutions authorize the Board of Directors, without further notice to, or approval of the Acetex Securityholders, subject to the terms of the Arrangement and the Arrangement Agreement (subject to the consent of HNA where required), to amend or terminate the Arrangement Agreement or the Plan of Arrangement or rescind the Arrangement Resolutions at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement. See Appendix A to this Circular for the full text of the Arrangement Resolutions.

COURT APPROVAL

An arrangement under the ABCA requires approval by the Court pursuant to the Final Order. On December 8, 2004, Acetex obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix B to this Circular. If the Meeting is held and the Arrangement Resolutions are approved as required by the Interim Order, Acetex will apply to the Court for the Final Order approving the Arrangement. The hearing in respect of the Final Order is scheduled to take place on or about January 13, 2005 at 1:30 p.m. (Calgary time) at the Court House, 611 - 4th Street S.W., Calgary, Alberta, Canada.

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate party, the Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement. At this time, the parties cannot estimate when the necessary regulatory approvals will be obtained and the Arrangement will become effective. Unless HNA and Acetex agree otherwise, the Arrangement Agreement will be terminated if the Arrangement has not been completed on or before August 31, 2005. See "INFORMATION CONCERNING THE ARRANGEMENT -- Court Approval of the Arrangement and Completion of the Arrangement".

REGULATORY APPROVALS

The Arrangement is subject to European, United States, Canadian and certain other antitrust Laws. HNA and Acetex are not permitted to complete the Arrangement until the waiting periods under all applicable antitrust Laws have expired or been terminated, approval or deemed approval under the Investment Canada Act has been obtained, and HNA and Acetex have obtained all other regulatory approvals without which the Arrangement would be prohibited. Antitrust filings have been, or will shortly be, made in all necessary jurisdictions. While the parties cannot estimate at this time how long it will take to receive the necessary regulatory approvals, it is expected that not all of the regulatory approvals will be obtained by the date of the Meeting. Unless HNA and Acetex agree otherwise, the Arrangement Agreement will be terminated if the Arrangement has not been completed on or before August 31, 2005. See "INFORMATION CONCERNING THE ARRANGEMENT - Regulatory Matters".

RECOMMENDATION OF ACETEX'S BOARD OF DIRECTORS

The Board of Directors of Acetex has considered at length the proposed acquisition of Acetex and other strategic alternatives for maximizing shareholder value. THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS FAIR TO ACETEX SECURITYHOLDERS AND IS IN THE BEST INTERESTS OF ACETEX. ACCORDINGLY, THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND UNANIMOUSLY RECOMMENDS THAT HOLDERS OF ACETEX SECURITIES VOTE FOR THE ARRANGEMENT RESOLUTIONS AT THE MEETING. The Acetex Board of Directors came to these determinations based on, among other things, the opinion of Acetex's financial adviser, GMP that the consideration to be received under the Arrangement in exchange for the Acetex Securities was fair, from a financial point of view to Acetex Securityholders. In addition, Acetex's largest shareholders, Brooke N. Wade and Kenneth E. Vidalin, who collectively beneficially own, or exercise control or direction over, 29.36% of the votes to be cast at the Meeting have agreed to irrevocably support the Arrangement and vote in favour of the Arrangement Resolutions. See "INFORMATION CONCERNING THE ARRANGEMENT - Recommendation of the Board of Directors - and - Background and Reasons for the Arrangement".

FAIRNESS OPINION

GMP has provided its opinion to the Board of Directors that, as of October 27, 2004 (the date of the Arrangement Agreement), based upon and subject to the various considerations set forth in the GMP Fairness Opinion, the consideration payable to Acetex Securityholders pursuant to the Arrangement Agreement is fair from a financial point of view to the Acetex Securityholders. GMP expressed no opinion or recommendation as to how Acetex Securityholders should vote on the Arrangement Resolutions at the Meeting. See "INFORMATION CONCERNING THE ARRANGEMENT - Fairness Opinion" in this Circular and the complete text of the GMP Fairness Opinion set out in Appendix D to this Circular, which should be read in its entirety.

PROCEDURE FOR PAYMENT TO ACETEX SECURITYHOLDERS

If the requisite approvals are obtained from the Acetex Securityholders, the Court and certain regulatory authorities, and the Arrangement is completed, HNA will acquire all of the outstanding Acetex Securities. For Acetex Securityholders (other than Acetex Securityholders who validly exercise their Dissent Rights or any Holdco in respect of which a valid Holdco Election has been made) to receive the consideration payable on the acquisition of Acetex Securities, Acetex Securityholders must complete and sign the enclosed Letter of Transmittal and return it together with, if applicable, the certificates representing their Acetex Shares and/or Acetex Warrants (only the Letter of Transmittal needs to be returned by Acetex Optionholders) to Computershare Trust Company of Canada in accordance with the instructions in the Letter of Transmittal. A security return envelope is enclosed to assist Acetex Securityholders in delivering their certificates.

ARRANGEMENT AGREEMENT

COVENANTS OF ACETEX

The Arrangement Agreement provides that Acetex will carry on business in the normal and ordinary course subject to specified dollar amounts in respect of certain contracts and in certain cases subject to the prior written consent of HNA.

COVENANTS OF HNA

HNA has agreed to deposit with Computershare Trust Company of Canada all funds required to be paid by it pursuant to the Arrangement no later than twenty-four
(24) hours before the Effective Date by way of a bank draft, wire transfer or other form of immediately available funds.

MUTUAL COVENANTS

Each of Acetex and HNA have covenanted to co-operate with each other in obtaining all necessary consents, approvals and authorizations as are required in connection with the Arrangement.

COVENANTS OF ACETEX REGARDING NON-SOLICITATION

Pursuant to the Arrangement Agreement, Acetex has agreed that it will not directly or indirectly solicit, initiate, invite or encourage the initiation of or participation in any inquiries or proposals regarding an Acquisition Proposal or enter into any agreement related to any Acquisition Proposal.

However, the Arrangement Agreement allows the Board of Directors a limited ability to consider, negotiate, approve or amend an agreement in respect of an unsolicited bona fide written Acquisition Proposal, subject to certain conditions as described below. See "THE ARRANGEMENT AGREEMENT" in this Circular and the complete text of the Arrangement Agreement which is attached as Appendix
C).

CONDITIONS IN FAVOUR OF BOTH ACETEX AND HNA

The Arrangement Agreement is subject to certain customary conditions, including the following:

(a) the Final Order shall have been granted in form and substance satisfactory to Acetex and HNA and shall not be set aside or modified in a manner unacceptable to the parties;

(b) there shall be no action taken under any Laws or by any Governmental Entity, that:

         (i) makes illegal or otherwise directly or indirectly prohibits the Arrangement or any other transactions or agreements contemplated in the Arrangement Agreement or materially modifies the Arrangement or any other transactions or agreements contemplated in the Arrangement Agreement in a manner unacceptable to the parties, acting reasonably; or

         (ii) results in a judgment or assessment of damages, directly or indirectly, which is material to the transactions or agreements contemplated in the Arrangement Agreement; and

(c) all consents, waivers, permits and approvals, including the regulatory approvals required or desirable in connection with the Arrangement and the transactions contemplated by the Arrangement Agreement shall have been obtained and/or, as applicable, any statutorily defined waiting periods shall have expired (See "INFORMATION CONCERNING THE ARRANGEMENT
         - Regulatory Matters").

CONDITIONS IN FAVOUR OF HNA

The Arrangement Agreement provides that the obligation of HNA to complete the Arrangement is subject to the satisfaction on or before the Effective Date of a number of conditions, including the following, each of which may be waived by
HNA:

(a) the representations and warranties made by Acetex in the Arrangement Agreement are in the reasonable judgment of HNA true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement or except where a representation and warranty is qualified by "in all material respects" or other similar materiality qualifiers, in which case such representation and warranty shall be true and correct) and Acetex shall have provided to HNA the certificate of a senior officer of Acetex certifying such accuracy on the Effective Date;

(b) Acetex shall have complied in all material respects with its covenants under the Arrangement Agreement and Acetex shall have provided to HNA the certificate of a senior officer of Acetex certifying that Acetex has so complied with its covenants under the Arrangement Agreement;

(c) the Board of Directors shall have adopted all necessary resolutions, and all other necessary corporate actions shall have been taken by Acetex and its Subsidiaries to permit the consummation of the transactions contemplated by the Arrangement Agreement;

(d) since the date of the Arrangement Agreement there shall have been no events, circumstances, conditions, changes or occurrences that individually, or in the aggregate, have had, or could reasonably be expected to have, a material adverse effect on the business, operations, assets, financial condition or results of operations of Acetex and any of its Subsidiaries taken as a whole, except any such effect resulting from or arising in connection with (i) the announcement of the Arrangement
         Agreement or the Arrangement (including any loss of customers which results from the announcement of the Arrangement Agreement),
         (ii) changes generally affecting the industries in which Acetex and its Subsidiaries operate that do not have a disproportionately adverse impact on Acetex and its Subsidiaries or (iii) changes in economic conditions generally that do not have a disproportionately adverse impact on Acetex and its Subsidiaries; and

(e) rights of dissent shall not have been exercised, nor shall proceedings have been initiated to exercise such rights by Acetex Shareholders, Acetex Optionholders or Acetex Warrantholders which in the aggregate represent more than 10% of the outstanding capital stock of Acetex on a fully diluted basis.

CONDITIONS IN FAVOUR OF ACETEX

The Arrangement Agreement provides that the obligation of Acetex to complete the Arrangement is subject to the satisfaction, on or before the Effective Date, of a number of conditions, including the following, each of which may be waived by
Acetex:

(a) the representations and warranties made by HNA in the Arrangement Agreement are in the reasonable judgment of Acetex true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement or except where a representation and warranty is qualified by "in all material respects" or other similar materiality qualifiers, in which case such representation and warranty shall be true and correct) and HNA shall have provided to Acetex the certificate of a senior officer of HNA certifying such accuracy on the Effective Date; and

(b) HNA shall have complied in all material respects with its covenants under the Arrangement Agreement, and HNA shall have provided to Acetex the certificate of a senior officer of HNA certifying that HNA has so complied with its covenants under the Arrangement Agreement.

There is no assurance that all of the conditions noted above will be satisfied or waived on a timely basis. The conditions noted above shall be conclusively deemed to have been satisfied, waived or released when with the agreement of Acetex and HNA, a certificate of arrangement in respect of the Plan of Arrangement is issued by the Registrar.

TERMINATION AND PAYMENT OF FEES AND EXPENSES

The Arrangement Agreement may be terminated by mutual written consent of Acetex and HNA at any time prior to the Effective Date. Either Acetex or HNA may terminate the Arrangement Agreement if:

(a) the Interim Order is not granted on or before December 21, 2004 in form and substance satisfactory to HNA and Acetex or is set aside or modified in a manner unacceptable to HNA and Acetex on appeal or otherwise;

(b) the Acetex Arrangement Resolutions are not passed at the Meeting on or before January 22, 2005 or such later date as may be permitted by the Arrangement Agreement, provided that Acetex may not terminate the Arrangement Agreement unless any applicable termination fee has been paid; and

(c) the Effective Date is not on or before August 31, 2005 or other date as the parties may mutually agree upon.

HNA or Acetex may terminate the Arrangement Agreement prior to the Effective Date if any condition in the respective party's favour has not been satisfied at or prior to the date required for performance.

The Arrangement Agreement may be terminated by Acetex upon the entering into of a definitive agreement with respect to a Superior Proposal in accordance with the applicable provisions of the Arrangement Agreement following the failure of the Arrangement Resolutions to be passed at the Meeting, provided Acetex has paid the termination fee noted below.

The Arrangement Agreement may be terminated by HNA at any time following the occurrence of an HNA Payment Event as defined below.

Acetex is required to pay a termination fee to HNA in the amount of $10,000,000 if:

(a) the Board of Directors withdraws, qualifies or changes any of its recommendations or determinations in support of the Arrangement in a manner permitted in accordance with applicable provisions of the Arrangement Agreement;

(b) an Acquisition Proposal is publicly announced, proposed, offered or made to the Acetex Securityholders or to Acetex, and (i) such Acquisition Proposal has not expired or been withdrawn at the time of the Acetex Meeting and (ii) the Acetex Securityholders do not approve the Arrangement Resolutions; or

(c) Acetex accepts, approves, recommends or enters into any agreement with respect to an Acquisition Proposal in accordance with the applicable provisions of the Arrangement Agreement.

Each of the above is an "HNA Payment Event".

See "THE ARRANGEMENT AGREEMENT" and Appendix C for the full text of the Arrangement Agreement.

ASSIGNMENT

The Arrangement Agreement may not be assigned by either party without the prior written consent of the other party; provided that, Celanese may assign its rights and obligations under the Arrangement Agreement to any of its affiliates, provided that such affiliate agrees to be bound by the terms and conditions thereof and provided, further, that no such assignment shall relieve Celanese of any of its obligations under the Arrangement Agreement.

Pursuant to this provision, Celanese has assigned its rights and obligations under the Arrangement Agreement to HNA, its indirect wholly-owned Subsidiary. Celanese has not been relieved of any of its obligations under the Arrangement Agreement. HNA has the right to further assign its rights and obligations under the Arrangement to another affiliate of Celanese.

SUPPORT AGREEMENTS

Pursuant to the Support Agreements, Brooke Wade and Ken Vidalin irrevocably agreed among other things: (a) to vote the Acetex Shares or Options, as applicable, held or controlled by them or over which they exercise direction in favour of the Arrangement Resolutions at the Meeting and against any matter or proposal which would delay or be inconsistent with the Arrangement; and (b) not to exercise their Dissent Rights in respect of the Arrangement Resolutions. Brooke Wade holds or controls 7,966,846 Acetex Shares representing 20.74% of the outstanding Acetex Securities. Ken Vidalin holds or controls 2,530,065 Acetex Shares and 781,088 Acetex Options representing 8.62% of the outstanding Acetex Securities.

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                                      10

DISSENT RIGHTS

Pursuant to the Interim Order, a registered holder of Acetex Securities has a right to dissent with respect to the Arrangement Resolutions if Acetex receives c/o Burnet, Duckworth & Palmer LLP Suite 1400, 350 - 7th Ave. S.W., Calgary, Alberta T2P 3N9 Attention David W. Ross or Shannon Wray, on or before 5:00 p.m. (Calgary time) on the Business Day prior to the Meeting, a written objection and such Acetex Securityholder complies with Section 191 of the ABCA, as modified by the Interim Order. Provided the Arrangement becomes effective, each dissenting Acetex Securityholder will be entitled to be paid fair value of the Acetex Securities in respect of which the Acetex Securityholder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order.

The statutory provisions governing the right of dissent are technical and complex. Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent. PERSONS WHO ARE BENEFICIAL OWNERS OF ACETEX SECURITIES REGISTERED IN THE NAME OF A BROKER, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY WHO WISH TO DISSENT, SHOULD BE AWARE THAT ONLY THE REGISTERED HOLDER OF SUCH ACETEX SECURITIES IS ENTITLED TO DISSENT. Accordingly, a beneficial owner of Acetex Securities desiring to exercise the right of dissent must make arrangements for such securities beneficially owned to be registered in such securityholder's name prior to the time the written objection to the resolutions approving the Arrangement is required to be received by Acetex or alternatively, make arrangements for the registered Acetex Securityholder of such securities to dissent on such Acetex Securityholder's behalf. See the information under the heading "DISSENTING SECURITYHOLDER RIGHTS" in this Circular for a description of the Dissent Procedures and also see Appendices B and E for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

IT IS A CONDITION OF THE ARRANGEMENT THAT NOT MORE THAN 10% OF ACETEX SECURITYHOLDERS SHALL HAVE EXERCISED RIGHTS OF DISSENT IN RELATION TO THE ARRANGEMENT. See "THE ARRANGEMENT AGREEMENT - Conditions to Closing".

RISK FACTORS

Acetex and Acetex Securityholders are subject to material risks if the Arrangement is not completed. These include the risk that trading prices for Acetex Shares may decline and an alternative purchaser or other business combination may not be available. See "RISK FACTORS".

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                                      11

              INFORMATION CONCERNING THE MEETING AND PROXIES

THE MEETING

The Meeting is being called pursuant to the Interim Order of the Court to seek the requisite approval of Acetex Securityholders to the Arrangement in accordance with Section 193 of the ABCA and will be held on January 12, 2005 at 10:00 a.m. (Pacific Time) at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, and at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting.

RECORD DATE, VOTING ACETEX SECURITIES AND PRINCIPAL HOLDERS

The Board of Directors has fixed the Record Date for the Meeting as at 5:00 p.m. (Calgary time) on December 10, 2004. The number of Acetex Securities entitled to be voted on each matter to be acted on at the Meeting as of the Record Date was 34,340,319 Acetex Shares; 848,112 Acetex Warrants and 3,226,066 Acetex Options for a total of 38,414,497 Acetex Securities.

Each Acetex Shareholder is entitled to one vote for each Acetex Share shown as registered in such shareholder's name on the list of Acetex Shareholders prepared as of the Record Date. Each Acetex Warrantholder is entitled to one vote for each Acetex Share issuable pursuant to each Acetex Warrant shown as registered in such warrantholder's name on the list of Acetex Warrantholders prepared as of the Record Date. Each Acetex Optionholder is entitled to one vote for each Acetex Share issuable pursuant to each Acetex Option shown as registered in such optionholder's name on the list of Acetex Optionholders prepared as of the Record Date. However, in the event of any transfer of Acetex Shares or Acetex Warrants by any Acetex Securityholder after such date, the transferee is entitled to vote those Acetex Shares or Acetex Warrants if the transferee produces properly endorsed share certificates in respect of the Acetex Shares or original certificates in respect of the Acetex Warrants or otherwise establishes that the transferee owns the Acetex Shares or Acetex Warrants, and demands, not later than ten days before the Meeting that Computershare Trust Company of Canada as transfer agent at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 include his or her name on the list of Persons entitled to attend and vote at the Meeting.

To the knowledge of the directors and officers of Acetex, the only person who beneficially owns or exercises control or direction over Acetex Securities carrying more than 10% of the votes attached to all the Acetex Securities entitled to be voted at the Meeting is Brooke N. Wade who owns or controls 7,966,846 Acetex Shares representing 20.74% of the votes attributed to all of the issued and outstanding Acetex Securities and 23.20% of the votes attributed to all of the issued and outstanding Acetex Shares.

SOLICITATION OF PROXIES BY MANAGEMENT

THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF ACETEX TO BE USED AT THE MEETING. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Acetex who will be specifically remunerated therefor. All costs of the solicitation will be borne by Acetex; provided that in certain circumstances HNA shall reimburse Acetex for fifty percent (50%) of the reasonable costs actually incurred by Acetex associated with the solicitation of proxies for the approval of the Arrangement Resolutions in accordance with the Circular and the Interim Order in favour of the approval of the Arrangement Resolutions. Acetex has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Securityholders and to solicit proxies in favour of the Arrangement Resolutions. Acetex may however do so, and if it does, it expects that the costs in respect of such services will not exceed Cdn $100,000.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The Persons named in the enclosed forms of proxy are directors and officers of Acetex. A SECURITYHOLDER DESIRING TO APPOINT A PERSON (WHO NEED NOT BE AN ACETEX SECURITYHOLDER) TO REPRESENT SUCH ACETEX SECURITYHOLDER AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORMS OF PROXY MAY DO SO EITHER BY

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                                      12

INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE APPROPRIATE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

The applicable form of proxy, to be acted upon, must be deposited with Acetex, (c/o its agent, Computershare Trust Company of Canada 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1), by 5:00 p.m. (Toronto time) on the last Business Day prior to the date on which the Meeting or any adjournment thereof is held, or with the chair of the Meeting on the day of the Meeting or any adjournment thereof.

An Acetex Securityholder who has given a proxy may revoke it by depositing an instrument in writing (including another proxy) executed by the holder or by the holder's attorney authorized in writing at the above mentioned office of Computershare Trust Company of Canada at any time up to and including 5:00 p.m. (Toronto time) on the last Business Day prior to the day the Meeting or any adjournment thereof is to be held, or with the chair of the Meeting on the day of the Meeting at any time before it is exercised on any particular matter or in any other manner permitted by Law including attending the Meeting in person.

VOTING BY PROXIES

The Persons named in the accompanying forms of proxy will vote the Acetex Securities in respect of which they are appointed in accordance with the direction of the Acetex Securityholder appointing them. IN THE ABSENCE OF SUCH DIRECTION, SUCH ACETEX SECURITIES WILL BE VOTED FOR THE APPROVAL OF THE ARRANGEMENT RESOLUTIONS.

Each of the enclosed forms of proxy confers discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to any other matter which may properly come before the Meeting. As of the date of this Circular, management is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the Persons named in each of the enclosed forms of proxy to vote on such other business in accordance with their judgment.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Acetex Shareholders, as a substantial number of them do not hold shares in their own name. Shareholders who do not hold shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Acetex Shareholders whose names appear on the records of Acetex as the registered holders of Acetex Shares can be recognized and acted upon at the Meeting. If Acetex Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of Acetex. Such shares will more likely be registered under the names of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Acetex Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients.

THEREFORE, BENEFICIAL SHAREHOLDERS SHOULD ENSURE THAT INSTRUCTIONS RESPECTING THE VOTING OF THEIR ACETEX SHARES ARE COMMUNICATED TO THE APPROPRIATE PERSON.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Acetex Shareholders by Acetex. However, its purpose is limited to instructing the registered Acetex Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and

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                                      13

provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING AN ADP PROXY CANNOT USE THAT PROXY TO VOTE ACETEX SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE ACETEX SHARES VOTED.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Acetex Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Acetex Shareholder and vote the Acetex Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Acetex Shares as proxyholder for the registered Acetex Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

PROCEDURE AND VOTES REQUIRED

Pursuant to the Interim Order, the Arrangement Resolutions must be approved by at least two-thirds of the votes cast by Acetex Securityholders, in person or by proxy at the Meeting, voting together as a single class.

Notwithstanding the foregoing, the Arrangement Resolutions authorize the Board of Directors, without further notice to or approval of the Acetex Securityholders, subject to the terms of the Arrangement and the Arrangement Agreement (and subject to the consent of HNA where required), to amend or terminate the Arrangement Agreement or the Plan of Arrangement or rescind the Arrangement Resolutions at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement. See Appendix A to this Circular for full text of the Arrangement Resolutions.

                    INFORMATION CONCERNING THE ARRANGEMENT

THE ARRANGEMENT

The Plan of Arrangement provides for the acquisition of all the Acetex Securities by HNA. Acetex Securityholders are urged to read the Plan of Arrangement in its entirety. The Plan of Arrangement is attached as Schedule A to the Arrangement Agreement, which is attached as Appendix C to this Circular.

By approving the Arrangement Resolutions, Acetex Securityholders will approve the acquisition of all the Acetex Securities by HNA. Acetex Securityholders (other than Acetex Securityholders who validly exercise their Dissent Rights or any Holdco in respect of which a valid Holdco Election has been made) will receive, as applicable, from HNA consideration (without interest) as follows:

(a)      for each Acetex Share $9.00 in cash;

(b) for each Acetex Warrant $9.00 in cash less the exercise price of such Acetex Warrant; and

(c) for each Acetex Option the greater of (i) $9.00 in cash less the exercise price of such Acetex Option and (ii) one cent.

An Acetex Shareholder who qualifies as a Holdco may elect to have all issued and outstanding shares of the Holdco transferred to HNA in exchange for $9.00 cash per Holdco Share, provided that, among other things, the Holdco enters into a satisfactory Holdco Agreement. For more information, see "ARRANGEMENT MECHANICS
- The Holdco Election".

The completion of the Arrangement is conditional upon, among other things, approval of the Arrangement Resolutions by at least two-thirds of the votes cast by Acetex Securityholders present in person or represented by proxy and entitled to vote at the Meeting. The Arrangement is subject to Court and certain regulatory approvals and satisfaction or waiver of the conditions contained in the Arrangement Agreement. The Arrangement will become effective following the filing of the Articles of Arrangement with the Registrar under the ABCA.

The Acetex Shares are expected to be delisted from the TSX following the Effective Date. Acetex will also seek to be deemed to have ceased to be a reporting issuer in those jurisdictions in Canada in which it is currently a reporting issuer. Following the completion of the Arrangement, Acetex will govern itself in a manner consistent with its status as a corporation that is not a reporting issuer in Canada and that is not publicly traded or listed on any stock exchange.

BACKGROUND AND REASONS FOR THE ARRANGEMENT

The provisions of the Arrangement Agreement are the result of arm's length negotiations conducted among representatives of Acetex, Blackstone, Celanese Ltd. and their advisers. Blackstone and Celanese Ltd. are affiliates of HNA. The following is a summary of the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

In mid June of 2004, UBS took steps to organize a meeting between representatives of Blackstone, Celanese Ltd. and Acetex with a view to a possible transaction.

Prior to the meeting, a confidentiality agreement dated June 24, 2004 was entered into between Acetex, Blackstone and Celanese Ltd.

On June 24, 2004, a meeting took place in Vancouver at which time Acetex gave Blackstone and Celanese Ltd. a presentation on its business. Blackstone indicated that it would proceed to consider a possible transaction and would make preliminary due diligence inquiries regarding Acetex. Blackstone indicated it would contact Acetex at a later date and indicate its intentions, if any.

On July 27, 28 and 29, 2004 the Board of Directors of Acetex held a strategic retreat and considered a possible transaction with Blackstone. The Board of Directors reviewed, among other factors Acetex's competitive challenges, its requirement for additional capital spending for its Saudi Arabia project, the low market value for its common shares, its small public float and financial and strategic advice from UBS.

On August 4, 2004 Blackstone indicated it might be prepared to consider a transaction to acquire all of the issued Acetex Securities pending further due diligence. Discussions were held as to price but no consensus was reached.

On August 11, 2004 Blackstone affirmed that it was still interested in discussing a possible transaction with Acetex but indicated that discussions would be postponed while it investigated another transaction.

On September 15, 2004 Blackstone indicated it wished to resume discussions with Acetex with respect to a possible transaction.

On September 17, 2004 Acetex, at the request of the TSX issued a press release indicating it was in discussions with respect to a possible transaction.

On September 20, 2004 Acetex met with representatives of Blackstone and Celanese Ltd. in New York to review requirements for regulatory consents that would be needed if there were to be an acquisition transaction.

On October 4, 2004 GMP met with Acetex and was apprised of the potential transaction with Blackstone.

On October 12, Acetex sent a draft of the Arrangement Agreement to Blackstone and Celanese Ltd. for consideration and after negotiation the terms of the draft Arrangement Agreement, including price, were substantially finalized on October 20, 2004.

On October 14, 2004 Acetex asked GMP to consider whether it could give a fairness opinion with respect to the Arrangement.

The Board of Directors of Acetex met formally on October 22, 2004 and reviewed a draft of the proposed Arrangement Agreement, a presentation of UBS and a draft fairness opinion of GMP. The Board of Directors also

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                                      15

discussed the terms of the draft Arrangement Agreement and proposed Support Agreements with Burnet, Duckworth & Palmer LLP, solicitors for Acetex. At this meeting the Board of Directors approved the draft Arrangement Agreement and authorized the management of Acetex to finalize the terms of the Arrangement Agreement.

On October 25, 2004 Acetex finalized the terms of its engagement with each of UBS and GMP.

Acetex and Blackstone finalized the terms and conditions of the Arrangement Agreement and executed the same on October 27, 2004.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE ARRANGEMENT IS FAIR TO ACETEX SECURITYHOLDERS AND IS IN THE BEST INTERESTS OF ACETEX. ACCORDINGLY, THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ARRANGEMENT AND UNANIMOUSLY RECOMMENDS THAT ACETEX SECURITYHOLDERS VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTIONS AT THE MEETING.

In reaching its determination and making this recommendation, the Board of Directors considered a number of factors, including the following:

(a) information concerning the business, operations, property, assets, financial condition, operating results and prospects of Acetex;

(b) current industry, economic and marketing conditions and trends and the future prospects of the industry in which Acetex operates;

(c) the fact that the consideration per Acetex Share offered by HNA of $9.00 represented a 26% premium over the 30 day weighted average trading price preceding September 17, 2004, being the day prior to the announcement by Acetex of a possible transaction;

(d) the GMP Fairness Opinion to the effect that, as of the date of the Arrangement Agreement and subject to the limitations set out therein, the consideration to be received by Acetex Securityholders pursuant to the Arrangement Agreement is fair from a financial point of view to Acetex Securityholders which opinion was confirmed in writing as of October 27, 2004 and is reproduced in full as Appendix D to this Circular;

(e) the small public float of Acetex common shares and the liquidity the Arrangement will provide to the Acetex Securityholders;

(f) the requirement that the Arrangement be approved by special resolutions passed by at least two-thirds of the votes cast in person or by proxy at the Meeting by Acetex Securityholders voting together as a single class, and by the Court which, Acetex is advised, will consider, among other things, the fairness of the Arrangement to the Acetex Securityholders;

(g) the terms and conditions of the Arrangement Agreement generally, including the amount of, and circumstances in which, a termination fee is payable by Acetex, and the fact that the terms of the Arrangement Agreement do not prevent the Board of Directors from accepting a Superior Proposal in certain circumstances;

(h) the agreement by Brooke N. Wade and Ken Vidalin (effectively representing 29.36% of the issued and outstanding Acetex Securities ) to vote in favour of the Arrangement Resolutions;

(i) the risks associated with, as an alternative to the Arrangement, continuing to execute Acetex's strategic plans as an independent entity including Acetex's competitive challenges and its capital requirements associated with the Saudi Project; and

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                                      16

(j) pursuant to the Interim Order, Acetex Securityholders have the right to dissent and be paid the fair value of their Acetex Securities.

The Board of Directors unanimously recommends that Acetex Securityholders vote FOR the Arrangement Resolutions at the Meeting.

Each of the directors of Acetex has advised Acetex that he intends to vote the Acetex Shares and any Acetex Options held by him in favour of the Arrangement Resolutions.

In considering the Arrangement, the Acetex Board of Directors recognized that there were certain risks associated with the Arrangement, including the risk that the Arrangement may not be completed and the factors set out or referred to in this Circular under "RISK FACTORS". However, the Acetex Board of Directors concluded that the positive factors associated with the Arrangement outweigh those risks, although there can be no assurances in this regard.

The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the Board of Directors. In addition, in reaching the determination to approve and recommend the Arrangement, the Board of Directors did not assign any relative or specific weights to the foregoing factors which were considered, and individual directors may have given different weights to different factors. The Board of Directors is, however, unanimous in its recommendation to the Acetex Securityholders that the Arrangement Resolutions be approved at the Meeting.

FINANCIAL ADVISER

In connection with Acetex's consideration of various strategic alternatives, Acetex retained UBS as its financial adviser. UBS was engaged by Acetex to assist with considering and analysing various strategic alternatives, including possible acquisition proposals. In addition, UBS was engaged to advise and assist Acetex in negotiating a possible merger, sale or other strategic transaction.

UBS will receive a customary fee for its services, a significant portion of which is contingent upon the consummation of the Arrangement. In addition, Acetex has agreed to indemnify UBS for certain liabilities arising out of its engagement. UBS has, in the past, provided financial advisory services to Acetex and has received fees for the rendering of such services.

FAIRNESS OPINION

Acetex also engaged GMP to provide an opinion as to the fairness of the Arrangement, from a financial point of view, to holders of Acetex Securities. The full text of the GMP Fairness Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by GMP in rendering its fairness opinion is attached as Appendix D to this Circular. Acetex Securityholders are urged to read the GMP Fairness Opinion carefully and in its entirety. The GMP Fairness Opinion addresses only the fairness, from a financial point of view, of the aggregate consideration to be received by holders of Acetex Securities pursuant to the Arrangement Agreement from a financial point of view, to holders of Acetex Securities and does not constitute a recommendation to any Acetex Securityholder as to how such Person should vote at the Meeting. The summary of the GMP Fairness Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the GMP Fairness Opinion. GMP has provided its written consent to the inclusion of the GMP Fairness Opinion in this Circular.

Among other things, in preparing its fairness opinion, GMP reviewed the following:

1. certain publicly available business and financial information relating to Acetex, Blackstone and Celanese Ltd. considered by GMP to be relevant;

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                                      17

2. certain public information relating to the business, financial performance and stock trading history of Acetex and compared them with those of other selected publicly traded companies considered by GMP to be relevant;

3. research reports prepared by equity research analysts on Acetex and the worldwide chemicals industry;

4. the financial terms of the Arrangement with the financial terms of certain other transactions considered by GMP to be relevant;

5. the PowerPoint presentation given by Acetex to attendees of Credit Suisse First Boston's Chemicals conference held on September 20, 2004;

6. discussions of the business, financial condition and prospects for Acetex before and after giving effect to the Arrangement with certain members of senior management of Acetex, its advisers and outside counsel;

7.       the draft Arrangement Agreement dated October 25, 2004;

8. all press releases issued by The Blackstone Group, Acetex and Celanese Ltd. for the last 3 fiscal years;

9. a schedule of Common Shares and convertible securities of Acetex outstanding as at September 30, 2004;

10.      a transcript of the conference call held by Acetex on April
         20, 2004, to discuss the joint venture with National
         Petrochemical Industrialization Company (TASNEE Petrochemical) to construct facilities in Jubail, Kingdom of Saudi Arabia;

11. the business plans, forecasts and budgets prepared by management of Acetex for the fiscal years ended 2004 and 2005;

12.      draft memorandum written by Law & Economics Consulting Group
         (LECG) dated September 16, 2004, with an analysis of the geographic markets for Acetex's products;

13. public information with respect to transactions of a nature comparable to the Arrangement which GMP considered to be relevant; and

14. other such corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate under the circumstances.

In preparing the GMP Fairness Opinion, GMP assumed and relied on the accuracy, completeness and fair presentation of all information supplied or otherwise made available to GMP, discussed with or reviewed by or for GMP, or publicly available, and has not assumed any responsibility for independently verifying such information. With respect to the financial forecast information furnished to or discussed with GMP by Acetex, GMP assumed that such financial forecast information was reasonably prepared and reflected the best currently available estimates and judgments of Acetex's management as to the expected future financial performance of Acetex. The GMP Fairness Opinion is necessarily based on market, economic and other conditions as they existed and were able to be evaluated on, and the information made available to it as of, October 27, 2004.

For providing the GMP Fairness Opinion, GMP has been paid a fixed fee which is not contingent upon the consummation of the Arrangement. GMP will also receive a fee for advisory services which have been and will be provided in connection with the Arrangement which is contingent upon the consummation of the Arrangement. In addition, Acetex has agreed to indemnify GMP for certain liabilities arising out of its engagement. GMP has, in the past, provided financial advisory services to Acetex and has received fees for the rendering of such services.

On the basis of and subject to the foregoing, GMP is of the opinion that the consideration payable by HNA to Acetex Securityholders is fair from a financial point of view to such Acetex Securityholders.

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                                      18

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON AND INTERESTS OF INFORMED PERSON IN MATERIAL TRANSACTIONS

Directors and Officers of Acetex own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 11,149,904 Acetex Shares and 2,246,486 Acetex Options representing approximately 34.87% of the outstanding Acetex Securities. Each of the Directors and Officers has indicated an intention to vote all of the Acetex Shares and Acetex Options owned by them in favour of the Arrangement Resolutions. All unvested Acetex Options will become vested on completion of the Arrangement.

The Executive Officers will be entitled to certain payments upon change of control or involuntary termination following a change of control as discussed under "INFORMATION ABOUT ACETEX - Termination of Employment, Change in Responsibilities and Employment Contracts".

The Human Resources and Compensation Committee of the Board of Directors has determined that the benefits (if any) to be received by senior officers of Acetex as a consequence of the Arrangement do not exceed 5% of the amount to be received by such officers pursuant to the Arrangement.

COURT APPROVAL OF THE ARRANGEMENT AND COMPLETION OF THE ARRANGEMENT

An arrangement under the ABCA requires approval by the Court pursuant to the Final Order. On December 8, 2004, Acetex obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix B.

Subject to the terms of the Arrangement Agreement and if the Arrangement Resolutions are approved at the Meeting, Acetex will make an application to the Court for the Final Order at the Court House, 611 - 4th Street S.W., Calgary, Alberta on January 13, 2005, at 1:30 p.m. (Calgary time) or as soon thereafter as counsel may be heard. The Notice of Petition and Interim Order accompanies this Circular. Any Acetex Securityholder or other interested party desiring to support or oppose the Petition with respect to the Arrangement may appear at the hearing in person or by counsel for that purpose, subject to filing with the Court and serving on Acetex, on or before 12:00 noon (Calgary time) on January 7, 2005 a notice of intention to appear setting out their address for service in Alberta together with any evidence or materials which are to be presented to the Court. Service of such notice on Acetex is required to be effected by service upon the solicitors of Acetex, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors, 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention:
David W. Ross or Shannon Wray.

Acetex has been advised by its counsel that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the Acetex Securityholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as a Court may determine appropriate. Either HNA or Acetex may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court is not satisfactory to that party.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, it is anticipated that Articles of Arrangement will be filed with the Registrar under the ABCA to give effect to the Arrangement and the various other documents necessary to consummate the transactions contemplated under the Arrangement Agreement will be executed and delivered. At least twenty-four (24) hours prior to the Effective Date, HNA will deposit with Computershare Trust Company of Canada sufficient monies to satisfy HNA's obligations under the Plan of Arrangement

Subject to the foregoing (including the satisfaction of other conditions precedent), it is expected that the Effective Time will occur as soon as practicable after the requisite Acetex Securityholder approvals have been obtained, the Final Order is granted and all regulatory approvals, including approvals with respect to all applicable competition Law and antitrust Laws, have been obtained.

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                                      19

REGULATORY MATTERS

Under the Arrangement Agreement, HNA and Acetex have both agreed to apply for and to obtain all regulatory approvals necessary or advisable in connection with the transaction contemplated by the Arrangement Agreement. It is not expected that all such regulatory approvals will be obtained prior to the Meeting.

U.S. ANTITRUST FILING

Under the HSR Act, a transaction may not be completed until each party has notified the transaction to the Federal Trade Commission and the Antitrust Division of the Department of Justice (the "U.S. Regulators") and the required waiting period has expired or terminated. Under the HSR Act, the transaction may not be completed until 30 days after the initial filing (unless early termination of this waiting period is granted) or, if the U.S. Regulators issue a Second Request for additional information, 30 days after each of HNA and Acetex have certified their substantial compliance with the Second Request (unless this period is shortened by a grant of early termination).

It is a condition to the completion of the Arrangement that the applicable waiting period under the HSR Act expires or is terminated.

During or after the statutory waiting periods, and even after the completion of the Arrangement, U.S. federal or state governmental authorities can seek to challenge the Arrangement as they deem necessary or desirable in the public interest.

EUROPEAN UNION ANTITRUST FILING

Under the EC Merger Regulation, a transaction may not be completed until the transaction has been formally notified to the European Commission and the European Commission has issued a decision clearing the closing. Under the EC Merger Regulation, the European Commission must issue a decision either clearing the closing of the transaction or opening an in-depth investigation within 25 working days of formal notification of the transaction by the parties. If the parties timely offer remedies during this first phase, the European Commission's deadline for issuing such a decision is extended by an additional 10 working days. Should the European Commission decide to open an in-depth investigation, the EC Merger Regulation requires that the European Commission issue a final decision either approving or disapproving the closing of the transaction within 90 working days of opening this second phase investigation. If the parties timely offer remedies during this second phase, the European Commission's deadline for issuing such a decision is extended by an additional 15 working days. In addition, the parties may request one 20 working day extension of this second phase investigation. Likewise, the European Commission can, with the consent of the parties, extend the second phase investigation by 20 working days.

It is a condition to the completion of the Arrangement that the European Commission issues a decision approving the closing of the Arrangement. HNA and Acetex are currently engaged in usual and customary pre-notification discussions with the European Commission in advance of making a formal notification.

CANADIAN COMPETITION ACT FILING

The Competition Act requires that parties to certain transactions that exceed specified size thresholds provide to the Commissioner of Competition ("Commissioner") prior notice of, and information relating to, the transaction. Parties to the transaction must await the expiration of a prescribed "waiting period" prior to completing the transaction unless the Commissioner has (1) issued an advance ruling certificate ("ARC") under Section 102 of the Competition Act advising the parties that the transaction will not be challenged under Section 92 of the Competition Act or (2) waived the notification obligation under Section 113(c) of the Competition Act.

It is a condition to the completion of the Arrangement that HNA and Acetex
(1) receive an ARC from the Commissioner or (2) that the Commissioner waive the obligation to notify the Commissioner and supply information because substantially similar information was previously supplied in relation to a request for an ARC, or that the waiting period under section 123 of the Competition Act has expired, and (3) Acetex and HNA shall have been advised in writing by the Commissioner that she has determined not to make an application for an order under

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                                      20

section 92 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement and any terms and conditions attached to any such advice shall be acceptable to Acetex and HNA.

INVESTMENT CANADA ACT APPLICATION

Under the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian are subject to review and cannot be implemented unless the Minister responsible for the Investment Canada Act (the "Minister") is satisfied that the transaction is likely to be of net benefit to Canada. If a transaction is subject to the review requirement (a "Reviewable Transaction"), an application for review must be filed with the Investment Review Division of Industry Canada prior to the implementation of the Reviewable Transaction. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant) to permit completion of the review.

As the acquisition of control of Acetex contemplated by the Arrangement is a Reviewable Transaction, HNA must file an application for review under the Investment Canada Act.

The transactions contemplated by the Arrangement must be notified to antitrust regulators in Brazil, China and Turkey.

The final consummation of the Arrangement is also contingent upon obtaining all other consents, waivers, permits and approvals of any Governmental Entity or other Person, and the expiry or termination of any waiting periods reasonably required or desirable in connection with the consummation of the transactions contemplated by the Arrangement shall have been obtained and reasonably satisfactory evidence thereof shall have been delivered to Acetex and HNA.

                          ARRANGEMENT MECHANICS

DEPOSIT OF FUNDS BY HNA

No later than twenty-four (24) hours before the Effective Time, HNA shall deposit with Computershare Trust Company of Canada, as agent for the benefit of the Acetex Securityholders and Holdco Shareholders, as applicable, who shall ultimately receive payments for Acetex Shares, Acetex Warrants, Acetex Options or Holdco Shares sufficient monies to satisfy HNA's obligations under the Plan of Arrangement.

After the Effective Time the required payments will be made to Acetex Securityholders and Holdco Shareholders by Computershare Trust Company of Canada upon receipt of certificates in respect of Acetex Shares or Participating Holdco Shares and in the case of Acetex Warrants, warrant certificates, in all cases together with a properly completed and executed Letter of Transmittal and such other documents and instruments as may reasonably be required.

LETTERS OF TRANSMITTAL

If you are an Acetex Shareholder, Acetex Warrantholder or Acetex Optionholder, you should have received with this Circular a Letter of Transmittal printed on green, yellow or tan paper, respectively. If you have received the wrong form, please contact Computershare Trust Company of Canada at 100 University Avenue, 9th Floor Toronto, Ontario M5J 2Y1 (Attention: Corporate Actions) (telephone:
1-800-564-6253 or 1-514-982-7125) to request the correct form.

If you are a registered Acetex Shareholder, you should send your Acetex common share certificates, together with your completed and signed Letter of Transmittal (on green paper) to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Corporate Actions) (telephone: 1-800-564-

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                                      21

6253 or 1-514-982-7125). If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Computershare Trust Company of Canada who will respond with the replacement requirements, which must be properly completed and submitted in good order to Computershare Trust Company of Canada If you hold your Acetex Shares through a nominee such as a broker or dealer, you should carefully follow the instructions of such nominee.

On and after the Effective Time, all certificates that represented Acetex Shares immediately prior to the Effective Time will cease to represent any rights with respect to the Acetex Shares and will only represent the right to receive the consideration payable pursuant to the Plan of Arrangement, being $9.00 multiplied by the number of Acetex Shares represented by such certificate.

If you are a registered Acetex Warrantholder, you should send your Acetex warrant certificates together with your completed and signed Letter of Transmittal (on yellow paper) to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Corporate Actions). On and after the Effective Time, all certificates that represented Acetex Warrants immediately prior to the Effective Time will cease to represent any rights with respect to the Acetex Warrants and will only represent the right to receive the consideration payable pursuant to the Plan of Arrangement, being $9.00 less the exercise price, multiplied by the number of Acetex Warrants represented by such certificate.

If you are an Acetex Optionholder, you should send your completed and signed Letter of Transmittal (on tan paper) to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attention: Corporate Actions). No documents evidencing the Acetex Options need to be delivered other than the Letter of Transmittal, which will require that details regarding the Acetex Options be set out therein. An Acetex Optionholder will be required to acknowledge that, at and after the Effective Time, his or her Acetex Options will cease to represent any rights with respect to the Acetex Options and will only represent the right to receive the amounts payable by Acetex pursuant to the Plan of Arrangement.

Under no circumstances will interest accrue or be payable by Acetex or HNA or Computershare Trust Company of Canada in respect of consideration payable under the Arrangement, regardless of any delay in making such payment.

Any use of the mail to transmit certificates for Acetex Shares, certificates for Acetex Warrants and Letters of Transmittal is at the risk of the relevant Acetex Securityholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, and with proper insurance, be used.

A cheque in the amount payable under the Arrangement to the former Acetex Securityholder will, as soon as practicable after the Effective Date be forwarded to the former Acetex Securityholder at the address specified in the applicable Letter of Transmittal by prepaid mail.

If you are a Holdco Shareholder and you wish to avail yourself of the Holdco Election, please contact Lynn Haycock at Acetex at 750 World Trade Centre, 999 Canada Place, Vancouver, B.C. V6C 3E1, telephone 604-688-9600 to receive a Holdco Agreement and a Holdco Letter of Transmittal and Election Form and related documents. See "The Holdco Election" below.

In the event of a transfer of ownership of Acetex Shares or Acetex Warrants that is not registered in the register the consideration in respect of such securities may be paid to the transferee if the certificate representing such Acetex Shares or such Acetex Warrants is presented to Computershare Trust Company of Canada, accompanied by all documents required to evidence and effect such transfer.

EXTINGUISHMENT OF RIGHTS

Any certificate which prior to the Effective Time represented outstanding Acetex Securities will cease to represent a claim or interest of any kind or nature whatsoever, if it has not been deposited together with the Letter of Transmittal and all other required documents with Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 within 10 years of the Effective Date.

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                                      22

THE HOLDCO ELECTION

Subject to certain conditions, persons who are resident in Canada for purposes of the Tax Act and are Holdco Shareholders may elect in respect of all of the Acetex Shares held by the Holdco(s) controlled by such Persons at the Effective Date (the "Holdco Election") to have all such issued and outstanding shares in the capital of such Holdco(s) transferred to HNA in exchange for $9.00 in cash per Holdco Share. A Holdco Election may be made by properly completing and delivering to Acetex a Holdco Letter of Transmittal and an Election Form by 4:30 p.m. (Pacific Time) on the seventh (7th) Business Day immediately preceding the date of the Meeting (the "Holdco Election Deadline") namely January 3, 2005 or, if the Meeting is adjourned, such time on the seventh (7th) Business Day immediately prior to the date of such adjourned Meeting (the "Holdco Agreement Deadline").

Each Holdco Shareholder that has properly made the Holdco Election prior to the Holdco Agreement Deadline will be required to enter into a Holdco Agreement with HNA providing for the acquisition by HNA of all of the issued and outstanding Holdco Shares held or beneficially owned by such Holdco Shareholder and containing such representations, warranties, terms and conditions and indemnities as HNA may request in connection therewith, including those set forth in Exhibit 1 to the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which is attached as Appendix C to this Circular.

Persons who wish to avail themselves of the Holdco Election must obtain copies of the Holdco Agreement and the Holdco Letter of Transmittal and Election Form from Lynn Haycock at Acetex at 750 World Trade Centre, 999 Canada Place, Vancouver, B.C. V6C 3E1, telephone 604-688-9600.

                          THE ARRANGEMENT AGREEMENT

The following is a summary of the material terms of the Arrangement Agreement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement, which is attached as Appendix C to this Circular.

REPRESENTATIONS AND WARRANTIES

The Arrangement Agreement contains certain customary representations and warranties of Acetex relating to, among other things, its due incorporation and organization, capitalization, operations, financial condition and authority to enter into the Arrangement Agreement and to consummate the Arrangement. The Arrangement Agreement also contains certain customary representations and warranties of HNA relating to, among other things, its due incorporation and organization, authority to enter into the Arrangement Agreement and to consummate the Arrangement.

COVENANTS

COVENANTS OF HNA

HNA has agreed to deposit with Computershare Trust Company of Canada all funds required to be paid by it pursuant to the Plan of Arrangement no later than twenty-four (24) hours before the Effective Date by way of a bank draft, wire transfer or other form of immediately available funds.

COVENANTS OF ACETEX

As detailed in the Arrangement Agreement, Acetex has generally agreed that until the earlier of the termination of the Arrangement Agreement or the Effective Date that it will carry on its business in the ordinary and regular course in substantially the same manner as conducted prior to the execution of the Arrangement Agreement. These covenants contain, among other things certain restrictions on carrying on business, other than in the ordinary course, including:

(a) except as disclosed to HNA or with the prior written consent of HNA and except for contracts or arrangements not involving amounts in excess of U.S.$200,000 individually or U.S.$2,000,000 in the aggregate, it shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

(b) except as disclosed to HNA or with the prior written consent of HNA it shall not, directly or indirectly, including through a Subsidiary, do or permit to occur any of the following:

         (i) issue or sell any of the shares in (or the right to acquire such shares) or, other than in the ordinary course, any assets or rights of Acetex or its Subsidiaries;

         (ii)     pay any dividend or make any distributions;

         (iii)    reorganize, amalgamate or merge with any Person;

         (iv) acquire or dispose of any entities or assets which, in each case, are individually or in the aggregate material, except in the usual, ordinary and regular course of business and consistent with past practice;

         (v) except in the usual, ordinary and regular course of business and consistent with past practice: (A) satisfy or settle any claims or liabilities which are individually or in the aggregate material; or (B) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

         (vi)     with certain exceptions incur indebtedness;

         (vii) fail to maintain facilities, equipment and similar fixed assets in the same state of repair, order and condition as they were on the date of the Arrangement Agreement, reasonable wear and tear excepted;

         (viii) except as otherwise agreed make any loan, advances or capital contributions to, or investments in any other Person, except for those in the usual, ordinary and regular course of business consistent with past practice which are not, individually or in the aggregate material to Acetex on a consolidated basis;

         (ix) enter into, renew, modify or revise any material contract or material transaction with any affiliate, officer or director of Acetex or any of its Subsidiaries;

         (x) other than in the usual, ordinary and regular course of business and consistent with past practice and required by existing employment, pension, supplemental pension, termination, compensation arrangements or policies, in the case of directors, officers and employees of it or any of its Subsidiaries, (A) take any action with respect to the entering into or modifying of any Acetex Plan (as such term is defined in the Arrangement Agreement), employment, severance, collective bargaining or any other employee benefit plans, agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or (B) loan or advance any money or other property to any present or former director, officer or employee of Acetex or any of its Subsidiaries;

         (xi) except as otherwise agreed and as set forth in Acetex's or any of its Subsidiaries' previously approved respective capital budgets incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate which, when aggregated with amounts incurred in respect thereof since September 30, 2004, would exceed U.S.$5,000,000;

         (xii) fail to use reasonable commercial efforts, or cause each of its Subsidiaries to fail to use its reasonable commercial efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it or its Subsidiaries;

         (xiii) it shall not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by the Arrangement Agreement prior to the Effective Date without the prior written consent of HNA;

         (xiv) except in the usual and ordinary course of business and consistent with past practice or except as disclosed to HNA, it and its Subsidiaries shall not (i) enter into any new contract or modify any existing contract involving amounts in excess of U.S.$5,000,000 and (ii) shall not terminate any existing contract involving amounts in excess of U.S.$1,000,000; and

         (xv) subject to confidentiality obligations it will keep HNA fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its businesses.

Each of Acetex and HNA have covenanted to co-operate with each other in (i) obtaining all necessary consents, approvals and authorizations as are required to be obtained by each party under any applicable Law; (ii) effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by each party in connection with the Arrangement; and (iii) opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affect the ability to consummate the Arrangement.

COVENANTS REGARDING RECOMMENDATION OF BOARD OF DIRECTORS, NON-SOLICITATION AND HNA'S RIGHT TO MATCH

Pursuant to the Arrangement Agreement, the Board of Directors may not change or withdraw its recommendation to the Acetex Securityholders in respect of the Arrangement, except to the extent permitted under Section 6.6 of the Arrangement Agreement and subject to the requirements set forth therein.

Pursuant to the Arrangement Agreement, Acetex has agreed that neither it nor any of its Subsidiaries will directly or indirectly, through any officer, director, employee, representative or agent; solicit, initiate, invite or encourage the initiation of or participation in any inquiries or proposals regarding an Acquisition Proposal. However, the Board of Directors may, in accordance with the Arrangement Agreement, consider, negotiate, approve or recommend to the Acetex Securityholders an agreement in respect of an unsolicited bona fide written Acquisition Proposal:

(a) (i) that is not subject to any financing condition and in respect of which any required financing has been demonstrated to the satisfaction of a majority of the Board of Directors, acting in good faith, to be reasonably likely to be obtained; (ii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of Acetex or any of its Subsidiaries or their representatives (A) greater than that previously provided to HNA or (B) beyond 5:00 p.m. (Pacific Time) on the third business day after which access is afforded to the Person making the Acquisition Proposal (provided, however, the foregoing shall not restrict the ability of such Person to continue to review the information provided);

(b) in respect of which a majority of the Board of Directors determines, after consultation with outside counsel, that in the exercise of its fiduciary duties under applicable Law it would be necessary for the Board of Directors to take such action in order to avoid breaching its fiduciary duties; and

(c) which a majority of the Board of Directors determines in good faith, after consultation with financial advisers, if consummated in accordance with its terms, would result in a transaction more favourable to the Acetex Securityholders (in their capacity as Acetex Securityholders) than the Arrangement.

Acetex agreed to immediately cease, and cause its Subsidiaries, and use reasonable commercial efforts to cause Acetex's and its Subsidiaries' directors, officers, employees, financial advisers, representatives and other advisers immediately to cease and cause to be terminated all existing activities, discussions and negotiations with any Persons conducted prior to the date of the Arrangement Agreement with respect to any inquiries or proposals relating to any Acquisition Proposal. Acetex agreed not to release any third party from any confidentiality agreement in respect of an Acquisition Proposal to which such third party is a party. Acetex further agreed not to release any third party from any standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal and then, only in respect of such Superior Proposal. Acetex agreed to immediately request the return or destruction of all confidential information provided to any third parties who have previously entered into a confidentiality agreement in respect of an Acquisition Proposal with Acetex and shall use all reasonable efforts to ensure that such requests are honoured.

Acetex agreed to notify HNA, within 48 hours of any future Acquisition Proposal of which such Acetex directors or senior officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Acetex or any of Acetex's Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records or for a list of the shareholders of Acetex or any Subsidiary by any Person that informs Acetex or such Subsidiary that it is considering making an Acquisition Proposal. Such notice shall include a copy of all written communications and a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as HNA may reasonably request, including without limitation the identity of the Person and controlling Person, if any, making such proposal, inquiry or contact.

If Acetex receives a request for material non-public information from a Person who proposes a bona fide Acquisition Proposal in respect of Acetex, and the Board of Directors determines that such proposal would be a Superior Proposal in accordance with the terms of the Arrangement Agreement, then, and only in such case, the Board of Directors may, subject to the terms of the Arrangement Agreement, only provide such Person with access, in accordance with Section 6.5(a) of the Arrangement Agreement to the same information previously provided to HNA.

Acetex has agreed not to accept, approve, recommend or enter into any agreement (except for a confidentiality agreement pursuant to the Arrangement Agreement) in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal (or change or withdraw its recommendation in favour of the Arrangement) unless: (a) it has promptly provided HNA with a copy of the Acquisition Proposal document which has been determined to be a Superior Proposal; (b) five (5) Business Days (the "Notice Period") shall have elapsed from the date HNA received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal; and (c) it terminates the Arrangement Agreement pursuant to Section 10.1(e) thereof and shall have paid the termination fee discussed below to HNA. During the Notice Period, Acetex has agreed to provide a reasonable opportunity to HNA to consider, discuss and offer such adjustments in the terms and conditions of the Arrangement Agreement as would enable Acetex to proceed with its recommendation to Acetex Securityholders with respect to the Arrangement; provided however that any such adjustment shall be at the discretion of HNA at the time. Acetex has agreed that its Board of Directors will review in good faith any offer made by HNA to amend the terms of the Arrangement Agreement in order to determine, in its discretion, as part of its exercise of its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal (and whether it will change or withdraw its recommendation in favour of the Arrangement). If a majority of the Board of Directors determines that the Superior Proposal would cease to be a Superior Proposal, Acetex will so advise HNA and will accept the offer by HNA to amend the terms of the Arrangement Agreement and the parties have agreed to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Board of Directors continues to believe, in good faith and after consultation with financial advisers and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by HNA, then Acetex may, subject to the terms of the Arrangement Agreement, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal (and change or withdraw its recommendation in favour of the Arrangement). Each successive material modification of any Acquisition Proposal or a Superior Proposal shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement and shall require a five (5) business days Notice Period from the date a copy of such amendment is provided to HNA (other than an amendment to improve upon a Superior Proposal in respect of which HNA has been provided with an opportunity to amend the terms of the Arrangement Agreement and such Superior Proposal has not ceased to be a Superior Proposal prior to the proposed amendment). In the event that Acetex provides HNA with the notice contemplated in the Arrangement Agreement on a date that is less than seven calendar days prior to the Meeting, if

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                                      26

requested by HNA, Acetex shall adjourn the Meeting to a date that is not less than seven calendar days and not more than ten calendar days after the date of such notice.

See Sections 6.4, 6.5 and 6.6 of the Arrangement Agreement attached hereto as Appendix C for a more detailed description of the covenant regarding the recommendation of the Board of Directors, Acetex's non-solicitation covenants and HNA's right to match contained therein.

CONDITIONS TO CLOSING

CONDITIONS IN FAVOUR OF BOTH ACETEX AND HNA

The Arrangement Agreement provides that the obligations of HNA and Acetex to complete the Arrangement are subject to the satisfaction or waiver, where permissible, on or before the Effective Date, of certain customary conditions, including the following:

(a) the Final Order shall have been granted in form and substance satisfactory to Acetex and HNA, acting reasonably and shall not have been set aside or modified in an manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(b) there shall be no action taken under any Laws or by any Governmental Entity, that:

         (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions or agreements contemplated in the Arrangement Agreement or materially modifies the Arrangement or any other transactions or agreements contemplated in the Arrangement Agreement in a manner unacceptable to the parties, acting reasonably; or

         (ii) results in a judgment or assessment of damages, directly or indirectly, which is material to the transactions or agreements contemplated in the Arrangement Agreement;

(c) all consents, waivers, permits and approvals, including the regulatory approvals noted above, reasonably required or desirable in connection with the Arrangement and the transactions contemplated by the Arrangement Agreement shall have been obtained and/or any expiry of any statutorily defined waiting periods shall have occurred (See "INFORMATION CONCERNING THE ARRANGEMENT - Regulatory Matters").

CONDITIONS IN FAVOUR OF HNA

The Arrangement Agreement provides that the obligation of HNA to complete the Arrangement is subject to the satisfaction on or before the Effective Date of a number of conditions, including the following, each of which may be waived by
HNA:

(a) the representations and warranties made by Acetex in the Arrangement Agreement are in the reasonable judgment of HNA true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement or except where a representation and warranty is qualified by "in all material respects" or other similar materiality qualifiers, in which case such representation and warranty shall be true and correct) and Acetex shall have provided to HNA the certificate of a senior officer of Acetex certifying such accuracy on the Effective Date;

(b) Acetex shall have complied in all material respects with its covenants under the Arrangement Agreement and Acetex shall have provided to HNA the certificate of a senior officer of Acetex certifying that Acetex has so complied with its covenants under the Arrangement Agreement;

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                                      27

(c) the Board of Directors shall have adopted all necessary resolutions, and all other necessary corporate actions shall have been taken by Acetex and its Subsidiaries to permit the consummation of the transactions contemplated by the Arrangement Agreement;

(d) since the date of the Arrangement Agreement there shall have been no events, circumstances, conditions, changes or occurrences that individually, or in the aggregate, have had, or could reasonably be expected to have, a material adverse effect on the business, operations, assets, financial condition or results of operations of Acetex and any of its Subsidiaries taken as a whole, except any such effect resulting from or arising in connection with (i) the announcement of the Arrangement
         Agreement or the Arrangement (including any loss of customers which results from the announcement of the Arrangement Agreement),
         (ii) changes generally affecting the industries in which Acetex and its Subsidiaries operate that do not have a disproportionately adverse impact on Acetex and its Subsidiaries or (iii) changes in economic conditions generally that do not have a disproportionately adverse impact on Acetex and its Subsidiaries; and

(e) rights of dissent shall not have been exercised, nor shall proceedings have been initiated to exercise such rights by Acetex Shareholders, Acetex Optionholders or Acetex Warrantholders which in the aggregate represent more than 10% of the outstanding capital stock of Acetex on a fully diluted basis.

CONDITIONS IN FAVOUR OF ACETEX

The Arrangement Agreement provides that the obligation of Acetex to complete the Arrangement is subject to the satisfaction, on or before the Effective Date, of a number of conditions, including the following, each of which may be waived by
Acetex:

(a) the representations and warranties made by HNA in the Arrangement Agreement are in the reasonable judgment of Acetex true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Arrangement Agreement or except where a representation and warranty is qualified by "in all material respects" or other similar materiality qualifiers, in which case such representation and warranty shall be true and correct) and HNA shall have provided to Acetex the certificate of a senior officer of HNA certifying such accuracy on the Effective Date; and

(b) HNA shall have complied in all material respects with its covenants under the Arrangement Agreement, and HNA shall have provided to Acetex the certificate of a senior officer of HNA certifying that HNA has so complied with its covenants under the Arrangement Agreement.

There is no assurance that all of the conditions noted above will be satisfied or waived on a timely basis. The conditions noted above shall be conclusively deemed to have been satisfied, waived or released when with the agreement of Acetex and HNA, a certificate of arrangement in respect of the Plan of Arrangement is issued by the Registrar.

TERMINATION AND PAYMENT OF FEES AND EXPENSES

The Arrangement Agreement may be terminated by mutual written consent of Acetex and HNA at any time prior to the Effective Date. Either Acetex or HNA may terminate the Arrangement Agreement if:

(a) the Interim Order is not granted on or before December 21, 2004 in form and substance satisfactory to HNA and Acetex, acting reasonably, or is set aside or modified in a manner unacceptable to HNA and Acetex on appeal or otherwise;

(b) the Acetex Arrangement Resolutions are not passed at the Meeting on or before January 22, 2005 or such later date as may be permitted by the Arrangement Agreement, provided that Acetex may not terminate the Arrangement Agreement unless any applicable termination fee has been paid; and

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                                      28

(c) the Effective Date is not on or before August 31, 2005 or other date as the parties may mutually agree upon.

HNA or Acetex may terminate the Arrangement Agreement prior to the Effective Date if any condition in the respective party's favour has not been satisfied at or prior to the date required for performance.

The Arrangement Agreement may be terminated by HNA upon the entering into of a definitive agreement with respect to a Superior Proposal in accordance with the applicable provisions of the Arrangement Agreement following the failure of the Arrangement Resolutions to be passed at the Meeting, provided Acetex has paid the termination fee noted below.

The Arrangement Agreement may be terminated by HNA at any time following the occurrence of a HNA Payment Event as defined below.

Acetex is required to pay a termination fee to HNA in the amount of $10,000,000 if:

(a) the Board of Directors withdraws, qualifies or changes any of its recommendations or determinations in support of the Arrangement in connection with Acetex entering into a definitive agreement with respect to a Superior Proposal;

(b) an Acquisition Proposal is publicly announced, proposed, offered or made to the Acetex Securityholders or to Acetex, and (i) such Acquisition Proposal has not expired or been withdrawn at the time of the Meeting and (ii) the Acetex Securityholders do not approve the Arrangement Resolutions; or

(c) Acetex accepts, approves, recommends or enters into any agreement with respect to an Acquisition Proposal in accordance with the applicable provisions of the Arrangement Agreement.

Each of the above is referred to as an HNA Payment Event".

ASSIGNMENT

The Arrangement Agreement may not be assigned by either party thereto without the prior written consent of the other party thereto; provided that, notwithstanding the foregoing, Celanese may assign its rights and obligations under the Arrangement Agreement to any of its affiliates, PROVIDED that such affiliate agrees to be bound by the terms and conditions thereof and PROVIDED, FURTHER, that no such assignment shall relieve Celanese of any of its obligations thereunder.

Pursuant to this provision, Celanese has assigned its rights and obligations under the Arrangement Agreement to HNA, its indirect wholly-owned Subsidiary. Celanese has not been relieved of any of its obligations under the Arrangement Agreement. HNA has the right to further assign its rights and obligations under the Arrangement Agreement to another affiliate of Celanese.

SUPPORT AGREEMENTS

Pursuant to the Support Agreements, each of Brooke N. Wade and Kenneth E. Vidalin irrevocably agreed:

(a) to vote the Acetex Securities held or controlled by them or over which they have direction in favour of the Arrangement at the Meeting;

(b) to vote the Acetex Securities held, controlled or over which they have direction against (i) any Acquisition Proposal (other than a Superior Proposal) or any action which is a component of an Acquisition Proposal (other than a component of a Superior Proposal); (ii) any reorganization, recapitalization, dissolution, liquidation or winding up of Acetex, other than one involving or consented to in writing by HNA; (iii) any action that would prevent, impede, interfere with, discourage or delay the Arrangement;
         (iv) any merger,

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                                      29

         consolidation, business combination, sale of assets, take-over bid, amalgamation, arrangement, reorganization or recapitalization of Acetex or similar transactions or series of transactions involving Acetex (other than a Superior Proposal); (v) any sale, lease or transfer of any significant part of the assets of Acetex or similar transactions or series of transactions involving Acetex (other than a component of a Superior Proposal); (vi) any material change in the capitalization of Acetex or the corporate structure or charter of Acetex; and (vii) any action that would result in any breach of any representation, warranty or covenant of Acetex in the Arrangement Agreement;

(c) not to exercise their Dissent Rights in respect of the Arrangement Resolutions;

(d) not to deposit or tender, agree to deposit or tender any Acetex Securities to any take-over bid, stock exchange take-over bid or other purchase or acquisition of equity securities which is or is part of an Acquisition Proposal;

(e) not to make, aid or abet, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the ABCA) in respect of any Acquisition Proposal;

(f) not to initiate, propose or otherwise solicit, shareholders of Acetex for the approval of one or more shareholder proposals with respect to Acetex as described in Section 136 of the ABCA, or induce or attempt to induce any other Person to initiate any shareholder proposal with respect to Acetex, which in either case is contrary to or inconsistent with the terms of the Arrangement; and

(g) not to call or seek to have called any meeting of the shareholders of Acetex, for any purpose which is contrary to or inconsistent with the terms of the Arrangement.

Brooke N. Wade holds in the aggregate 7,966,846 Acetex Shares or approximately 20.74% of the issued and outstanding Acetex Securities and Kenneth E. Vidalin holds or controls 2,530,065 Acetex Shares and 781,088 Acetex Options representing 8.62% of the issued and outstanding Acetex Securities.

                             RISK FACTORS

In addition to other information contained in this Circular, Acetex Securityholders should consider the following factors in evaluating the Arrangement and deciding whether to approve the Arrangement Resolutions and risks related to continuing to hold Acetex Securities.

RISK FACTORS SPECIFIC TO THE ARRANGEMENT

Acetex is subject to a number of material risks if the Arrangement is not completed including those noted below.

FAILURE TO COMPLETE THE ARRANGEMENT COULD HAVE A NEGATIVE IMPACT ON SHARE PRICE AND FUTURE BUSINESS OPERATIONS

If the Arrangement is not completed there may be a negative impact on the Acetex Share price, future business and operations to the extent that the current trading price of the Acetex Shares reflects an assumption that the Arrangement will be completed. The price of Acetex Shares may decline if the Arrangement is not completed and such decline may be significant.

COSTS AND EXPENSES OF THE ARRANGEMENT MAY NOT BE RECOVERABLE

If the Arrangement is not completed, Acetex will not receive any reimbursement from HNA provided that in certain circumstances HNA shall reimburse Acetex for fifty percent (50%) of the reasonable costs actually incurred by Acetex associated with the solicitation of proxies for the approval of the Arrangement Resolutions in accordance with the Circular and the Interim Order in favour of the approval of the Arrangement Resolutions. The fees, costs and expenses of Acetex in connection with the Arrangement including, without limitation, financial advisers' fees, filing fees, legal and accounting fees, proxy solicitation fees (except as set forth above) and printing and mailing

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                                      30

costs will be payable whether or not the Arrangement is completed are anticipated to be approximately U.S.$10M. In addition, Acetex may, as set out in this Circular, be required to make certain termination payments to HNA.

THERE MAY BE NOT BE ANOTHER ATTRACTIVE TAKEOVER MERGER OR BUSINESS COMBINATION

If the Arrangement is not completed and the Board of Directors of Acetex decides to seek another merger or business combination, there can be no assurance that it will be able to find a purchaser willing to pay an equivalent or more attractive price than the price to be paid by HNA under the Arrangement.

ACETEX MAY BE REQUIRED TO PAY A TERMINATION FEE

In the event the Arrangement Agreement is terminated, Acetex may in certain circumstances be obligated to pay a termination fee to HNA in the amount of $10,000,000. See "THE ARRANGEMENT AGREEMENT - Termination and Payment of Fees and Expenses. The termination fee may discourage other parties from participating in a transaction with Acetex, even if those parties might be willing to offer greater value to Acetex Securityholders than HNA has offered.

RISK FACTORS RELATED TO ACETEX

If the Arrangement is not completed, Acetex will continue to face all of the existing operational and financial risks of its businesses which are described in Acetex's annual information form dated March 29, 2004 and which are hereby incorporated by reference into this Circular.

           CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to Acetex, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the disposition of Acetex Securities pursuant to the Arrangement by Acetex Securityholders who, for purposes of the Tax Act and at all relevant times, deal at arm's length, and are not affiliated, with Acetex or HNA.

This summary is generally applicable to an Acetex Shareholder or Acetex Warrantholder who, for purposes of the Tax Act and at all relevant times, holds Acetex Shares or Acetex Warrants as capital property. Acetex Shares or Acetex Warrants will generally constitute capital property to a holder thereof unless the holder holds such shares or warrants in the course of carrying on a business or has acquired such shares or warrants in a transaction or transactions considered to be an adventure or concern in the nature of trade. An Acetex Shareholder that is a resident of Canada and whose shares might not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Acetex Shares and every "Canadian security" (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Acetex Shareholders considering making such election should consult with their own tax advisers.

This summary is applicable to Acetex Optionholders who have acquired or are deemed to have acquired their Acetex Options in respect of, in the course of or by virtue of employment (including being an officer or director) with Acetex or a Subsidiary thereof.

This summary does not apply to Acetex Securityholders that are "specified financial institutions" or "financial institutions" or to an Acetex Securityholder, an interest in which would be a "tax shelter investment" (all as defined in the Tax Act). This summary does not address any Canadian federal income tax consequences generally applicable to Holdco Shareholders. All such holders should consult their own tax advisers.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder, and counsel's understanding of the administrative and assessing practices of the CRA published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted substantially as proposed, although there is no

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                                      31

certainty that the Tax Proposals will be so enacted, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in Law or CRA administrative and assessing practices, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ from the Canadian federal income tax considerations described herein.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR ACETEX SECURITYHOLDER. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. CONSEQUENTLY, ACETEX SECURITYHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS FOR ADVICE AS TO THE TAX CONSIDERATIONS IN RESPECT OF THE ARRANGEMENT HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

RESIDENTS OF CANADA

This part of the summary is generally applicable to an Acetex Securityholder who, for purposes of the Tax Act and any applicable income tax convention, and at all relevant times, is a resident or deemed to be a resident of Canada.

Such a resident Acetex Shareholder or Acetex Warrantholder whose Acetex Shares or Acetex Warrants are disposed of to HNA under the Arrangement will generally realize a capital gain (or a capital loss) to the extent the proceeds of disposition of such shares or warrants are greater (or less) than the total of the holder's adjusted cost base of such shares or warrants and any reasonable costs of disposition.

Generally, one-half of any capital gain realized by an Acetex Shareholder or Acetex Warrantholder (a "taxable capital gain") will be required to be included in income in the taxation year in which it is realized, and one-half of any capital loss realized by such holder (an "allowable capital loss") will be deductible, subject to certain limitations, from taxable capital gains in the year of disposition. Allowable capital losses in excess of taxable capital gains in a particular year may be deducted against net taxable capital gains realized in any of the three preceding years or any subsequent year, to the extent and under the circumstances permitted in the Tax Act.

An Acetex Shareholder or Acetex Warrantholder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be subject to an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act.

If an Acetex Shareholder is a corporation, any capital loss realized by the holder on the disposition of Acetex Shares may in certain circumstances be reduced by the amount of any dividends which have been received (or deemed to be received) on such shares to the extent and under the circumstances prescribed by the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

An Acetex Optionholder whose options are acquired by HNA under the Arrangement will be deemed to have received an employment benefit equal to the amount of the consideration received from HNA, will generally be required to include such amount in income and may be entitled to deduct one half of such amount in computing his or her taxable income. Acetex Optionholders should consult their advisers with respect to their entitlement to such deduction.

A Dissenting Shareholder who is ultimately entitled to receive the fair value of Acetex Shares held by such holder will generally be considered to have disposed of the Acetex Shares and will (i) be deemed to have received a dividend in the amount by which the amount so received (less any interest awarded by the Court) exceeds the paid up capital of the Acetex Shares so disposed of and (ii) realize a capital gain or capital loss equal to the amount by which the amount received (less interest and, except to the extent subsection 55(2) of the Tax Act applies, the amount of any deemed dividend described in (i) above) exceeds or is less than the adjusted cost base of such shares. Any interest received will be included in the dissenter's income for the purposes of the Tax Act. Acetex has advised counsel that the paid up capital of each Acetex Share is estimated

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                                      32

to be approximately $4.27 as of the date of this Circular. Any amount which is deemed to be a dividend and is deemed to be received by an Acetex Shareholder that is a corporation resident in Canada may be deemed by subsection 55(2) of the Tax Act to be a capital gain and such shareholders should consult their own advisers with respect to such treatment and the discussion above with respect to computation of capital gains and capital losses.

A Dissenting Warrantholder who is ultimately entitled to be paid the fair value of such holder's warrants will be considered to have disposed of the Acetex Warrants for proceeds of disposition equal to the amount received less any interest awarded by the Court. Any interest received will be included in the dissenter's income for the purposes of the Tax Act.

The discussion above in respect of Acetex Optionholders whose options are acquired by HNA under the Arrangement is generally applicable to a Dissenting Optionholder who is ultimately entitled to be paid the fair value of such holder's options. Such payments made to Dissenting Optionholders will be subject to normal withholding taxes and payroll charges. Any interest received will be included in the dissenter's income for the purposes of the Tax Act.

NON-RESIDENTS OF CANADA

This part of the summary is generally applicable to an Acetex Shareholder, Acetex Warrantholder or Acetex Optionholder who, for purposes of the Tax Act and any applicable income tax convention, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and whose Acetex Securities are not taxable Canadian property for the purposes of the Tax Act at the time of disposition. Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere. This summary assumes that the Acetex Shares will be listed on the TSX at all relevant times.

Generally, Acetex Shares, Acetex Warrants or Acetex Options will not be taxable Canadian property to an Acetex Shareholder, Acetex Warrantholder or Acetex Optionholder at a particular time provided that (i) the Acetex Shares are listed on a prescribed stock exchange (which currently includes the TSX) at that time,
(ii) the Acetex Shareholder, Acetex Warrantholder or Acetex Optionholder does not use or hold, and is not deemed to use or hold, such shares, warrants or options in carrying on a business in Canada, (iii) the Acetex Shareholder, Acetex Warrantholder or Acetex Optionholder, Persons with whom such holder did not deal at arm's length, or such holder together with such Persons, did not own 25% or more of the issued shares of any class or series in the capital of Acetex at any time during the 60 month period that ends at that time, and (iv) such Acetex Shares, Acetex Warrants or Acetex Options are not otherwise deemed to be taxable Canadian property.

Such a non-resident Acetex Shareholder or Acetex Warrantholder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Acetex Shares or Acetex Warrants to HNA under the Arrangement.

To the extent an Acetex Option was granted in respect of services performed in Canada, any amount received by the non-resident Acetex Optionholder on the transfer of such Acetex Option to HNA will generally be required to be included in income and such holder may be entitled to deduct one half of such amount in computing his or her taxable income. Acetex Optionholders should consult their advisers with respect to the Canadian federal income tax considerations applicable in respect of Acetex Options. Otherwise, an Acetex Optionholder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Acetex Options to HNA under the Arrangement.

A non-resident Dissenting Shareholder who is ultimately entitled to receive the fair value of such holder's shares will be considered to have disposed of the Acetex Shares to Acetex and will generally be deemed to have received a dividend equal to the amount received less the paid up capital of such shares and less any interest awarded by the Court. Such deemed dividend and any interest received will be subject to Canadian withholding tax at the rate of 25%, subject to reduction by any applicable income tax convention. Acetex has advised counsel that the paid up capital of each Acetex Share is estimated to be approximately $4.27 as of the date of this Circular.

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                                      33

A non-resident Dissenting Warrantholder who is ultimately entitled to be paid the fair value of such holder's warrants will generally not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Acetex Warrants to Acetex. Any interest received will be subject to Canadian withholding tax at the rate of 25%, subject to reduction by any applicable income tax convention.

The discussion above in respect of non-resident Acetex Optionholders whose options are acquired by HNA under the Arrangement is generally applicable to a non-resident Dissenting Optionholder who is ultimately entitled to be paid the fair value of such holder's options.

Acetex Securityholders subject to tax in other jurisdictions are urged to consult with their own tax advisers in those jurisdictions for advice as to tax considerations in respect of the Arrangement having regard to their own particular circumstances.

                    DISSENTING SECURITYHOLDER RIGHTS

THE FOLLOWING DESCRIPTION OF THE RIGHT TO DISSENT AND APPRAISAL TO WHICH REGISTERED DISSENTING SECURITYHOLDERS ("DISSENTING SECURITYHOLDERS") ARE ENTITLED IS NOT A COMPREHENSIVE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY A DISSENTING SECURITYHOLDER WHO SEEKS PAYMENT OF THE FAIR VALUE OF SUCH DISSENTING SECURITYHOLDER'S ACETEX SECURITIES AND IS QUALIFIED IN ITS ENTIRETY BY THE REFERENCE TO THE FULL TEXT OF THE INTERIM ORDER AND SECTION 191 OF THE ABCA WHICH ARE ATTACHED TO THIS CIRCULAR AS APPENDICES B AND E. A REGISTERED DISSENTING SECURITYHOLDER WHO INTENDS TO EXERCISE THE RIGHT TO DISSENT AND APPRAISAL SHOULD CAREFULLY CONSIDER AND COMPLY WITH THE PROVISIONS OF SECTION 191 OF THE ABCA AS MODIFIED BY THE INTERIM ORDER. FAILURE TO STRICTLY COMPLY WITH THE PROVISIONS OF THAT SECTION AND TO ADHERE TO THE PROCEDURES ESTABLISHED THEREIN MAY RESULT IN THE LOSS OF ALL RIGHTS THEREUNDER.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, registered Acetex Securityholders are entitled, in addition to any other right such holder may have, to dissent and to be paid by Acetex, in the event the Arrangement becomes effective the fair value of the Acetex Securities held by such holder in respect of which such holder dissents, determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by Acetex Securityholders at the Meeting. A registered Acetex Securityholder may dissent only with respect to all of the Acetex Securities held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. ONLY REGISTERED ACETEX SECURITYHOLDERS MAY DISSENT. PERSONS WHO ARE BENEFICIAL OWNERS OF ACETEX SECURITIES REGISTERED IN THE NAME OF A BROKER, CUSTODIAN, NOMINEE OR OTHER INTERMEDIARY WHO WISH TO DISSENT, SHOULD BE AWARE THAT THEY MAY ONLY DO SO THROUGH THE REGISTERED OWNER OF SUCH SECURITIES. A REGISTERED HOLDER, SUCH AS A BROKER, WHO HOLDS ACETEX SECURITIES AS NOMINEE FOR BENEFICIAL HOLDERS, SOME OF WHOM WISH TO DISSENT, MUST EXERCISE DISSENT RIGHTS ON BEHALF OF SUCH BENEFICIAL OWNERS WITH RESPECT TO THE ACETEX SECURITIES HELD FOR SUCH BENEFICIAL OWNERS. IN SUCH CASE, THE DEMAND FOR DISSENT SHOULD SET FORTH THE NUMBER OF ACETEX SECURITIES COVERED BY IT. ALTERNATIVELY, SUCH A AN ACETEX SECURITYHOLDER MAY WISH TO INSTRUCT THE INTERMEDIARY TO CAUSE SUCH ACETEX SECURITIES TO REGISTERED IN THE HOLDER'S NAME SO THAT THE HOLDER MAY EXERCISE RIGHTS OF DISSENT DIRECTLY.

A Dissenting Securityholder must send a written objection to the Arrangement Resolutions, which written objection must be received by Acetex at its registered office, c/o Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Ave. S.W., Calgary, Alberta T2P 3N9 by 5:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting.

A registered Acetex Securityholder wishing to exercise the right to dissent with respect to such holder's Acetex Securities shall not vote such Acetex Securities at the Meeting, either by the submission of a proxy or by voting in person, in favour of the Arrangement Resolutions.

An application may be made to the Court of Queen's Bench of Alberta by Acetex or by a Dissenting Securityholder after the adoption of the Arrangement Resolutions to fix the fair value of the Dissenting Securityholder's Acetex

Securities. If such an application to the Court is made by Acetex or a Dissenting Acetex Securityholder, Acetex must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay the Dissenting Securityholder an amount considered by the Acetex Board of Directors to be the fair value of the Acetex Securities, as applicable. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Acetex is the applicant, or within 10 days after Acetex is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder of Acetex Securities, as applicable, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Acetex for the purchase of such holder's Acetex Securities in the amount of the offer made by Acetex (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Acetex Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Acetex Securities, as applicable, of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Acetex and in favour of each of those Dissenting Securityholders, and fixing the time within which Acetex must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as an Acetex Securityholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Acetex and the Dissenting Securityholder as to the payment to be made by Acetex to the Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as an Acetex Securityholder other than the right to be paid the fair value of such holder's Acetex Securities, in the amount agreed to between Acetex and the Dissenting Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Securityholder may withdraw the Dissenting Securityholder's dissent, or if the Arrangement has not yet become effective, Acetex may rescind the Arrangement Resolutions, and in either event the dissent and appraisal proceedings in respect of that Dissenting Securityholder will be discontinued.

Acetex shall not make a payment to a Dissenting Securityholder if there are reasonable grounds for believing that Acetex is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Acetex would thereby be less than the aggregate of its liabilities. In such event, Acetex shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their securities, as applicable, in which case the Dissenting Securityholder may, by written notice to Acetex within 30 days after receipt of such notice, withdraw such holder's written objection, in which case Acetex shall be deemed to consent to the withdrawal and such Dissenting Securityholder shall be reinstated with full rights as a Securityholder, failing which such Dissenting Securityholder retains its status as a claimant against Acetex to be paid as soon as Acetex is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Acetex but in priority to its shareholders.

All Acetex Securities held by Dissenting Securityholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Acetex and cancelled in exchange for such fair value.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Acetex Securities. The Interim Order and Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. ACCORDINGLY, EACH DISSENTING SECURITYHOLDER WHO MIGHT DESIRE TO EXERCISE THE RIGHT TO DISSENT AND APPRAISAL SHOULD CAREFULLY CONSIDER AND COMPLY WITH THE PROVISIONS OF THE INTERIM ORDER, A COPY OF WHICH IS ATTACHED AS APPENDIX B TO THIS CIRCULAR TOGETHER WITH SECTION 191 OF THE ABCA, THE FULL TEXT OF WHICH IS SET OUT IN APPENDIX E TO THIS CIRCULAR AND SHOULD CONSULT THEIR OWN LEGAL ADVISER.

It is a condition to the obligation of HNA to complete the Arrangement that rights of dissent shall not have been exercised, nor shall proceedings have been initiated to exercise such rights by Acetex Shareholders, Acetex Optionholders or Acetex Warrantholders which in the aggregate represent more than 10% of the outstanding capital stock of Acetex on a fully diluted basis.

                          INFORMATION ABOUT HNA

HNA, is an indirect wholly-owned subsidiary of Celanese. Celanese, through its Subsidiaries, is an integrated global producer of value-added industrial chemicals. The operations of Celanese and its Subsidiaries are located in North America, Europe and Asia, including substantial joint ventures in China. Celanese believes it is one of the lowest-cost producers of key building block chemicals in the acetyls chain, such as acetic acid and VAM, due to its economies of scale, operating efficiencies and proprietary production technologies.

Celanese and Acetex were the original signatories to the Arrangement Agreement. Celanese assigned its rights and obligations under the Arrangement Agreement to HNA, its indirect wholly-owned Subsidiary. HNA intends to fund the Arrangement through a refinancing and increase of the existing senior credit facility of its indirect parent, BCP Crystal US Holdings Corp.

HNA does not hold any Acetex Securities as of the date of this Circular.

                      INFORMATION ABOUT ACETEX
GENERAL

Acetex with 2003 revenues of U.S. $484 million and approximately 900 employees worldwide has two primary businesses - its Acetyls business and the Specialty Polymers and Films business. The Acetyls business, based in Europe, produces acetic acid, polyvinyl alcohol and vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries. Specialty polymers developed and manufactured by Acetex are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products. The Films business focuses on products for the agricultural, horticultural and construction industries.

Acetex was incorporated under the ABCA on December 1, 1994 and has its head office at 750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada.

EQUITY PLAN COMPENSATION INFORMATION

The following table sets out information concerning the Acetex Option Plan as of December 31, 2003.

------------------------------- ---------------------------- ---------------------------- ----------------------------
Plan Category                   Number of Acetex Shares to   Weighted average exercise    Number of options
                                be issued upon exercise of   price of outstanding         remaining available for
                                outstanding options          options                      future issuance
------------------------------- ---------------------------- ---------------------------- ----------------------------
Equity compensation plans       3,534,471                    $9.05                        694,694
approved by Acetex
Shareholders
------------------------------- ---------------------------- ---------------------------- ----------------------------

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The table below sets out detailed information with respect to the compensation of the Chairman and Chief Executive Officer of Acetex, the Chief Financial Officer of Acetex and the three other most highly compensated executive officers of Acetex (the "Named Executive Officers") who were serving as executive officers for services rendered in all capacities during each of the financial years ended December 31, 2003, 2002 and 2001 for services rendered in all capacities as measured by base salary and incentive bonuses. The information includes base salaries, bonus awards and all other compensation.

SUMMARY COMPENSATION TABLE

----------------------- -------- --------------------------------------------------- ----------------- ----------------
                                                Annual Compensation                     Long-Term
                                                                                       Compensation
                                                                                          Awards
----------------------- -------- ------------------ --------------- ---------------- ----------------- ----------------
       Name and                                                      Other Annual                         All Other
      Principal                                                      Compensation        Options        Compensation
       Position          Year         Salary          Bonus ($)           ($)          Granted (#)           ($)
----------------------- -------- ------------------ --------------- ---------------- ----------------- ----------------
Brooke N. Wade,         2003     $US 325,000        $US 162,500     NIL              NIL               NIL
Chairman and Chief      2002     $US 318,271        $US 41,250      $US 9,426        NIL               NIL
Executive Officer       2001     $US 325,000        $US 165,000     NIL              NIL               NIL

----------------------- -------- ------------------ --------------- ---------------- ----------------- ----------------
Donald K. Miller,       2003     $CDN 240,000       $US 60,000      NIL              NIL               NIL
Chief Financial         2002     $CDN 240,000       NIL             $CDN 6,263       NIL               NIL
Officer                 2001     $CDN 240,000       $CDN 150,000    NIL              NIL               NIL
----------------------- -------- ------------------ --------------- ---------------- ----------------- ----------------
Kenneth E. Vidalin,     2003     $US 250,000        $US 125,000     NIL              NIL               NIL
President and Chief     2002     $US 243,271        $US 25,000      $US 9,254        NIL               NIL
Operating Officer       2001     $US 250,000        $US 100,000     NIL              NIL               NIL
----------------------- -------- ------------------ --------------- ---------------- ----------------- ----------------
Jean Pierre Soufflet    2003     $US 305,335        $US 90,470      $US 3,162        NIL               NIL
Vice President and      2002     $US 260,472        $US 90,181      $US 1,729        NIL               NIL
General Manager         2001     $US 241,810        $US 31,686      $US 1,638        $US100,000        NIL
Acetex Chimie
----------------------- -------- ------------------ --------------- ---------------- ----------------- ----------------
Gary Connaughty         2003     $US145,833         $US 157,500     NIL              NIL               $US 719,7751
President AT Plastics            (employment
                                 commenced August
                                 6, 2003)
======================= ======== ================== =============== ================ ================= ================

AGGREGATED OPTION EXERCISES DURING THE MOST RECENT COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END VALUES

The following table summarizes, for each of the Named Executive Officers, the number of Acetex Shares subject to unexercised Acetex Options under the Acetex Option Plan as at December 31, 2003.

------------------------- -------------------- --------------------- -------------------- ----------------------------

                                                                         UNEXERCISED
                                                                         OPTIONS AT          VALUE OF IN-THE-MONEY
                              SECURITIES                                   FY-END                   OPTIONS
                              ACQUIRED ON        AGGREGATE VALUE             (#)                   AT FY-END
                               EXERCISE              REALIZED           EXERCISABLE/                  ($)
          NAME                    (#)                  ($)              UNEXERCISABLE     EXERCISABLE/ UNEXERCISEABLE
          (A)                     (B)                  (C)                   (D)                      (E)
------------------------- -------------------- --------------------- -------------------- ----------------------------
Brooke N. Wade                    NIL                  NIL                   NIL                      NIL
------------------------- -------------------- --------------------- -------------------- ----------------------------
Kenneth E. Vidalin                NIL                  NIL               781,088/NIL           Cdn$46,865 / NIL
------------------------- -------------------- --------------------- -------------------- ----------------------------
Donald K. Miller                  NIL                  NIL              250,000 / NIL          Cdn$300,750/ NIL
------------------------- -------------------- --------------------- -------------------- ----------------------------
Jean Pierre Soufflet              NIL                  NIL             175,000/25,000       Cdn$19,500 / Cdn$6,500
------------------------- -------------------- --------------------- -------------------- ----------------------------
Gary Connaughty                   NIL                  NIL             29,166 / 83,332    Cdn $100,039 / Cdn $42,499
------------------------- -------------------- --------------------- -------------------- ----------------------------

-------------------
1 Settlement of acquisition of control payment due under original employment contract.

OPTION REPRICINGS

TABLE OF OPTION REPRICINGS

---------------- ------------------ --------------- ---------------- ---------------- --------------- ----------------

                                                                                                         LENGTH OF
                                                     MARKET PRICE                                        ORIGINAL
                                                     OF SECURITIES   EXERCISE PRICE                     OPTION TERM
                                      SECURITIES      AT TIME OF       AT TIME OF                      REMAINING AT
                                     UNDER OPTION    REPRICING OR     REPRICING OR     NEW EXERCISE       DATE OF
                                     REPRICED OR       AMENDMENT        AMENDMENT         PRICE        REPRICING OR
     NAME        DATE OF REPRICING     AMENDED       ($/SECURITY)     ($/SECURITY)    ($/ SECURITY)      AMENDMENT
---------------- ------------------ --------------- ---------------- ---------------- --------------- ----------------
Gary Connaughty  October 17, 2003   16,666          $5.25            $15.00           $6.10           7 years
---------------- ------------------ --------------- ---------------- ---------------- --------------- ----------------
Gary Connaughty  October 17, 2003   20,833          $5.25            $13.62           $6.10           8 years
---------------- ------------------ --------------- ---------------- ---------------- --------------- ----------------
Gary Connaughty  October 17, 2003   45,833          $5.25            $11.58           $6.10           9 years
---------------- ------------------ --------------- ---------------- ---------------- --------------- ----------------

These options had originally been granted to Mr. Connaughty in his capacity as the Chief Executive officer of AT Plastics Inc. and became Acetex Options on the acquisition of AT Plastics Inc. by Acetex on August 5, 2003. These downward repricings were made so that the exercise price of Mr. Connaughty's options was equal to the market price of Acetex Shares on such acquisition date.


DEFINED BENEFIT PLAN DISCLOSURE

PENSION PLAN TABLE FOR AT PLASTICS DESIGNATED EXECUTIVE PENSION PLAN

--------------------- ------------------------------------------------------------------------------------------------

    REMUNERATION                                             YEARS OF SERVICE
--------------------- ------------------------------------------------------------------------------------------------
         $                   15                  20                 25                  30                 35
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      125,000              33,323              44,431             55,539              66,646             77,754
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      150,000              40,823              54,431             68,039              81,646             95,254
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      175,000              48,323              64,431             80,539              96,646             112,754
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      200,000              55,823              74,431             93,039             111,646             130,254
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      225,000              63,323              84,431             105,539            126,646             147,754
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      250,000              70,823              94,431             118,039            141,646             165,254
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      300,000              85,823             114,431             143,039            171,646             200,254
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      400,000              115,823            154,431             193,039            231,646             270,254
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      500,000              145,823            194,431             243,039            291,646             340,254
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      600,000              175,823            234,431             293,039            351,646             410,254
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      700,000              205,823            274,431             343,039            411,646             480,254
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      800,000              235,823            314,431             393,039            471,646             550,254
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------


The compensation covered by the pension plan table shown above is in respect of designated executives of AT Plastics Inc., a Subsidiary of Acetex Corporation. The only named executive officer of Acetex who is a member of this plan is Mr. Gary Connaughty who is not currently receiving any compensation from the plan. The basis on which the benefits under this plan are computed is base salary and incentive payments (as shown on the Summary compensation Table set forth above), but excluding taxable benefits and special one-time incentive payments, received or deemed to have been received from and determined by a participating company or a company associated with a participating company (all as shown on the Summary Compensation Table set forth above). Benefits are payable on a joint and survivor basis with 60% continuing to the surviving spouse. The above amounts are not subject to any deduction for social security or other amounts such as Canada Pension Plan or Quebec Pension Plan amounts. Mr. Gary Connaughty's credited service under the plan as at December 31, 2004 will be 4.0 years.

PENSION PLAN TABLE FOR AT PLASTICS EMPLOYEE PENSION PLAN

--------------------- ------------------------------------------------------------------------------------------------
    REMUNERATION                                             YEARS OF SERVICE
--------------------- ------------------------------------------------------------------------------------------------
         $                   15                  20                 25                  30                 35
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
       50,000               7,500              10,000             12,500              15,000             17,500
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
       75,000              11,250              15,000             18,750              22,500             26,250
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      100,000              15,000              20,000             25,000              30,000             35,000
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      125,000              18,750              25,000             31,250              37,500             43,750
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      150,000              22,500              30,000             37,500              45,000             52,500
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      175,000              26,250              35,000             43,750              52,500             61,250
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------
      200,000              30,000              40,000             50,000              60,000             70,000
--------------------- ------------------ ------------------- ------------------ ------------------- ------------------

Compensation covered by the plan includes regular salaries and wages plus payments in respect of shift and Sunday premiums, vacation pay (but not pay in lieu of vacation) and payments in respect of overtime, but excluding incentive and/or any form of bonus payment. Effective January 1, 2002 compensation covered by the plan will be limited to $200,000 per annum. Benefits are payable in monthly installments for the lifetime of the retiree. The above amounts are not subject to any deduction for social security or other amounts such as Canada Pension Plan or Quebec Pension Plan amounts.

There is no Named Executive Officer who is entitled to benefits under the above plan.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Acetex entered into a contract of employment with Brooke N. Wade as Chairman and Chief Executive Officer on December 1, 1994 and amended such contract May 4, 2004. This contract provides that upon an involuntary termination without cause, or if Mr. Wade resigns within one year following a change of control, Mr. Wade will be entitled to receive any accrued bonus, three years' salary, bonus and benefits.

Acetex entered into a contract of employment with Kenneth E. Vidalin as President and Chief Operating Officer on December 1, 1994 and amended such contract May 4, 2004. This contract provides that upon an involuntary termination without cause, or if Mr. Vidalin resigns within one year following a change of control, Mr. Vidalin will be entitled to receive any accrued bonus, three years' salary, bonus and benefits.

Acetex entered into a contract of employment with Jean Pierre Soufflet as Vice President Acetex Europe on August 8, 2000 and amended such contract September 16, 2004. The contract provides that upon involuntary termination without cause, whether or not following a change of control Mr. Soufflet will be entitled to receive three years' salary.

AT Plastics entered into a contract of employment with Gary Connaughty on June 12, 2000 and amended this contract on November 13, 2003. This contract provides that Mr. Connaughty will be entitled to receive the greater of his retention bonus or one and one half years' base salary, benefits and anticipated bonus upon his involuntary without cause termination whether or not following a change of control.

Acetex entered into a contract of employment with Lori Bondar as Chief Financial Officer on April 13, 2004. This contract provides that if Ms. Bondar is constructively or actually terminated without cause within 6 months following a change of control, or if Ms. Bondar resigns within 6 months following a change of control, Ms. Bondar will be entitled to receive any accrued bonus, three years' salary, bonus and benefits. If Ms. Bondar is terminated without cause without a change of control (i) if such termination occurs within 2 years of the date of the contract, Ms. Bondar shall be entitled to receive her accrued bonus plus 12 months of her salary and bonus; and (ii) if such termination occurs after two years of the date of the contract, Ms. Bondar shall be entitled to receive her accrued bonus plus 12 months of her salary and bonus plus 1/12 of her salary and bonus for each full year of service.

COMPOSITION OF COMPENSATION COMMITTEE

Acetex's compensation committee, which is entitled as the Human Resources and Corporate Governance Committee is comprised of John L. Garcia, John B. Zaozirny, Q.C., and Pierre Dutheil, none of whom are or have ever been officers or employees of Acetex or any of its Subsidiaries. Mr. Dutheil is indebted to the Corporation as discussed below under the heading "Indebtedness of Directors and Executive Officers".

REPORT ON EXECUTIVE COMPENSATION BY THE COMPENSATION COMMITTEE

Acetex's compensation policies are designed to take into account the circumstances surrounding the initial formation of Acetex and generally to reward executive officers for long term strategic management which results in the enhancement of shareholder value.

Accordingly, Mr. Wade, being the largest shareholder of Acetex, was not awarded any stock options and is paid a base salary which the Committee believes to be reasonable given Mr. Wade's responsibilities, position and experience. Mr. Vidalin was previously awarded significant stock options in order that Mr. Vidalin's compensation would be commensurate with appreciation in shareholder value and in order to ensure that Mr. Vidalin was a significant equity holder in Acetex. Mr. Vidalin's salary is also believed by the Committee to be reasonable given Mr. Vidalin's responsibilities, position and experience. Ms. Bondar is currently paid a salary the Committee believes to be fair given Ms. Bondar's responsibilities, position and experience. The Compensation Committee awarded bonuses to Mr. Wade, Mr. Vidalin and Mr. Miller in respect of the 2003 fiscal year.

Submitted on behalf of the Compensation Committee by:

                  John L. Garcia, Chairman                    Pierre Dutheil

                  John B. Zaozirny, Q.C.


INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

AGGREGATE INDEBTEDNESS AS DECEMBER 10, 2004

----------------------------------------------------------------------------------------------------------------------
                                             AGGREGATE INDEBTEDNESS ($)
----------------------------------------------------------------------------------------------------------------------
                PURPOSE                      TO ACETEX OR ITS SUBSIDIARIES                TO ANOTHER ENTITY
---------------------------------------- -------------------------------------- --------------------------------------
                  (A)                                     (B)                                   (C )
---------------------------------------- -------------------------------------- --------------------------------------
            Share purchases                          Cdn $210,000                                Nil
---------------------------------------- -------------------------------------- --------------------------------------
                 Other                                    Nil                                    Nil
---------------------------------------- -------------------------------------- --------------------------------------

PERFORMANCE GRAPH

The following graph assumes that $100 was invested on December 31, 1998 in common shares of Acetex and in common shares of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index).

                                [PIE CHART]

COMPENSATION OF DIRECTORS

Each of the directors of Acetex (other than for Mr. Wade and Mr. Vidalin) is entitled to receive an annual fee in the amount of US$27,500 and US$1,250 for each meeting of the Board or Board Committee attended. Directors are reimbursed for their reasonable expenses incurred attending meetings plus a travel allowance of US$800 where applicable. For the fiscal year ended December 31, 2003 the remuneration paid to the directors in aggregate was US$175,025.

For the year ended December 31, 2003 and to December 10, 2004 each of the directors had 100% attendance at the meetings of the board and meetings of the committees of the board of which such director was a member. The number of board and committee meetings was 8 in 2003.

                         CERTAIN REGULATORY AND LEGAL MATTERS

Certain legal matters in connection with the Arrangement will be passed upon by Burnet, Duckworth & Palmer LLP on behalf of Acetex. As at December 10, 2004 partners and associates of Burnet, Duckworth & Palmer LLP owned beneficially, directly or indirectly, less than 1% of the outstanding Acetex Shares, respectively.

                               AVAILABILITY OF DOCUMENTS

Additional information relating to Acetex, including its Annual Information Form, is filed with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Financial information is provided in Acetex's comparative financial statements and Management's Discussion and Analysis ("MD&A") for 2003. Copies of Acetex's financial statements and MD&A may be obtained by any Person without charge by contacting Lynn Haycock at (604) 688-9600.

In the U.S. Acetex is subject to the information requirements of the U.S. Exchange Act, and in accordance therewith must file reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the SEC, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the U.S. Such reports and other information filed by Acetex are available for inspection and copying at the public reference facilities maintained by the SEC. Please call the SEC at 1-800- SEC-0330 for further information on the public reference room. Acetex's SEC filings are also available to the public at the SEC's website at www.sec.gov. Copies of certain of the above detailed material can also be obtained at prescribed rates from the Public Reference section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

               APPROVAL OF CIRCULAR BY ACETEX'S BOARD OF DIRECTORS

This Circular and the sending, communication and delivery thereof to the Acetex Securityholders have been authorized and approved by the Board of Directors.

DATED at Calgary, Alberta this 10th day of December, 2004.





BY ORDER OF THE BOARD OF DIRECTORS


(signed) BROOKE N. WADE
         CHAIRMAN

                        CONSENT OF GMP SECURITIES LTD.

To:      The Board of Directors of Acetex Corporation

We hereby consent to being named in the Circular dated December 10, 2004, to references to our fairness opinion dated October 27, 2004 under certain portions of the Circular including "Summary", "INFORMATION CONCERNING THE ARRANGEMENT - Background and Reasons for the Arrangement - , - Recommendation of the Board of Directors - and - Fairness Opinion and to the inclusion of our fairness opinion as Appendix D to the Circular.

Toronto, Ontario                                    (signed) GMP Securities Ltd.
December 10, 2004

                  CONSENT OF BURNET, DUCKWORTH & PALMER LLP

To:      The Board of Directors of Acetex Corporation

We hereby consent to the inclusion of our opinion in the Circular of Acetex dated December 10, 2004 with respect to the Arrangement Agreement dated October 27, 2004 between Celanese and Acetex whereby HNA will acquire all of the outstanding shares, warrants and options of Acetex Corporation and to the references to such opinion and to our name in the said Circular, in particular under the heading "Certain Canadian Federal Income Tax Considerations".

Calgary, Alberta                         (signed) Burnet, Duckworth & Palmer LLP
December 10, 2004

                               GLOSSARY OF TERMS

UNLESS THE CONTEXT OTHERWISE REQUIRES, THE FOLLOWING TERMS SHALL HAVE THE MEANINGS SET FORTH BELOW WHEN USED IN THIS CIRCULAR. THESE DEFINED TERMS MAY NOT CONFORM EXACTLY TO THE DEFINED TERMS USED IN THE APPENDICES TO THIS CIRCULAR.

"ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c. B-9, as may be amended;

"ACETEX" means Acetex Corporation a corporation incorporated under the ABCA;

"ACETEX OPTIONHOLDERS" means the holders of Acetex Options;

"ACETEX OPTIONS" means options to acquire Acetex Shares pursuant to the Acetex Option Plan;

"ACETEX OPTION PLAN" means the Acetex Employee Stock Option Plan, as amended and restated effective May 30, 2001;

"ACETEX SECURITIES" means all of the issued and outstanding Acetex Shares, Acetex Warrants and Acetex Options;

"ACETEX SECURITYHOLDERS" means holders of Acetex Securities;

"ACETEX SHAREHOLDERS" means the holders of Acetex Shares;

"ACETEX SHARES" means the common shares in the capital of Acetex;

"ACETEX WARRANTHOLDERS" means Peninsula Fund III, L.P. and Connecticut General Life Insurance Company;

"ACETEX WARRANTS" means warrants to acquire 706,760 Acetex Shares at a price of $6.10 and 141,352 Acetex Shares at a price of $4.32, such warrants being exercisable for a total of 848,112 Acetex Shares;

"ACQUISITION PROPOSAL" means any merger, amalgamation, consolidation, arrangement, business combination, recapitalization, take-over bid, sale of all or substantially all of the assets of, or similar transactions or series of transactions involving Acetex and its Subsidiaries, taken as a whole, or a proposal to do any of the foregoing, excluding the Arrangement;

"ADP" has the meaning ascribed thereto under the heading "INFORMATION CONCERNING THE MEETING AND PROXIES - Advice to Beneficial Shareholders";

"ARC" has the meaning ascribed thereto under the heading "INFORMATION CONCERNING THE ARRANGEMENT - Regulatory Matters ";

"ARRANGEMENT" means and refers to the arrangement pursuant to section 193 of the ABCA set forth in the Plan of Arrangement and not to any particular article, section or other portion thereof;

"ARRANGEMENT AGREEMENT" means the Arrangement Agreement between Acetex and Celanese made as of October 27, 2004, a copy of which is attached as Appendix C to this Circular, providing for, among other things, the Arrangement, as same may be amended from time to time;

"ARRANGEMENT RESOLUTIONS" means the special resolutions of the Acetex Securityholders concerning the Plan of Arrangement, substantially in the form set out in Appendix A to this Circular;

"ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"BENEFICIAL SHAREHOLDERS" has the meaning ascribed thereto under the heading "INFORMATION CONCERNING THE MEETING AND PROXIES - Advice to Beneficial Shareholders" in this Circular;

"BLACKSTONE" means Blackstone Management Partners IV L.L.C.;

"BOARD OF DIRECTORS" means the board of directors of Acetex;

"BUSINESS DAY" means any day other than a Saturday, Sunday and a statutory holiday in the Province of Alberta;

"CBCA" means the Canadian Business Corporations Act, R.S.C. 1985, c-.44 as it may be amended.

"CELANESE" means Celanese Corporation formerly known as Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., a corporation existing under the Laws of the State of Delaware;

"CELANESE LTD." means Celanese Ltd., a Texas limited partnership;

"CIRCULAR" means this management proxy circular, including all appendices hereto, to be sent to the Acetex Securityholders in connection with the Meeting;

"COMMISSIONER" has the meaning ascribed thereto under the heading "INFORMATION CONCERNING THE ARRANGEMENT - Regulatory Matters ";

"COMPETITION ACT" means the COMPETITION ACT, R.S.C. 1985, c. C-34, as amended;

"COURT" means the Court of Queen's Bench of Alberta;

"CRA" means the Canada Revenue Agency;

"DISSENT PROCEDURES" has the meaning ascribed thereto under the heading "DISSENTING SECURITYHOLDER RIGHTS" in this Circular;

"DISSENT RIGHTS" has the meaning ascribed thereto in Section 4.1 of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which is attached as Appendix C hereto;

"DISSENTING OPTIONHOLDERS" means the registered holders of Acetex Options who validly exercise the rights of dissent provided to them under the Interim Order;

"DISSENTING SECURITYHOLDERS" has the meaning ascribed thereto under the heading "Dissenting Securityholder Rights" in this Circular;

"DISSENTING SHAREHOLDERS" means registered holders of Acetex Shares who validly exercise the rights of dissent provided to them under the Interim Order;

"DISSENTING WARRANTHOLDERS" means registered holders of Acetex Warrants who validly exercise the rights of dissent provided to them under the Interim Order;

"EC MERGER REGULATION" means Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings;

"EFFECTIVE DATE" means the day on which the Arrangement is effective as evidenced by the certificate issued by the Registrar upon filing of the Articles of Arrangement;

"EFFECTIVE TIME" means the earliest moment on the Effective Date;

"FINAL ORDER" means the final order of the Court approving the Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"GMP" means GMP Securities Ltd., a corporation incorporated under the CBCA;

"GMP FAIRNESS OPINION" means the written opinion dated October 27, 2004 from GMP delivered to the Board of Directors in connection with the Arrangement, a copy of which is attached as Appendix D to this Circular;

"GOVERNMENTAL ENTITY" means any (a) multi-national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, regulatory or administrative agency, central bank, court, tribunal, arbitral body or similar forum, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including any arbitrator or arbitral body; or (d) self-regulatory organization or stock exchange, including, without limitation, the Toronto Stock Exchange;

"HNA" means HNA Acquisition Inc., an indirect wholly-owned Subsidiary of Celanese, and a federal Canadian corporation organized under the CBCA.

"HNA PAYMENT EVENT" has the meaning ascribed thereto under the heading "THE ARRANGEMENT AGREEMENT - Termination and Payment of Fees and Expenses";

"HOLDCO" means an existing corporation: (i) that was incorporated on or after January 1, 1998 and is currently existing under the Laws of the Province of Alberta and is a taxable Canadian corporation for the purposes of the Tax Act;
(ii) that on the Holdco Agreement Deadline has no assets other than Acetex Shares and cash; (iii) that has no liabilities, contingent or otherwise, whatsoever except as may be agreed to in writing by HNA prior to the Effective Date in its sole discretion; (iv) that, on the Effective Date has, as its only issued and outstanding securities, common shares of the Holdco equal in number to the number of Acetex Shares owned by such Holdco; (v) of which no beneficial holder of any of the issued and outstanding shares in its capital is a Non-Resident; and (vi) that meets such other conditions as may reasonably be required by HNA, including a requirement to provide evidence satisfactory to HNA that the foregoing requirements are satisfied;

"HOLDCO AGREEMENT" means a share purchase agreement to be entered into among HNA, a Holdco and all of the Holdco Shareholders of such Holdco, providing for the transfer and exchange of all of the issued and outstanding Holdco Shares of such Holdco to HNA in accordance with section 3.1(d) of the Plan of Arrangement;

"HOLDCO AGREEMENT DEADLINE" has the meaning ascribed thereto under the heading "ARRANGEMENT MECHANICS - The Holdco Election";

"HOLDCO ELECTION" has the meaning ascribed thereto under the heading "ARRANGEMENT MECHANICS - The Holdco Election";

"HOLDCO ELECTION DEADLINE" has the meaning ascribed thereto under the heading "ARRANGEMENT MECHANICS - The Holdco Election";

"HOLDCO LETTER OF TRANSMITTAL AND ELECTION FORM" means the letter of transmittal and election form to be completed by Holdco Shareholders making the Holdco Election;

"HOLDCO SHARE" means a common share in the capital of a Participating Holdco.

"HOLDCO SHAREHOLDER" means a beneficial holder of Holdco Shares;

"HSR ACT" means the HART-SCOTT-RODINO ANTI-TRUST IMPROVEMENTS ACT OF 1976, as amended;

"INTERIM ORDER" means the interim order of the Court applied for by Acetex, as the same may be amended, containing declarations and directions in respect of Acetex with respect to the Arrangement and providing for, among other things, the calling and holding of the Acetex Meeting;

"INVESTMENT CANADA ACT" means the INVESTMENT CANADA ACT, R.S.C. 1985, c. 28 (1st Supp.), as amended;

"LAWS" means all laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity;

"LETTER OF TRANSMITTAL" means the letter of transmittal sent by Acetex to the Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders, as applicable, concurrently with the sending of the Circular for the Acetex Meeting;

"MEETING" means the meeting of Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders as is required to be held in accordance with the Interim Order and any adjournments or postponements thereof;

"MINISTER" has the meaning ascribed thereto under the heading "INFORMATION CONCERNING THE ARRANGEMENT - Regulatory Matters - INVESTMENT CANADA ACT";

"NAMED EXECUTIVE OFFICERS" has the meaning ascribed thereto under the heading "INFORMATION ABOUT ACETEX - Compensation of Named Executive Officers";

"NON-RESIDENT" means (i) a Person who is not a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

"NOTICE OF MEETING" means the notice of special meeting of Acetex
Securityholders accompanying this Circular;

"NOTICE OF PETITION" means the Notice of Petition accompanying this Circular;

"NOTICE PERIOD" has the meaning ascribed thereto under the heading "THE ARRANGEMENT AGREEMENT - Covenants Regarding Recommendation of Board of Directors, Non-Solicitation and HNA's Right to Match";

"PARTICIPATING HOLDCO" means a Holdco which together with all (but not less than all) of the Holdco Shareholders of such Holdco has entered into a Holdco Agreement with HNA and such Holdco Agreement has been delivered to HNA prior to the Holdco Agreement Deadline (as defined in the Plan of Arrangement), together with the certificates representing all of the issued and outstanding Holdco Shares of such Holdco, and such Holdco Agreement has not been terminated prior to the Effective Time, and all conditions under such Holdco Agreement have been satisfied or waived as of the Effective Time;

"PERSON" means an individual, natural person, firm, trust, partnership, association, corporation, joint venture, body corporate, sole proprietorship, entity, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

"PETITION" has the meaning ascribed thereto in the Notice of Petition;

"PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form and content annexed as Schedule A to the Arrangement Agreement, which attached as Appendix C hereto;

"RECORD DATE" means December 10, 2004, the date fixed by the Interim Order for the purpose of determining the Acetex Securityholders entitled to receive notice of the Meeting;

"REGISTRAR" means the Registrar appointed under section 263 of the ABCA;

"REVIEWABLE TRANSACTION" has the meaning ascribed thereto under the heading "INFORMATION CONCERNING THE ARRANGEMENT - Regulatory Matters - INVESTMENT CANADA ACT";

"SUBSIDIARY" means, with respect to a specified entity, any entity of which more than 50% of the outstanding shares or equity interests ordinarily entitled to elect a majority of the Board of Directors (or its equivalent) thereof (whether or not shares or equity interests of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified entity and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary; provided that notwithstanding this definition, Erfei A.I.E. is deemed a Subsidiary of Acetex;

"SAUDI PROJECT" means the joint venture agreements and related agreements for the construction and operation of a methanol plant, acetic acid plant and vinyl acetate monomer plant in the Kingdom of Saudi Arabia;

"SEC" means the U.S. Securities and Exchange Commission;

"SUPERIOR PROPOSAL" has the meaning ascribed thereto in Section 6.5(a) of the Arrangement Agreement;

"SUPPORT AGREEMENTS" means those support agreements dated October 27, 2004 between Brooke N. Wade and Celanese and between Kenneth E. Vidalin and Celanese;

"TAX ACT" means the INCOME TAX ACT (Canada), R.S.C. 1985, c.1 (5th Suppl.), as amended;

"TAX PROPOSALS" has the meaning ascribed thereto under the heading "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS";

"TSX" means the Toronto Stock Exchange;

"UBS" means UBS Canada Ltd.; and

"U.S. REGULATORS" has the meaning ascribed thereto under the heading "INFORMATION CONCERNING THE ARRANGEMENT - Regulatory Matters - U.S. ANTITRUST FILING".

                                   APPENDIX A
                             ARRANGEMENT RESOLUTIONS

BE IT RESOLVED THAT:

1. The arrangement (the "Arrangement") under section 193 of the BUSINESS CORPORATIONS ACT (Alberta) involving Acetex Corporation ("Acetex"), as more particularly described in the management information circular (the "Circular") of Acetex dated December 10, 2004 (as the Arrangement may be, or may have been, amended, modified or supplemented) is hereby authorized and approved;

2. The plan of arrangement (the "Plan of Arrangement") involving Acetex (as the Plan of Arrangement may be, or may have been amended, modified or supplemented), is hereby confirmed, ratified and approved. The full text of the Plan of Arrangement is set out as Schedule A to the arrangement agreement dated October 27, 2004 between Acetex and Celanese Corporation (formerly known as BCP Crystal Holdings Capital Partner (Cayman) IV Ltd.). Celanese Corporation has assigned its rights and obligations thereunder to HNA Acquisition Inc. Such arrangement agreement, as the same may be further amended or supplemented, is referred to as the "Arrangement Agreement";

3. Notwithstanding that these resolutions have been duly passed by Acetex Securityholders and/or have received the approval of the Court of Queen's Bench of Alberta, the Board of Directors of Acetex may, without further notice to or approval of the Acetex Securityholders, subject to the terms of the Arrangement Agreement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or rescind these resolutions at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

4. Any director or officer of Acetex is hereby authorized, for and on behalf of Acetex, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

                                   APPENDIX B
                                  INTERIM ORDER

                                                           Action No. 0401-18914



                    IN THE COURT OF QUEEN'S BENCH OF ALBERTA

                          JUDICIAL DISTRICT OF CALGARY


                  IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS AMENDED

                  AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING HNA ACQUISITION INC., ACETEX CORPORATION AND THE SECURITYHOLDERS OF ACETEX CORPORATION



BEFORE THE HONOURABLE       )     AT THE COURT  HOUSE, IN CALGARY, ALBERTA,
JUSTICE HART                )     ON THE 8TH DAY OF DECEMBER, 2004.
IN CHAMBERS                 )


                                  INTERIM ORDER


UPON THE APPLICATION of Acetex Corporation ("Acetex"); AND UPON reading the Petition and the Affidavit of Brooke N. Wade, and the documents referred to therein; AND UPON hearing counsel for Acetex; AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been notified of the proposed application as required by subsection 193(8) of the BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9 (the "ABCA") and does not intend to appear or make submissions.

         FOR THE PURPOSES OF THIS ORDER:

(a) the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular of Acetex (the "Circular"), which is attached as Exhibit A to the Affidavit of Brooke N. Wade, Chairman and Chief Executive Officer sworn December 7, 2004 (the "Affidavit"); and

(b) all references to "Arrangement" used in this Order mean the Plan of Arrangement attached to the Affidavit of Brooke N. Wade as Exhibit A (Schedule A to the Arrangement Agreement), and attached as Appendix C to the Circular.

         IT IS ORDERED THAT:

GENERAL

1. Acetex shall seek approval of the Arrangement by the Acetex Securityholders in the manner set forth below.

ACETEX SECURITYHOLDERS SPECIAL MEETING

2. Acetex shall convene a special meeting (the special meeting and any adjournment or postponement thereof is hereafter referred to "Meeting") of the Acetex Securityholders on or about January 12, 2005, for the purpose of

         (i) considering and voting on special resolutions to approve the Plan of Arrangement as described in the Affidavit of Brooke N. Wade and exhibits thereto (the "Arrangement Resolutions"), and

         (ii) transacting such other business as may properly come before the Meeting.

3. The Meeting shall be called, held and conducted in accordance with the Notice of Special Meeting of Acetex Securityholders, which forms part of Exhibit A to the Affidavit of Brooke N. Wade, the provisions of the ABCA, the articles and by-laws of Acetex, the terms of the Interim Order, and further order of this Court, and the rulings and directions of the Chair of the Meeting, and to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating or governing or collateral to the Acetex Securities, or any class of them, or the articles or by-laws of Acetex, the terms of this Interim Order shall govern.

4. The Record Date for determination of Acetex Securityholders entitled to receive notice of the Meeting, the Circular and forms of proxy shall be 5:00 p.m. (Calgary time) on December 10, 2004 (the "Record Date"). The only Persons entitled to receive notice of and to vote at the Meeting will be:

         (i) Acetex Securityholders whose names have been entered in the registers of Acetex Shares, Acetex Warrants or Acetex Options at 5:00 p.m. (Calgary time) on the Record Date;

         (ii) holders of Acetex Shares issued by Acetex pursuant to the exercise of Acetex Warrants or Acetex Options after the Record Date and prior to the Meeting; and

         (iii) any transferee of Acetex Shares or Acetex Warrants who produces proper certificates in respect of Acetex Shares or Acetex Warrants or who otherwise establishes that such transferee owns the shares or warrants and demands not later than 10 days before the Meeting that such transferee's name be included in the list for the Meeting in respect of each such security.

         Substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

5. Notice of any amendments, updates or supplements to the Circular may be communicated to Acetex Securityholders by press release, newspaper advertisement or by notice to Acetex Securityholders by prepaid ordinary mail to persons identified in paragraph 4 above, or by such other means determined to be the most appropriate method of communication by the Board of Directors of Acetex in the circumstances.

6. A quorum at the Meeting shall be two Persons present in person, entitled to vote or a duly appointed proxyholder for an absent Acetex Securityholder. These Persons must hold or represent by proxy not less than ten percent (10%) of the outstanding Acetex Shares entitled on a fully diluted basis to vote at the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the Meeting, at the same time and place.
         If at such adjourned meeting a quorum is not present, the Acetex Securityholders present if at least two, shall be a quorum for all purposes.

7. Only holders of Acetex Shares, Acetex Warrants and Acetex Options as at the Record Date shall be entitled to vote at the Meeting and each Acetex Share, Acetex Warrant and Acetex Option, will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolutions.

CONDUCT OF MEETING

8.       The Chairman of the Meeting shall be any officer or director of Acetex.

9. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid Persons shall not constitute a breach of this Interim Order and will not invalidate any resolution passed or proceeding taken at the Meeting.

10. The majority required to pass the Arrangement Resolutions shall be at least two-thirds of the aggregate votes cast by the Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders voting together as a single class. Spoiled votes, illegible votes, defective votes and absentations shall be deemed votes not cast at the Meeting in person or by proxy.

11. To be valid a proxy must be deposited with Acetex in the manner described in the Circular.

12. Acetex may, in its discretion, waive any time limits for the deposit of proxies if it deems advisable to do so.

DISSENT RIGHTS

13. The registered holders of Acetex Shares are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under
         Section 191 of the ABCA, as modified hereby, with respect to the Arrangement Resolutions. The registered holders of Acetex Warrants and holders of Acetex Options shall be accorded a right of dissent analogous to a right of dissent under Section 191 of the ABCA, as modified hereby, with respect to the Arrangement Resolutions.

14. In order to exercise a right of dissent under subsection 191(5) of the ABCA, a written objection to the Arrangement Resolution must be received by Acetex, c/o Burnet, Duckworth & Palmer LLP, Suite 1400, 350
         - 7th Avenue S.W., Calgary, Alberta, T2P 3N9 Attention: David W. Ross/Shannon Wray, on or before 5:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting. The fair value of the Acetex Shares, Acetex Warrants of Acetex Options, as the case may be, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolutions are approved by the Acetex Securityholders.

15. A Dissenting Securityholder who has not withdrawn a written objection before 5:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Meeting, shall not vote in favour of the Arrangement Resolutions and shall be deemed not to have voted his or her Acetex Securities at the Meeting, either in person or by proxy, in favour of the Arrangement Resolutions.

16. An Acetex Securityholder may not exercise the right of dissent in respect of only a portion of such holder's Acetex Securities, but may dissent only with respect to all of the Acetex Securities held by the holder.

17. Subject to further order of this Court, the rights available to the Acetex Securityholders under the ABCA, as modified hereby, to dissent from the Arrangement Resolutions shall constitute full and sufficient rights of dissent for the Acetex Securityholders with respect to the Arrangement Resolutions.

18. Notice to the Acetex Securityholders of rights of dissent with respect to the Arrangement Resolutions and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Acetex Shares, Acetex Warrants or Acetex Options shall be given by including information with respect to this right in the Circular to be sent to Acetex Securityholders in accordance with this Order and no further notice shall be necessary.

NOTICE

19. For the purposes of this Interim Order, service of the Petition and the Affidavit of Brooke N. Wade only upon the Executive Director of the Alberta Securities Commission is hereby confirmed as good and sufficient service, and service on any other Person, except as provided in this Interim Order, is hereby dispensed with.

20. A Circular, substantially as attached as Exhibit A to the Affidavit, shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Acetex Securityholders at the address for such holders recorded in the records of Acetex and to the directors and auditors of Acetex and to the Executive Director. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

21. Sending the Notice of Petition with the Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Acetex Securityholders and the Executive Director of the hearing of this Petition, this Order and the application for the Final Order approving the Arrangement upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.

FINAL APPLICATION

22. Subject to the terms of the Arrangement Agreement and further Order of this Court and provided that the Acetex Securityholders have approved the Arrangement Resolutions in the manner set forth in this Order and the directors of Acetex have not rescinded that approval, Acetex may proceed with an application for approval of the Arrangement and for the Final Order on January 13, 2004 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Court House, Calgary, Alberta.

23. Any Acetex Securityholder or any other interested party (collectively, "Interested Party") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, on Acetex on or before 12:00 noon (Calgary time) on January 7, 2004, a Notice of Intention to Appear including the Interested Party's address for service in Alberta, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Acetex shall be effected by service upon the solicitors for Acetex, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: David W. Ross/Shannon Wray.

24. In the application for final approval, only those parties appearing before this Court for the final application on that date shall have notice of the adjourned hearing date.

25. Service of notice of this application on any person is hereby dispensed with.

LEAVE TO VARY INTERIM ORDER

26. Acetex is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.



                                                          (SIGNED) "D.G. HART"
                                                          ----------------------
                                                          J.C.Q.B.A.
ENTERED at Calgary, Alberta,
December 8, 2004.
V. A. BRANDT COURT SEAL
------------------------------------------
Clerk of the Court of Queen's Bench

                                    ORDER CONSENTED TO THIS 8th DAY of
                                    DECEMBER, 2004

                                    (SIGNED) "TRISTAM MALLET"
                                    --------------------------------------------
                                    Tristram Mallett
                                    Osler, Hoskin & Harcourt LLP
                                    Counsel for HNA Acquisition Inc.

                                    ACTION NO.0401-18914                    2004
                                    --------------------------------------------


                                      IN THE COURT OF QUEEN'S BENCH OF ALBERTA

                                             JUDICIAL CENTRE OF CALGARY

                                    --------------------------------------------




                                    IN THE MATTER OF SECTION 193 OF THE BUSINESS
                                    CORPORATIONS ACT, R.S.A. 2000, C. B-9, AS
                                    AMENDED

                                    AND IN THE MATTER OF A PROPOSED ARRANGEMENT
                                    INVOLVING HNA ACQUISITION INC., ACETEX
                                    CORPORATION, AND THE SECURITYHOLDERS OF
                                    ACETEX CORPORATION




                                    --------------------------------------------


                                                    INTERIM ORDER


                                    --------------------------------------------




                                            BURNET, DUCKWORTH & PALMER LLP
                                               Barristers and Solicitors
                                               1400, 350 - 7th Avenue SW
                                                  Calgary, AB T2P 3N9

                                               David W. Ross/Shannon Wray
                                                Telephone: (403) 260-0296
                                                   File No.: 058746-77








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                                   APPENDIX C
                              ARRANGEMENT AGREEMENT

                  THIS ARRANGEMENT AGREEMENT is made as of October 27, 2004

BETWEEN

                  ACETEX CORPORATION, a body corporate existing under the laws of the Province of Alberta, with its head office in the City of Vancouver, in the Province of British Columbia (hereinafter referred to as "ACETEX")

AND

                  BLACKSTONE CRYSTAL HOLDINGS CAPITAL PARTNERS (CAYMAN) IV LTD., a body corporate existing under the laws of the Cayman Islands (hereinafter referred to as "ACQUISITIONCO")




                  WHEREAS the Parties hereto intend to carry out the transactions contemplated herein by way of an arrangement involving Acetex, its shareholders, optionholders and warrantholders, and AcquisitionCo under the provisions of the ABCA;

                  WHEREAS certain shareholders of Acetex have executed Shareholder Support Agreements as of the date hereof;

                  WHEREAS the Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

                  NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows.

                                   ARTICLE 2
                                 INTERPRETATION

2.1      DEFINITIONS

         In this Agreement, unless the context otherwise requires:

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as may be amended;

"ACETEX" has the meaning ascribed thereto in the preamble hereof;

"ACETEX ARRANGEMENT RESOLUTIONS" means the resolutions of Acetex Securityholders approving the matters set forth in Section 4.1 of the Plan of Arrangement;

"ACETEX CIRCULAR" means the information circular to be prepared by Acetex and forwarded as part of the proxy solicitation materials to holders of Acetex Shares, Acetex Warrants and Acetex Options in respect of the Acetex Meeting;

"ACETEX DOCUMENTS" has the meaning ascribed thereto in Section 20 of Schedule B hereto;

"ACETEX MEETING" means such meeting or meetings of Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders as are required to be held in accordance with the Interim Order and any adjournments or postponements thereof;

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                                      C-2


"ACETEX MEETING DATE" has the meaning ascribed thereto in Section 6.8(d) hereof;

"ACETEX OPTIONHOLDERS" means the holders of Acetex Options;

"ACETEX OPTION PLAN" means the Acetex Share Option Plan, as amended and restated effective May 30, 2001;

"ACETEX OPTIONS" means options to acquire Acetex Shares pursuant to the Acetex Option Plan;

"ACETEX PLANS" has the meaning ascribed thereto in Section 14(a) of Schedule B hereto;

"ACETEX SECURITIES" means all of the issued and outstanding Acetex Shares, Acetex Warrants and Acetex Options;

"ACETEX SECURITYHOLDERS" means the Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders;

"ACETEX SHAREHOLDERS" means the holders of the Acetex Shares;

"ACETEX SHARES" means the common shares in the capital of Acetex;

"ACETEX WARRANTHOLDERS" means Peninsula Fund III, L.P. and Connecticut General Life Insurance Company;

"ACETEX WARRANTS" means warrants to acquire 706,760 Acetex Shares at a price of $6.10 and 141,352 Acetex Shares at a price of $4.32, such warrants being exercisable for a total of 848,112 Acetex Shares;

"ACQUISITION PROPOSAL" means any merger, amalgamation, consolidation, arrangement, business combination, recapitalization, take-over bid, sale of all or substantially all of the assets of, or similar transactions or series of transactions involving Acetex and its Subsidiaries, taken as a whole, or a proposal to do any of the foregoing, excluding the Arrangement;

"ACQUISITIONCO" has the meaning ascribed thereto in the preamble hereof;

"ACQUISITIONCO PAYMENT EVENT" has the meaning ascribed thereto in Section 9.1(a) hereof;

"AFFILIATE" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlling, controlled by, or is under common control with such Person. For purposes of this definition, the term "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

"AGREEMENT" means this agreement dated as of October 27, 2004 between Acetex and AcquisitionCo, as it may be amended from time to time;

"ANTITRUST DIVISION" has the meaning ascribed thereto in Section
6.2(b)(iv)(A) hereof;

"ARC" has the meaning ascribed thereto in Section 6.2(b)(iv)(C) hereof;

"ARRANGEMENT" means and refers to the arrangement pursuant to section 193 of the ABCA set forth in the Plan of Arrangement and not to any particular article, section or other portion thereof;

"ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"ASC" means Alberta Securities Commission;

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                                      C-3


"AUDITED COMPANY FINANCIAL STATEMENTS" has the meaning ascribed thereto in
Section 8 of Schedule B hereto;

"BUSINESS DAY" means any day, other than Saturday, Sunday and a statutory holiday in the Province of Alberta;

"BUSINESS INTELLECTUAL PROPERTY" has the meaning ascribed thereto in Section 16 of Schedule B hereto;

"CANADIAN GAAP" means generally accepted accounting principles in Canada;

"CERTIFICATE" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"CODE" means the Internal Revenue Code of 1986, as amended;

"COMMISSIONER" means the Commissioner of Competition appointed under the Competition Act;

"COMPETITION ACT" means the COMPETITION ACT, R.S.C. 1985, c. C-34, as amended;

"CONFIDENTIALITY AGREEMENT" means the Confidentiality Agreement dated June 24, 2004 between Acetex and AcquisitionCo;

"CONTRACT" means any written or oral contract, agreement, arrangement, instrument or other commitment that is intended to be legally binding and enforceable on the parties thereto;

"COURT" means the Court of Queen's Bench of Alberta;

"DEPOSITARY" has the meaning ascribed thereto in Section 1.1 of Schedule A hereto;

"DISCLOSURE LETTER" means the letter provided by Acetex to AcquisitionCo and delivered concurrently with this Agreement, in a form and with contents that are acceptable to AcquisitionCo;

"DISSENT RIGHTS" has the meaning ascribed thereto in Section 4.1 of Schedule A hereto;

"EC" means the European Commission;

"EC MERGER REGULATION" means Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings;

"EFFECTIVE DATE" means the date shown on the Certificate giving effect to the Arrangement;

"EFFECTIVE TIME" means the earliest moment on the Effective Date;

"ENCUMBRANCE" includes, without limitation, any mortgage, pledge, assignment, rights, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

"ENVIRONMENTAL APPROVALS" means all Permits, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws;

"ENVIRONMENTAL LAWS" means all Laws relating to, regulating, or imposing liability concerning pollution or the protection of the environment (including, without limitation, surface water, groundwater, ambient air, surface or subsurface soil or wildlife habitat) and employee and public health and safety;

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended;

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                                      C-4


"FINAL ORDER" means the final order of the Court approving the Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"FTC" has the meaning ascribed thereto in Section 6.2(b)(iv)(A) hereof;

"GOVERNMENTAL ENTITY" means any (a) multi-national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, regulatory or administrative agency, central bank, court, tribunal, arbitral body or similar forum, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including any arbitrator or arbitral body; or (d) self-regulatory organization or stock exchange, including, without limitation, the Toronto Stock Exchange;

"HAZARDOUS SUBSTANCE" means any gasoline or petroleum (including crude oil or any faction thereof) or petroleum product, polychlorinated biphenyl, urea-formaldehyde insulation, asbestos, mold, pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in, or that could reasonably be expected to result in liability under, any Environmental Law;

"HSR ACT" means the HART-SCOTT-RODINO ANTI-TRUST IMPROVEMENTS ACT OF 1976, as amended;

"INTELLECTUAL PROPERTY" means all U.S., Canadian and other intellectual property, whether registered or not, including without limitation all (a) patents, inventions, pending applications for patents and patents which may be issued from current applications, discoveries, processes, designs, industrial designs, design patents, techniques, developments, technology, formulae, know-how and related improvements; (b) copyrights and works of authorship in any media, including computer programs, software, applications, internet site content, databases, documentation and related items; (c) trademarks, service marks, trade names, brand names, corporate or business names, domain names, uniform resource locators, telephone, telecopy and email addresses, logos, trade dress and other source indicators, and the goodwill of any business symbolized thereby; and (d) trade secrets, confidential, proprietary or non-public information, documents, ways of doing business, methodologies, analyses, research and lists (including current and potential customers and user lists);

"INTERIM COMPANY FINANCIAL STATEMENTS" has the meaning ascribed thereto in
Section 8(a) of Schedule B hereto;

"INTERIM ORDER" means the interim order of the Court applied for by Acetex, as the same may be amended, containing declarations and directions in respect of Acetex with respect to the Arrangement and providing for, among other things, the calling and holding of the Acetex Meeting;

"INVESTMENT CANADA ACT" means the INVESTMENT CANADA ACT, R.S.C. 1985, c. 28 (1st Supp.), as amended;

"LAWS" means all laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity;

"MATERIAL CONTRACTS" has the meaning ascribed thereto in Section 21 of Schedule B hereto;

"NOTICE OF DISSENT" has the meaning ascribed thereto in Section 4.1 of Schedule A hereto;

"NOTICE PERIOD" has the meaning ascribed thereto in Section 6.6 hereof;

"PARTY" means Acetex and AcquisitionCo, as applicable, and "Parties" means both Acetex and AcquisitionCo together;

"PERMITS" has the meaning ascribed thereto in Section 18 of Schedule B hereto;

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                                      C-5


"PERMITTED SAUDI PROJECT EXPENDITURES" means loans, advances, capital contributions, capital expenditures or similar investments incurred in respect of the Saudi Project from September 30, 2004 through the Effective Time in an amount not in excess of U.S.$15,000,000 in the aggregate;

"PERSON" means an individual, natural person, firm, trust, partnership, association, corporation, joint venture, body corporate, sole proprietorship, entity, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

"PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form and content annexed as Schedule A hereto with such changes therein as shall be reasonably requested by AcquisitionCo in order to enhance certain Tax aspects of the transaction, PROVIDED such changes shall not adversely affect the Acetex Securityholders or materially impair the ability of the Parties to perform their respective obligations hereunder or materially delay the consummation of the transaction contemplated hereby and any amendment or variation thereto made in accordance with the Plan of Arrangement or Article 8 hereof;

"PROJECT" has the meaning ascribed thereto in Section 6.10(a)(iii) hereof;

"REGISTRAR" means the Registrar appointed under section 263 of the ABCA;

"RETURNS" means any and all returns, reports, information statements, declarations, elections, notices, filings, forms and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in connection with any Taxes;

"SAUDI PARTNERS" has the meaning ascribed thereto in Section 6.10(a)(iii) hereof;

"SAUDI PROJECT" means the joint venture agreements and related agreements for the construction and operation of a methanol plant, acetic acid plant and vinyl acetate monomer plant in the Kingdom of Saudi Arabia;

"SECURITIES AUTHORITIES" has the meaning ascribed thereto in Section 4 of Schedule B hereto;

"SHAREHOLDER  SUPPORT  AGREEMENTS" means the Shareholder Support
Agreement made as of the date hereof between Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. and Brooke N. Wade and the Securityholder
 Support Agreement made as of the date hereof between Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. and Ken Vidalin;

"STATE ATTORNEY GENERAL" means a representative of the office of the Attorney General, or any similar office, of any of the individual states which comprise the U.S.;

"SUBSIDIARY" means, with respect to a specified entity, any entity of which more than 50% of the outstanding shares or equity interests ordinarily entitled to elect a majority of the Board of Directors (or its equivalent) thereof (whether or not shares or equity interests of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified entity and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary; PROVIDED that notwithstanding this definition, Erfei A.I.E. is deemed a Subsidiary of Acetex;

"SUPERIOR PROPOSAL" has the meaning ascribed thereto in Section 7.5(a) hereof;

"TAXES" means any and all taxes, fees, levies, duties, tariffs, imposts, assessments, reassessments and other charges of any kind, whether direct or indirect, however denominated, including any and all interest, penalties, fines or other additions that may become payable in respect thereof, imposed by any Governmental Entity; which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal, state and provincial income taxes), gross receipts taxes, capital taxes, withholding taxes, payroll and

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                                      C-6


employee withholding taxes, employer health taxes, employment taxes, employment insurance, health insurance, social insurance taxes (including Canada Pension Plan, Quebec and other government pension plan premiums or contributions), social security taxes, sales and use taxes, goods and services taxes, harmonized sales taxes, value-added taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, development taxes, real and personal property taxes, stamp taxes, environmental taxes, land transfer taxes, transfer taxes, workers' compensation, pension assessment and other taxes, governmental charges, surtaxes, custom duties and import and export taxes, countervail and anti-dumping, licence, franchise and registration fees and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

"U.S." means the United States of America; and

"WARN" has the meaning ascribed thereto in Section 6.3(b)(vi) hereof.

2.2      INTERPRETATION

         The division of this Agreement into Articles, Sections, Subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

2.3      ARTICLE REFERENCES

         Unless the contrary intention appears, references in this Agreement to an Article, Section, Subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, Subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

2.4      NUMBER, GENDER AND PERSONS

         In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

2.5      DATE FOR ANY ACTION

         If the date on which any action is required to be taken hereunder by any of the Parties is not a day of business in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a day of business in such place.

2.6      CURRENCY

         Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

2.7      PAYMENTS

         Any payments to be made hereunder or for greater certainty under the Plan of Arrangement shall be made without interest and less any Tax required by Law to be deducted and withheld.

2.8      SCHEDULES

         Schedules A, B and C annexed to this Agreement, being the Plan of Arrangement and the representations and warranties of Acetex and AcquisitionCo, respectively, are incorporated by reference into this Agreement and form a part hereof.

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                                      C-7


2.9      ACCOUNTING MATTERS

         Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian GAAP.

2.10     MATERIAL

         Unless the context requires otherwise, the terms "material" and "materially" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its Subsidiaries, taken as a whole, or would significantly impede the ability to complete the Arrangement in accordance with this Agreement.

2.11     DISCLOSURE

         Where in this Agreement reference is made to disclosure in writing, or disclosed in writing, such disclosure shall be made in the Disclosure Letter, dated the date hereof and signed by an officer of each of Acetex and AcquisitionCo and delivered immediately prior to the execution of this Agreement. The Disclosure Letter shall make specific reference to the applicable Sections and paragraphs of this Agreement in respect of which such disclosure is made.

2.12     KNOWLEDGE

         Reference to the "knowledge" of any Person that is not an individual shall mean the knowledge which the senior officers of such Person have or should have after due inquiry and, with respect to representations and warranties made or deemed to be made as of the Effective Time, unless expressly limited to a specified date in this Agreement, shall include knowledge obtained (or which after due inquiry should have been obtained) at any time after the date hereof and prior to the Effective Time.

                                    ARTICLE 3
                                 THE ARRANGEMENT

3.1      APPLICATION TO THE COURT

         As soon as reasonably practicable, Acetex shall apply to the Court pursuant to subsection 193(2) of the ABCA for an order approving the Arrangement and in connection with such application AcquisitionCo shall assist and Acetex shall:

         (a) no later than December 17, 2004 (or such other date as the parties may agree upon), file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Acetex Meeting for the purpose, among other things, of considering and, if deemed advisable, approving the Arrangement; and

         (b) subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, use its reasonable commercial efforts to diligently pursue the application to the Court for the Final Order;

and, subject to the fulfillment or waiver of the conditions set forth in Article 8, Acetex shall file with the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement within five (5) business days following the date of satisfaction or waiver of all conditions set forth in Section 7.1 or such other date as Acetex and AcquisitionCo may agree.

3.2      INTERIM ORDER

         The Interim Order sought by Acetex shall provide:

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                                      C-8

         (a) that the securities of Acetex for which holders shall be entitled to vote on the Arrangement shall be the Acetex Shares, the Acetex Warrants and the Acetex Options;

         (b) that the Acetex Shareholders, the Acetex Warrantholders and the Acetex Optionholders shall be entitled to vote on the Arrangement together, and not as separate classes, with the Acetex Shareholders being entitled to one vote for each Acetex Share held, the Acetex Warrantholders being entitled to one vote for each Acetex Share issuable pursuant to each Acetex Warrant held and the Acetex Optionholders being entitled to one vote for each Acetex Share issuable pursuant to each Acetex Option held;

         (c) that the requisite majority for the approval of the Arrangement by the Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders shall be two-thirds of the votes cast by the Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders by proxy or present in person at the Acetex Meeting, voting together;

         (d) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Acetex Meeting and for the manner in which such notice is to be provided;

         (e) that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Acetex, including quorum requirements and all other matters, shall apply in respect of the Acetex Meeting, except in respect of such of the by-laws as AcquisitionCo and Acetex reasonably agree; and

         (f)      for the grant of Dissent Rights.

3.3      ACETEX APPROVAL

         (a) Acetex represents as of the date hereof that its Board of Directors, after considering the Arrangement, has determined that:

                  (i) the Arrangement is fair to Acetex Securityholders and is in the best interests of Acetex; and

                  (ii) it will recommend in the Acetex Circular that Acetex Securityholders vote in favour of the Acetex Arrangement Resolutions and the directors of Acetex have advised that they intend to vote the Acetex Securities held by them in favour of the Arrangement and will so represent in the Acetex Circular;

         (b) Acetex represents as of the date hereof that its Board of Directors has received a written opinion from , financial advisers to Acetex, to the effect that the consideration to be received by the Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders under the Arrangement is fair to Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders from a financial point of view, subject, in each case, to the assumptions and limitations described in such opinion. Acetex has delivered a true and correct copy of such opinion to AcquisitionCo prior to the date hereof.

                                    ARTICLE 4
                                RIGHTS OF DISSENT

4.1      RIGHTS OF DISSENT

         Acetex Securityholders may exercise rights of dissent in accordance with Article 4 of the Plan of Arrangement.

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                                      C-9


                                   ARTICLE 5
                    REPRESENTATIONS AND WARRANTIES OF ACETEX

5.1      REPRESENTATIONS AND WARRANTIES

         Subject to such exceptions as are specifically set forth in the Disclosure Letter, Acetex hereby makes to AcquisitionCo the representations and warranties as set forth in Schedule B to this Agreement and acknowledges that AcquisitionCo is relying upon those representations and warranties in connection with entering into this Agreement.

5.2      INVESTIGATION

         Any investigation by AcquisitionCo and its advisors shall not mitigate, diminish or affect the representations and warranties of Acetex pursuant to this Agreement.

5.3      SURVIVAL OF REPRESENTATIONS AND WARRANTIES

         The representations and warranties of Acetex contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished upon the Effective Time.

                                  ARTICLE 6
                 REPRESENTATIONS AND WARRANTIES OF ACQUISITIONCO

6.1      REPRESENTATIONS AND WARRANTIES

         AcquisitionCo hereby makes to Acetex the representations and warranties as set forth in Schedule C to this Agreement and acknowledges that Acetex is relying upon those representations and warranties in connection with entering into this Agreement.

6.2      SURVIVAL OF REPRESENTATIONS AND WARRANTIES

         The representations and warranties of AcquisitionCo contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated and extinguished upon the Effective Time.

                                    ARTICLE 7
                                    COVENANTS

7.1      CONSULTATION

         Acetex and AcquisitionCo agree to consult with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity or with any stock exchange with respect thereto. Each Party shall provide the other Party reasonable opportunity to review and comment on all such press releases prior to the release thereof and provide the other Party reasonable opportunity to review and comment on such filings prior to the filing thereof. Acetex and AcquisitionCo agree to issue jointly a press release with respect to this Agreement as soon as practicable after the date hereof, in a form acceptable to both Parties.

7.2      MUTUAL COVENANTS

         Each of the Parties covenants and agrees that until the Effective Time or the day upon which this Agreement is terminated, whichever is earlier:

         (a) it shall cooperate reasonably with the other Party to this Agreement in connection with the performance by it of its obligations hereunder;

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                                      C-10

         (b) it shall use all its best efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder set forth in Sections 7.1(c), (e) and (f), including, in connection with satisfying the obligations hereunder set forth in Sections 7.1(c), (e) and (f), using its best efforts to:

                  (i) obtain all necessary consents, approvals and authorizations as are required to be obtained by it under applicable Laws in connection therewith;

                  (ii) effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of either Party before Governmental Entities in connection therewith;

                  (iii) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated by this Agreement which relate thereto;

                  (iv)     without limitation of the foregoing:

                           (A) each of Acetex and AcquisitionCo undertakes and agrees to file as soon as reasonably practicable a notification and report form under the HSR Act with the United States Federal Trade Commission (the "FTC") and the Antitrust Division of the United States Department of Justice (the "Antitrust Division");

                           (B) AcquisitionCo undertakes and agrees to file as soon as reasonably practicable a notification under the EC Merger Regulation with the EC;

                           (C) AcquisitionCo and Acetex undertake and agree to file as soon as reasonably practicable an application to the Commissioner for an advance ruling certificate ("ARC") pursuant to Section 102 of the Competition Act and/or a short-form pre-merger notification pursuant to Section 114 of the Competition Act; and

                           (D) AcquisitionCo and Acetex undertake and agree to file as soon as reasonably practicable any other filings required to consummate the transactions contemplated by this Agreement;

                  (v) except with the prior written consent of the other Party hereto, neither Party shall:

                           (A) extend any waiting period under the HSR Act, the EC Merger Regulation or any antitrust or competition Laws; or

                           (B) enter into any agreement with the FTC, the Antitrust Division, the EC or any other Governmental Entity not to consummate the transactions contemplated by this Agreement;

                  (vi)     each Party shall:

                           (A)      furnish to the other such necessary
                                    information and reasonable assistance as the other Party may request in connection with the foregoing;

                           (B) promptly notify the other Party of any written communication to that Party from the FTC, the Antitrust Division, any State Attorney General, the EC, the Commissioner or any other Governmental Entity;

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                                      C-11


                           (C) subject to applicable Law, consult with the other with respect to, and permit the other Party to review in advance any proposed written communication to any of the foregoing;

                           (D) to the extent reasonably practicable, not agree to participate in any meeting or discussion with any Governmental Entity in respect of any filings, investigation or inquiry concerning this Agreement or any transactions contemplated hereby, unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat; and

                           (E) furnish the other Party with copies of all correspondence, filings, and communications between them and their Affiliates and their respective representatives on the one hand, and any Governmental Entity or members or its staffs on the other hand, with respect to this Agreement or any transactions contemplated herein; and

                  (vii) If any Party receives a request for additional information or documentary material from any Governmental Entity with respect to this Agreement or the transactions contemplated herein, then such Party will use its best efforts to make, or cause to be made, as promptly as reasonably practicable an appropriate response in compliance with such request.

          (c) it shall use all its reasonable commercial efforts to satisfy (or cause the satisfaction of) the other conditions precedent to its obligations hereunder set forth in Article 7 (to the extent the same are not related to the matters referred to in
                  Section 7.1(c), (e) or (f) and are within its control) and to take, or cause to be taken, all other action and to do, or cause to be done, all other things reasonably necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its reasonable commercial efforts to:

                  (i) promptly determine whether any filings are required to be made or consents, approvals, actions, waivers or Permits are required to be obtained (under any applicable Law or from any Governmental Entity or third party) in connection with the transactions contemplated by this Agreement;

                  (ii) fulfill all other conditions and satisfy all provisions of this Agreement and the Arrangement including delivery of the certificates of their respective officers (other than those referred to in Section 7.1(c), (e) or (f)); and

                  (iii) cooperate with the other Party to this Agreement in connection with the performance by it of its obligations hereunder;

         (d) it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Laws;

         (e) it shall use its best efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon; and

         (f) it shall cooperate and assist the other Party in minimizing any negative Tax implications and achieving Tax efficiencies relating to the transactions contemplated herein, PROVIDED there are no negative consequences to such Party;

PROVIDED, HOWEVER, that under no circumstances shall AcquisitionCo or its Affiliates be required, nor may Acetex, except as provided in Section 6.3(b)(i)(B), without the prior written consent of AcquisitionCo (PROVIDED that for the avoidance of doubt, it is understood and agreed that AcquisitionCo shall have no obligation whatsoever to furnish such consent or any consent requested pursuant to Section 6.3(b)(i)(B)) agree, to (i) divest, dispose of, hold separate, license or otherwise take similar actions regarding the businesses and assets of Acetex or (ii) divest, dispose of, hold separate, license or otherwise take or commit to take any action that limits the freedom of action of AcquisitionCo or its Affiliates with respect to or its ability to retain, control or operate, the businesses or assets of AcquisitionCo or any of its Affiliates in order for AcquisitionCo to satisfy its covenants under Section 6.2.

7.3      ACETEX'S COVENANTS

         Acetex covenants and agrees that until the Effective Time or the day upon which this Agreement is terminated, whichever is earlier:

         (a) except as set forth in the Disclosure Letter or with the prior written consent of AcquisitionCo and except for Contracts or arrangements not involving amounts in excess of U.S.$200,000 individually or U.S.$2,000,000 in the aggregate, it shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

         (b) except as set forth in the Disclosure Letter or with the prior written consent of AcquisitionCo (which consent, or refusal to consent, will be given promptly by AcquisitionCo upon request) it shall not, directly or indirectly, including through a Subsidiary, do or permit to occur any of the following:

                  (i) issue, sell, grant, pledge, lease, license, dispose of, encumber or agree to issue, sell, pledge, lease, license, dispose of, encumber or enter into any voting agreements with regards to (or permit any of its Subsidiaries to issue, sell, grant, pledge, lease, license, dispose of, encumber or agree to issue, sell, grant, pledge, lease, license, dispose of, encumber or enter into any voting agreements with regards to ):

                           (A) any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, it or any of its Subsidiaries, except the issuance of shares pursuant to the exercise of Acetex Options or Acetex Warrants currently outstanding; or

                           (B) except in the usual, ordinary and regular course of business and consistent with past practice, any assets or rights of it or any of its Subsidiaries;

                  (ii) amend or propose to amend its articles or by-laws (or other comparable governing documents) or those of any of its Subsidiaries;

                  (iii) split, consolidate, combine or reclassify any of its outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares or the shares of any of its less than wholly-owned Subsidiaries;

                  (iv) redeem, purchase or offer to purchase (or permit any of its Subsidiaries to redeem, purchase or offer to purchase) any shares or other securities of it or any of its Subsidiaries, unless otherwise required by the terms of such securities;

                  (v) reorganize, amalgamate or merge it or any of its Subsidiaries with any other Person;

                  (vi) effectuate a "plant closing" or "mass layoff" as those terms are defined in the Worker Adjustment and Retraining Notification Act ("WARN") or any Law, affecting in whole or in part any site of employment, facility, operating unit or employee;

                  (vii) acquire, agree to acquire, dispose of or agree to dispose of any Person or acquire, agree to acquire, dispose of or agree to dispose of any assets of it or any of its Subsidiaries, which, in each case, are individually or in the aggregate material, except in the usual, ordinary and regular course of business and consistent with past practice;

                  (viii) except in the usual, ordinary and regular course of business and consistent with past practice: (A) satisfy or settle any claims or liabilities which are individually or in the aggregate material; or (B) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

                  (ix) except in the usual, ordinary and regular course of business and consistent with past practice, and except for the purpose of the renewal of or the replacement of existing credit facilities where such renewal or replacement facilities are for a principal amount approximately the same as or less than the principal amount of the facilities renewed or replaced, incur or commit to provide guarantees, incur any indebtedness for borrowed money or issue any amount of debt securities;

                  (x) fail to maintain facilities, equipment and similar fixed assets in the same state of repair, order and condition as they were on the date of this Agreement, reasonable wear and tear excepted;

                  (xi) fail to continue in the ordinary course of business and in accordance with past practice to collect any of its and its Subsidiaries' accounts receivable or to pay trade payables;

                  (xii) mortgage, pledge or otherwise encumber or subject to any lien, security interest or other Encumbrance any of its or its Subsidiaries' properties or assets;

                  (xiii) make any changes to existing accounting practices relating to Acetex or any Subsidiary, except as required by Law or a Governmental Entity or required by applicable generally accepted accounting principles;

                  (xiv) except for Permitted Saudi Project Expenditures, make any loan, advances or capital contributions to, or investments in any other Person, except for those in the usual, ordinary and regular course of business consistent with past practice which are not, individually or in the aggregate material to Acetex on a consolidated basis;

                  (xv) commence, participate or agree to commence or participate in any bankruptcy, voluntary liquidation, dissolution, winding up, examinership, insolvency or similar proceeding;

                  (xvi) enter into, renew, modify or revise any material Contract or material transaction with any Affiliate, officer or director of Acetex or any of its Subsidiaries (other than Acetex or one of its Subsidiaries);

                  (xvii) other than in the usual, ordinary and regular course of business and consistent with past practice and required by existing employment, pension, supplemental pension, termination, compensation arrangements or policies, in the case of directors, officers and employees of it or any of its Subsidiaries, (A) take any action with respect to the entering into or modifying of any Acetex Plan, employment, severance, collective bargaining or any other employee benefit plans, agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or (B) loan or advance any money or other property to any present or former director, officer or employee of Acetex or any of its Subsidiaries;

                  (xviii) except as set forth in the Disclosure Letter, grant any options, warrants or other equity or equity-based awards;

                  (xix) except for Permitted Saudi Project Expenditures, and as set forth in Acetex's or any of its Subsidiaries' previously approved respective capital budgets (copies of which are attached to the Disclosure Letter), incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate which, when aggregated with amounts incurred in respect thereof since September 30, 2004, would exceed U.S.$5,000,000; or

                  (xx) authorize, propose, commit or agree to take any of the foregoing actions;

         (c) it shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices), including but not limited to, making all premium payments as they become due, to cause its current insurance (or re-insurance) policies to remain valid and in full force and effect and not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate have a material effect unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

         (d)      it shall:

                  (i) use its reasonable commercial efforts, and cause each of its Subsidiaries to use its reasonable commercial efforts, to preserve intact their respective business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it or its Subsidiaries;

                  (ii) not take any action, or permit any of its Subsidiaries to take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereunder or would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made (other than a change of recommendation in accordance with Section
                           7.4 and the communication of such change); and

                  (iii) use its reasonable commercial efforts, and cause each of its Subsidiaries and its and their respective directors, officers, employees and representatives to use their reasonable commercial efforts to provide cooperation and assistance in connection with the arrangement of the financing necessary to consummate the transactions contemplated hereby,including facilitating customary due diligence, participating in meetings, and arranging for the execution and delivery of any pledge and security documents, other definitive financing documents, or other certificates, legal opinions (including opinions of outside counsel) or documents as may be reasonably requested by AcquisitionCo and effecting such changes to the Plan of Arrangement as may be reasonably requested by AcquisitionCo in order to enhance Tax aspects of the transaction, PROVIDED such changes shall not adversely affect the Acetex Securityholders or materially impair the ability of the Parties to perform their respective obligations hereunder or materially delay the consummation of the transaction contemplated hereby;

         (e) it shall not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement prior to the Effective Date without the prior written consent of AcquisitionCo;

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                                      C-15

         (f) except in the usual and ordinary course of business and consistent with past practice or except as set forth in the Disclosure Letter, it and its Subsidiaries shall not (i) enter into any new Contract or series of related new Contracts or modify any existing Contract or series of related Contracts involving amounts in excess of U.S.$5,000,000 and (ii) shall not terminate any existing Contract or series of related Contracts involving amounts in excess of U.S.$1,000,000;

         (g) it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the transactions contemplated by this Agreement (other than a change of recommendation in accordance with Section 6.6 and the communication of such change);

         (h) subject to the Confidentiality Agreement and Section 7.6, it will conduct itself in all material respects so as to keep AcquisitionCo fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its businesses, PROVIDED that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained or is with respect to customer specific or competitively sensitive information relating to areas or projects where Acetex and AcquisitionCo and its Subsidiaries are competitors;

         (i) during the period from the date of this Agreement to the Effective Date, without the prior written consent of AcquisitionCo (not to be unreasonably withheld), neither Acetex nor any of its Subsidiaries shall make any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment relating to Acetex or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Acetex or any of its Subsidiaries, or take any other similar action relating to the filing of any Return or the payment of any Tax; and

         (j) it shall use its reasonable commercial efforts to obtain the consents and approvals set forth in the Disclosure Letter and to comply with all notice and consultation requirements in connection with work councils and labour agreements.

7.4      RECOMMENDATION OF BOARD OF DIRECTORS

         The Acetex Circular shall include the recommendation of the Board of Directors of Acetex to the Acetex Securityholders in respect of the Plan of Arrangement. The Board of Directors of Acetex may not change or withdraw its recommendation to the Acetex Securityholders in respect of the Arrangement from that set forth in Sections 3.3(a)(i) and 3.3(a)(ii), as applicable, except to the extent permitted under Section 6.6 and subject to the requirements set forth therein. The foregoing shall not relieve Acetex, in the event the Board of Directors has changed or withdrawn its recommendation, from its obligation to proceed to call and hold the Acetex Meeting, solicit proxies for such meeting and to hold the vote of Acetex Shareholders, Acetex Optionholders and Acetex Warrantholders required in the Interim Order for the Acetex Meeting.

7.5      ACETEX COVENANT REGARDING NON-SOLICITATION

         (a) Neither Acetex, nor any of its Subsidiaries shall, directly or indirectly, through any officer, director, employee, representative or agent, as the case may be, solicit, initiate, invite or encourage (including by way of furnishing confidential information, entering into any form of agreement, arrangement or understanding or affording access to the properties, books or records of Acetex or any of its Subsidiaries to any Person
                  (other than AcquisitionCo or its representatives)) the initiation of or participate in, any inquiries or proposals regarding an Acquisition Proposal, PROVIDED that prior to the Acetex Meeting nothing contained in this Section 7.5 shall prevent the Board of Directors of Acetex from, pursuant to a confidentiality agreement substantially similar to the Confidentiality Agreement, and subject to compliance with the other applicable provisions of this Section 6.5 and Section 6.6 hereof, considering, negotiating, approving or recommending to the Acetex Securityholders an agreement in respect of an unsolicited BONA FIDE written Acquisition Proposal (i) that is not subject to any financing condition and in respect of which any required financing has been demonstrated to the satisfaction of a majority of the Board of Directors of Acetex, acting in good faith, to be reasonably likely to be obtained, (ii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of Acetex or any of its Subsidiaries or their representatives (A) greater than that previously provided to AcquisitionCo or
                  (B) beyond 5:00 p.m. (Pacific Time) on the third business day after which access is afforded to the Person making the Acquisition Proposal (PROVIDED, HOWEVER, the foregoing shall not restrict the ability of such Person to continue to review the information provided); (iii) in respect of which a majority of the Board of Directors of Acetex determines, after consultation with outside counsel, that in the exercise of its fiduciary duties under applicable Law it would be necessary for such Board of Directors to take such action in order to avoid breaching its fiduciary duties; and (iv) which a majority of the Board of Directors of Acetex determines in good faith, after consultation with financial advisors, if consummated in accordance with its terms, would result in a transaction more favourable to the Acetex Securityholders (in their capacity as Acetex Securityholders) than the Arrangement (any such Acquisition Proposal that satisfies the requirements of the proviso preceding, and the requirements of, clauses (i) through (iv) above being referred to herein as a "Superior Proposal").

         (b) Acetex shall immediately cease, and shall cause its Subsidiaries, and shall use reasonable commercial efforts to cause Acetex's and its Subsidiaries' directors, officers, employees, financial advisors, representatives and other advisors immediately to cease and cause to be terminated all existing activities, discussions and negotiations with any Persons conducted prior to the date hereof with respect to any inquiries or proposals relating to any Acquisition Proposal. Acetex agrees not to release any third party from any confidentiality agreement in respect of an Acquisition Proposal to which such third party is a party. Acetex further agrees not to release any third party from any standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal and then, only in respect of such Superior Proposal. Acetex shall immediately request the return or destruction of all confidential information provided to any third parties who have previously entered into a confidentiality agreement in respect of an Acquisition Proposal with Acetex and shall use all reasonable efforts to ensure that such requests are honoured.

         (c) Acetex shall forthwith notify AcquisitionCo (orally and in writing), within 48 hours of any future Acquisition Proposal of which such Acetex directors or senior officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Acetex or any of Acetex's Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records or for a list of the shareholders of Acetex or any Subsidiary by any Person that informs Acetex or such Subsidiary that it is considering making an Acquisition Proposal. Such notice shall include a copy of all written communications and a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as AcquisitionCo may reasonably request, including without limitation the identity of the Person and controlling Person, if any, making such proposal, inquiry or contact.

         (d) If Acetex receives a request for material non-public information from a Person who proposes a BONA FIDE Acquisition Proposal in respect of Acetex, and the Board of Directors of Acetex determines that such proposal would be a Superior Proposal pursuant to Section
                  7.5(a), assuming the satisfactory outcome of a due diligence condition which conforms to Section 7.5(a)(ii), then, and only in such case, the Board of Directors of Acetex may, subject to the execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (PROVIDED, HOWEVER, the Person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal as proposed) and provided Acetex sends a copy of any such confidentiality agreement to AcquisitionCo immediately upon its execution, only provide such Person with access, in accordance with Section 7.5(a) to the same information previously provided to AcquisitionCo. Acetex shall provide AcquisitionCo with a list of the information provided to the Person making the Superior Proposal.

         (e) Acetex shall ensure that its Subsidiaries and its and its Subsidiaries' respective directors, officers, employees, financial advisors and other advisors or representatives are aware of the provisions of this Section 7.5, and it shall be responsible for any breach of this Section 7.5 by its or its Subsidiaries' directors, officers, employees, financial advisors or other advisors or representatives.

7.6      NOTICE OF SUPERIOR PROPOSAL DETERMINATION

         Acetex shall not accept, approve or recommend or enter into any agreement (except for a confidentiality agreement pursuant to Section 7.5(d)) in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal (or change or withdraw its recommendation in favour of the Arrangement) unless: (a) it has promptly provided AcquisitionCo with a copy of the Acquisition Proposal document which has been determined to be a Superior Proposal; (b) five (5) business days (the "Notice Period") shall have elapsed from the date AcquisitionCo received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal; and
(c) before entering into any agreement (except for a confidentiality agreement pursuant to Section 6.5(d)) with respect to a Superior Proposal, this Agreement shall have been terminated pursuant to Section 10.1(e). During the Notice Period, Acetex shall provide a reasonable opportunity to AcquisitionCo to consider, discuss and offer such adjustments in the terms and conditions of this Agreement as would enable Acetex to proceed with its recommendation to Acetex Securityholders with respect to the Arrangement; PROVIDED, HOWEVER, that any such adjustment shall be at the discretion of AcquisitionCo at the time. The Board of Directors of Acetex will review in good faith any offer made by AcquisitionCo to amend the terms of this Agreement in order to determine, in its discretion, as part of its exercising its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal (and whether it will change or withdraw its recommendation in favour of the Arrangement). If a majority of the Board of Directors of Acetex determines that the Superior Proposal would cease to be a Superior Proposal, Acetex will so advise AcquisitionCo and will accept the offer by AcquisitionCo to amend the terms of this Agreement and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the Board of Directors of Acetex continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by AcquisitionCo, then Acetex may, subject to the terms of this Agreement, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal (and change or withdraw its recommendation in favour of the Arrangement). Each successive material modification of any Acquisition Proposal or a Superior Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.6 and shall require a five (5) business days Notice Period from the date a copy of such amendment is provided to AcquisitionCo (other than an amendment to improve upon a Superior Proposal in respect of which AcquisitionCo has been provided with an opportunity to amend the terms of this Agreement and such Superior Proposal has not ceased to be a Superior Proposal prior to the proposed amendment). In the event that Acetex provides AcquisitionCo with the notice contemplated in this Section on a date that is less than seven calendar days prior to the Acetex Meeting, if requested by AcquisitionCo, Acetex shall adjourn the Acetex Meeting to a date that is not less than seven calendar days and not more than ten calendar days after the date of such notice. Information provided hereunder shall constitute confidential information under the Confidentiality Agreement.

7.7      ACCESS

         Subject to the Confidentiality Agreement and applicable Laws, for the period between the execution of this Agreement and the Effective Date,
(a) Acetex shall (and shall cause its Subsidiaries to) permit, subject to appropriate confidentiality restrictions, representatives of AcquisitionCo and financing sources to have reasonable access during normal business hours and upon reasonable prior notice and for reasonable business purposes, and in a manner so as not to interfere with the normal business operations of Acetex and its Subsidiaries, to all premises, properties, personnel, books, records (including Tax records), Contracts, and documents of or pertaining to each of Acetex and its Subsidiaries and (b) Acetex shall (and shall cause its Subsidiaries to) furnish promptly to AcquisitionCo any new material information concerning its business, properties and personnel that comes into existence after the execution of this Agreement.

7.8      ACETEX'S COVENANTS RE MEETING

         Notwithstanding anything herein to the contrary, the Arrangement shall be submitted to a vote of the Acetex Securityholders at the Acetex Meeting for the purpose of adopting the Arrangement and nothing contained herein shall be deemed to relieve Acetex of such obligation.

                  Acetex covenants and agrees that, except as contemplated in this Agreement or pursuant to the Arrangement, until the Effective Time or the day upon which this Agreement is terminated, whichever is earlier, it will:

         (a) as soon as reasonably practicable after the date hereof, but in any event no later than December 17, 2004 (or such other date as the parties may agree upon), file, proceed with and diligently prosecute an application to the Court for the Interim Order with respect to the Arrangement, PROVIDED that notwithstanding the foregoing, the Parties agree to consult and obtain each other's approval regarding seeking the Interim Order and mailing the Acetex Circular;

         (b)      in a timely and expeditious manner:

                  (i)      forthwith carry out the terms of the Interim Order;

                  (ii) prepare and complete, in conjunction with AcquisitionCo, the Acetex Circular together with any other documents required by the Securities Act (Alberta) and other applicable Laws in connection with the Acetex Meeting and the Arrangement. Acetex shall cause the Acetex Circular and other documentation required in connection with the Acetex Meeting to be filed in all jurisdictions where the same is required to be filed and mail the same as ordered by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing full, true and plain disclosure of all material facts relating to the Arrangement and Acetex and not containing any misrepresentation, as defined under such applicable Laws, with respect thereto. Acetex shall permit AcquisitionCo to review and comment on drafts of the Acetex Circular including any amendments or supplements thereto and other documentation and shall not file or amend such document without the permission of AcquisitionCo (not to be unreasonably withheld);

                  (iii) promptly notify AcquisitionCo if, at any time before the Effective Date, it becomes aware that the Acetex Circular contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or which is necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Acetex Circular. In any such event, Acetex shall cooperate in the preparation of a supplement or amendment to the Acetex Circular and, if required, shall cause the same to be distributed to shareholders of Acetex and/or filed with the relevant Governmental Entities;

                  (iv) ensure that the Acetex Circular complies with all applicable Laws. Without limiting the generality of the foregoing, Acetex shall ensure that the Acetex Circular provides Acetex Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Acetex Meeting;

                  (v) solicit proxies for the approval of the Acetex Arrangement Resolutions in accordance with the Acetex Circular and the Interim Order in favour of the approval of the Acetex Arrangement Resolutions, including, if so requested by AcquisitionCo using the services of dealers and proxy solicitation services (the costs of which shall be borne by Acetex; PROVIDED, that if this Agreement is terminated pursuant to
                           Section 10.1(a), Section 10.1(b) (but not in the event of a termination as provided in
                           Section 7.2) or Section 10.1(c)

                           (unless there shall have occurred an
                           AcquisitionCo Payment Event at such time), AcquisitionCo shall reimburse Acetex for fifty percent (50%) of the reasonable costs associated therewith) and take all other action that is necessary or desirable to secure the approval of the Arrangement by the Acetex Securityholders;

                  (vi) convene the Acetex Meeting and distribute copies of this Agreement (or a written summary thereof prepared by Acetex in form and substance satisfactory to AcquisitionCo acting reasonably), in each case as ordered by the Interim Order; and

                  (vii) conduct the Acetex Meeting in accordance with the Interim Order, the by-laws of Acetex and any instrument governing such meeting, as applicable, and as otherwise required by applicable Laws;

         (c) in a prompt and expeditious manner, prepare, only after obtaining the approval of AcquisitionCo (not to be unreasonably withheld), and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Acetex Circular with respect to the Acetex Meeting and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

         (d) convene and hold the Acetex Meeting as soon as practicable after the date hereof, but in any case, before January 22, 2005 (or such later date as may be requested by AcquisitionCo pursuant to the penultimate sentence of Section 6.6) (the date of the meeting being the "Acetex Meeting Date") for the purpose of considering the Acetex Arrangement Resolutions, and with the written consent of AcquisitionCo for any other proper purpose as may be set out in the notice for such meeting;

         (e) subject to the approval of the Arrangement at the Acetex Meeting, in accordance with the provisions of the Interim Order, and subject to Article 8, forthwith proceed with and diligently prosecute an application for the Final Order;

         (f) forthwith carry out the terms of the Final Order (to the extent within its power) and, subject to the receipt of the Final Order, the satisfaction of the conditions precedent in favour of Acetex and the receipt of the written confirmation of AcquisitionCo that the conditions precedent in favour of AcquisitionCo have been satisfied, file Articles of Arrangement and the Final Order with the Registrar in order for the Arrangement to become effective;

         (g) except for individual proxies and other non-substantive communications, furnish promptly to AcquisitionCo a copy of each notice, report, report of proxies submitted, schedule or other document or communication delivered, filed or received by Acetex in connection with the Arrangement or the Interim Order, the Acetex Meeting or any other meeting of Acetex Securityholders or class of security holders which all such holders, as the case may be, are entitled to attend, any filings under applicable Laws and any dealings with regulatory agencies in connection with, or in any way affecting, the transactions contemplated hereby;

         (h) furnish promptly to AcquisitionCo a list of all securityholders that have provided a Notice of Dissent with respect to the Arrangement in accordance with the Interim Order; and

         (i) subject to Section 7.7, in a timely and expeditious manner, provide to AcquisitionCo all information, as may be reasonably requested by AcquisitionCo or as required by the Interim Order or applicable Laws, with respect to Acetex and its Subsidiaries and their respective businesses and properties.

7.9      INDEMNIFICATION OF DIRECTORS AND OFFICERS, CORPORATE INDEMNITIES AND
         INSURANCE

         (a) AcquisitionCo shall (i) maintain in effect the current or substantially similar provisions regarding indemnification of officers and directors contained in any directors', officers' or employees' indemnification agreements of Acetex or its Subsidiaries; (ii) maintain in effect, for a period of six (6) years after the Effective Date, Acetex's current or substantially similar directors' and officers' liability insurance and fiduciary liability insurance PROVIDED that such insurance shall have a coverage limit of no less than 110% of the current limits of such insurance within (3) months of the Effective Time; and (iii) pay premiums in respect of such insurance at a rate of up to 250% of the current annual premiums for such insurance (PROVIDED that AcquisitionCo may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, not materially less advantageous to the insured) with respect to claims arising from facts or events which occurred on or before the Effective Date. Alternatively, at AcquisitionCo's option, it may cause Acetex to purchase "run-off" directors' and officers' liability insurance providing coverage substantially as favourable to such directors and officers as that in effect under such current policies to cover prior events during such six year period or the balance thereof.

         (b) The provisions of this Section 7.9 are (i) for the benefit of, and shall be enforceable by, each indemnified party, his heirs, executors, administrators and other legal representatives; and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise, and such rights shall be held by AcquisitionCo in trust for such Person; PROVIDED, HOWEVER, that no approval of any beneficiary of such trust shall be required in connection with an amendment or variation of this Section 7.9 prior to the Effective Date.

7.10     ACQUISITIONCO'S COVENANTS

         (a) AcquisitionCo covenants and agrees to carry out the terms of the Interim Order and Final Order as applicable to it and, except as contemplated in this Agreement or pursuant to the Arrangement, until the Effective Time or the day upon which this Agreement is terminated, whichever is earlier:

                  (i) AcquisitionCo will deposit with the Depositary all funds required to be paid by it pursuant to the Plan of Arrangement no later than twenty-four (24) hours before the Effective Date by way of a bank draft, wire transfer or other form of immediately available funds;

                  (ii) AcquisitionCo will provide information and consulting to Acetex during the development of the Saudi Project for the purpose of permitting and facilitating implementation of the Saudi Project with AcquisitionCo technology after completion of the Arrangement; and

                  (iii) AcquisitionCo shall not, and shall not permit any of its Subsidiaries to, in any manner whatsoever, without the prior written consent of Acetex, hold any discussions with any Person with respect to the construction, operation and ownership of a methanol plant, acetic acid plant or vinyl acetate monomer plant in the Kingdom of Saudi Arabia (a "Project"), other than the proposed partners of Acetex identified in the Disclosure Letter (the "Saudi Partners").

         (b) In the event this Agreement is terminated pursuant to Section 10.1(b) (but not in the event of a termination as provided in Section 7.2 by virtue of the failure to satisfy the conditions set forth in clauses (a), (b) and (c) thereof by August 31,
                  2005) or Section 10.1(c) (unless there shall have occurred an AcquisitionCo Payment Event at such time) hereof, AcquisitionCo shall not and shall not permit any of its Subsidiaries to, in any manner whatsoever, without the prior written consent of Acetex, at any time during a period of five years from the date hereof, engage in any transaction with the Saudi Partners with respect to a Project.

7.11     NOTIFICATION OF CERTAIN MATTERS

         Each of the Parties shall give written notice to the other of
(i) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (ii) any action, suits, claims, investigations or proceedings commenced or threatened in writing against, relating to or involving or otherwise affecting it or any of its Subsidiaries, that relate to the consummation of the transactions contemplated by this Agreement, (iii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (iv) any material variances from the representations and warranties of such Party contained in this Agreement, and any other fact or event that would cause or constitute a breach of the covenants made by such Party in this Agreement, and (v) any change that could be reasonably expected to have a material adverse effect on such Party or could be reasonably expected to hinder or delay the Party's ability to consummate the transactions contemplated by this Agreement or to fulfill its respective obligations set forth herein, in each case promptly upon discovery thereof.

7.12     MERGER OF COVENANTS

         The covenants set out in this Agreement, except for Section
7.9 and Article 12, shall not survive the completion of the Arrangement, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 8
                                   CONDITIONS

8.1      MUTUAL CONDITIONS

         The obligations of AcquisitionCo and Acetex to complete the transactions contemplated hereby are subject to fulfillment of the following conditions on or before the Effective Date or such other time as is specified below:

         (a) the Final Order shall have been granted in form and substance satisfactory to AcquisitionCo and Acetex, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

         (b) there shall be no action taken under any Laws or by any Governmental Entity, that:

                  (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions or agreements contemplated herein, or materially modifies the Arrangement or any other transactions or agreements contemplated herein in a manner unacceptable to the parties acting reasonably; or

                  (ii) results in a judgment or assessment of damages, directly or indirectly, which is material to the transactions or agreements contemplated herein;

         (c)      (i)      the issuance of an ARC pursuant to section 102 of
                           the Competition Act by the Commissioner to the effect that she is satisfied that she would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act with respect to the transactions contemplated by this Agreement; or

                  (ii) the waiver by the Commissioner under section 113(c) of the Competition Act of the obligation to notify the Commissioner and supply information because substantially similar information was previously supplied in relation to a request for an ARC, or that the waiting period under section 123 of the Competition Act has expired, and Acetex and AcquisitionCo shall have been advised in writing by the Commissioner that she has determined not to make an application for an order under section 92 of the Competition

                           Act in respect of the transactions contemplated by this Agreement and any terms and conditions attached to any such advice shall be acceptable to Acetex and AcquisitionCo;

         (d) approval or deemed approval of the Arrangement pursuant to the Investment Canada Act by the Minister of Industry shall have been obtained;

         (e) the waiting period applicable to consummate the transactions contemplated by this Agreement under the lHSR Act shall have expired or been terminated;

         (f) any required approval of the Arrangement by the EC pursuant to the EC Merger Regulation shall have been obtained; and

         (g) all other consents, waivers, Permits and approvals of any Governmental Entity or other Person, and the expiry or termination of any waiting periods reasonably required or desirable in connection with the consummation of the transactions contemplated by this Agreement shall have been obtained and reasonably satisfactory evidence thereof shall have been delivered to each Party.

                  The foregoing conditions are for the mutual benefit of AcquisitionCo and Acetex and may be waived, in whole or in part, in writing by both AcquisitionCo and Acetex at any time. If any of the said conditions precedent shall not be complied with or waived in writing as aforesaid on or before the date required for the performance thereof or where no date is specified, on August 31, 2005 or such other date as the parties may agree upon in writing, either AcquisitionCo or Acetex may rescind and terminate this Agreement by written notice to the other Party (PROVIDED such non-compliance did not arise from the acts or omissions of the Party purporting to rescind and terminate this Agreement) and shall have no other right or remedy, except as set forth in Article 10 or Article 11.

8.2      ACQUISITIONCO CONDITIONS

         The obligation of AcquisitionCo to complete the transactions contemplated herein is subject to the fulfillment of the following conditions on or before the Effective Date or such other time as specified below:

         (a) the representations and warranties made by Acetex in this Agreement shall be, in the reasonable judgment of AcquisitionCo, true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement or except where a representation and warranty is qualified by "in all material respects" or other similar materiality qualifiers, in which case such representation and warranty shall be true and correct), and Acetex shall have provided to AcquisitionCo the certificate of a senior officer of Acetex certifying such accuracy on the Effective Date;

         (b) Acetex shall have complied in all material respects with its covenants herein and Acetex shall have provided to AcquisitionCo the certificate of a senior officer of Acetex certifying that Acetex has so complied with its covenants herein;

         (c) the Board of Directors of Acetex shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Acetex and its Subsidiaries to permit the consummation of the transactions contemplated by this Agreement;

         (d) since the date of this Agreement there shall have been no events, circumstances, conditions, changes or occurrences that individually, or in the aggregate, have had, or could reasonably be expected to have, a material adverse effect on the businesses, operations, assets, financial condition or results of operations of Acetex and any of its Subsidiaries taken as a whole, except any such effect resulting from or arising in connection with
                  (i) the announcement of this Agreement or the Arrangement (including any loss of customers which loss results from the announcement of this Agreement), (ii) changes generally affecting the industries in which Acetex and its Subsidiaries operate that do not have a disproportionately adverse impact on Acetex and its Subsidiaries, or (iii) changes in economic conditions generally that do not have a disproportionately adverse impact on Acetex and its Subsidiaries; and

         (e) rights of dissent shall not have been exercised, nor shall proceedings have been initiated to exercise such rights by Acetex Shareholders, Acetex Optionholders or Acetex Warrantholders which in the aggregate represent more than 10% of the outstanding capital stock of Acetex on a fully diluted basis.

                  The foregoing conditions precedent are for the benefit of AcquisitionCo and may be waived, in whole or in part, by AcquisitionCo in writing at any time. If any of the said conditions shall not be complied with, or waived in writing by AcquisitionCo, on or before the date required for their performance, or where no date is specified, on August 31, 2005 or such other date as the Parties may agree upon in writing, and PROVIDED such non-compliance did not arise from the acts or omissions of AcquisitionCo, then AcquisitionCo may rescind and terminate this Agreement by written notice to Acetex and shall have no other right or remedy against Acetex, except as set forth in Article 9 or Article 10.

8.3      ACETEX CONDITIONS

         The obligation of Acetex to complete the transactions contemplated herein is subject to the fulfillment of the following conditions on or before the Effective Date or such other time as specified below:

         (a) the representations and warranties made by AcquisitionCo in this Agreement shall be, in the reasonable judgment of Acetex, true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement or except where a representation and warranty is qualified by "in all material respects" or other similar materiality qualifiers, in which case such representation and warranty shall be true and correct), and AcquisitionCo shall have provided to Acetex the certificate of a senior officer of AcquisitionCo certifying such accuracy on the Effective Date; and

         (b) AcquisitionCo shall have complied in all material respects with its covenants herein, and AcquisitionCo shall have provided to Acetex the certificate of a senior officer of AcquisitionCo certifying that AcquisitionCo has so complied with its covenants herein.

                  The foregoing conditions precedent are for the benefit of Acetex and may be waived, in whole or in part, by Acetex in writing at any time. If any of the said conditions shall not be complied with or waived in writing by Acetex on or before the date required for their performance, or where no date is specified, on August 31, 2005 or such other date as the parties may agree upon in writing, and PROVIDED such non-compliance did not arise from the acts or omissions of Acetex, then Acetex may rescind and terminate this Agreement by written notice to AcquisitionCo and shall have no other right or remedy against AcquisitionCo, except as set forth in Article 10.

8.4      MERGER OF CONDITIONS

         The conditions set out in Sections 7.1, 7.2 and 7.3 shall be conclusively deemed to have been satisfied, waived or released when with the agreement of Acetex and AcquisitionCo, a certificate of arrangement in respect of the Plan of Arrangement is issued by the Registrar. Notwithstanding the foregoing, the covenants set forth in Section 6.9 shall survive the filing of Articles of Arrangement, as contemplated by this Agreement.

                                    ARTICLE 9
                                    AMENDMENT

         This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Acetex Meeting, be amended, modified or supplemented by mutual written agreement executed by or on behalf of the Parties hereto without further notice to or authorization on the part of their respective securityholders, and any such amendment, modification or supplement may, without limitation:

         (a) change the time for performance of any of the obligations or acts of the Parties;

         (b) waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

         (c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

         (d) waive compliance with or modify any conditions precedent herein contained; PROVIDED that: (i) notwithstanding the foregoing, the amount to be paid for the Acetex Securities by AcquisitionCo may not be decreased without the further approval of the Acetex Securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court; and (ii) any such change, waiver or modification does not invalidate any required securityholder approval of the Arrangement.

                                  ARTICLE 10
               AGREEMENT AS TO COMPENSATION AND OTHER ARRANGEMENTS

10.1     ACQUISITIONCO COMPENSATION

         (a)      If at any time after the execution of this Agreement:

                  (i) the Board of Directors of Acetex has withdrawn, qualified or changed any of its recommendations or determinations referred to in Section 3.3(a) in a manner permitted pursuant to Section 6.6 or shall have resolved to do so prior to the Effective Date;

                  (ii) an Acquisition Proposal is publicly announced, proposed, offered or made to the Acetex Securityholders or to Acetex before the Acetex Meeting, and (A) such Acquisition Proposal has not expired or been withdrawn at the time of the Acetex Meeting and (B) the Acetex Securityholders do not approve the Acetex Arrangement Resolutions; or

                  (iii) Acetex accepts, approves, recommends or enters into any agreement with respect to an Acquisition Proposal pursuant to Section 6.6;

         (each of the above being an "AcquisitionCo Payment Event"), then, (x) immediately prior to a termination by Acetex pursuant to Section 10.1(c)(ii), or (y) within two (2) business days of any termination of this Agreement by AcquisitionCo pursuant to Section 10.1(d), or (z) immediately prior to a termination of this Agreement by Acetex pursuant to Section 10.1(e), Acetex shall pay to AcquisitionCo ten million ($10,000,000) dollars to an account designated by AcquisitionCo.

         (b) For greater certainty, AcquisitionCo agrees that the compensation or damages to be received pursuant to this
                  Section 9.1 is its sole remedy with respect to the matters referred to in Section 9.1(a) but otherwise nothing contained in this Agreement shall relieve or have the effect of relieving a Party in any way from liability for damages incurred or suffered by the other Party as a result of a breach of this Agreement by such first
                  Party. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality
                  Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

10.2     ACETEX COMPENSATION

         Pursuant to Section 6.8(b)(v), in the event this Agreement is terminated pursuant to Section 10.1(a), Section 10.1(b) (but not in the event of a termination as provided in Section 7.2) or Section 10.1(c) (unless there shall have occurred an AcquisitionCo Payment Event at such time), AcquisitionCo shall reimburse Acetex for fifty percent (50%) of the reasonable costs actually incurred by Acetex associated with the solicitation of proxies for the approval of the Acetex Arrangement Resolutions in accordance with the Acetex Circular and the Interim Order in favour of the approval of the Acetex Arrangement Resolutions.

                                   ARTICLE 11
                                   TERMINATION

11.1     TERMINATION

         This Agreement may be terminated at any time prior to the Effective Date:

         (a)      by mutual written consent of Acetex and AcquisitionCo;

         (b)      as provided in Sections 7.1, 7.2 and 7.3;

         (c)      by either Party in the event that:

                  (i) the Interim Order is not granted on or before December 21, 2004 in form and substance satisfactory to AcquisitionCo and Acetex, acting reasonably, or is set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

                  (ii) the Acetex Arrangement Resolutions are not passed at the Acetex Meeting before January 22, 2005 (or such later date as may be requested by AcquisitionCo pursuant to the penultimate sentence of Section 6.6) (PROVIDED that Acetex may not terminate this Agreement pursuant to this clause (ii) unless it shall have previously paid the fee referred to in
                           Section 9.1 if an AcquisitionCo Payment Event has occurred at such time); or

                  (iii) the Effective Date is not on or before August 31, 2005 or such other date as the Parties may mutually agree upon;

         (d) by AcquisitionCo at any time following the occurrence of an AcquisitionCo Payment Event; or

         (e) by Acetex upon the entering into of a definitive agreement with respect to a Superior Proposal pursuant to, and in accordance with, Sections 7.5 and 7.6 following the failure of the Acetex Arrangement Resolutions to be passed at the Acetex Meeting, PROVIDED that Acetex has previously paid the fee referred to in Section 9.1;

PROVIDED, HOWEVER, that this Agreement cannot be terminated by a Party then in material breach of this Agreement.

In the event of the termination of this Agreement in the circumstances set out in any of paragraphs (a) through (e) of this Section 11.1 neither Party shall have any liability or further obligation to the other Party hereunder, except with respect to the obligations set forth in Section 6.10(b) and Article 10 which shall survive such termination and except that termination of this Agreement shall not relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by the other Party as a result of a material breach of this Agreement by such first Party occurring prior to such termination.

                                    ARTICLE 12
                                     GENERAL

12.1     EXPENSES

         (a) Except as set forth in Sections 6.8(b)(v) and 9.2, the Parties agree that all out-of-pocket third party transaction expenses of the transactions contemplated by this Agreement, including legal fees, regulatory filing fees, all disbursements by advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

         (b) Acetex represents and warrants to AcquisitionCo that, except for UBS Securities Canada Inc. together with UBS Securities LLC and GMP Securities Ltd. (the fees and expenses for which collectively do not exceed $500,000 and U.S. $6,000,000 in the aggregate) no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission, or to the reimbursement of any of its expenses, in connection with the transactions contemplated by this Agreement.

12.2     NOTICES

         Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party to any other Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, then on the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

                  The address for service of each of the parties hereto shall be as follows:

         (a)      if to Acetex:

                  Acetex Corporation
                  750 World Trade Centre
                  Vancouver, British Columbia
                  V6C 3C1

                  Attention: Brooke N. Wade
                  Fax: (604) 688-9620

         with a copy to:

                  Burnet, Duckworth & Palmer LLP
                  1400, 350 - 7th Avenue S.W.
                  Calgary, Alberta
                  T2P 3N9

                  Attention:  David Ross
                  Fax: (403) 260-0337

         (b)      if to AcquisitionCo:

                  Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. c/o The Blackstone Group L.P.
                  345 Park Avenue
                  New York, NY 10154

                  Attention:  Chinh E. Chu
                  Fax:  (212) 583-5722

          with a copy to:

                  Simpson Thacher & Bartlett LLP
                  425 Lexington Avenue
                  New York, NY 10017

                  Attention:  William Dougherty
                  Fax:  (212) 455-2502

12.3     TIME OF ESSENCE

         Time shall be of the essence in this Agreement.

12.4     ENTIRE AGREEMENT

         This Agreement, the Confidentiality Agreement and any other agreements entered into in connection herewith constitute the entire agreement between the Parties and cancel and supersede all prior agreements and understandings between the Parties with respect to the subject matter hereof. To the extent that provisions of the Confidentiality Agreement conflict with provisions of this Agreement, the provisions of this Agreement shall govern. The Board of Directors of each of the Parties hereby consents under the Confidentiality Agreement (for so long as this Agreement remains in effect and has not been terminated) to the actions of the other taken to consummate the transactions contemplated thereby or actions taken to propose amendments hereto.

12.5     FURTHER ASSURANCES

         Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

12.6     GOVERNING LAW

         This Agreement shall be governed by, and be construed in accordance with, the Laws of the Province of Alberta and the Laws of Canada applicable therein. Each Party hereto hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

12.7     EXECUTION IN COUNTERPARTS

         This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument.

12.8     WAIVER

         No waiver by any Party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

12.9     ENUREMENT AND ASSIGNMENT

         This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by either Party hereto without the prior written consent of the other Party hereto; PROVIDED that, notwithstanding the foregoing, AcquisitionCo may assign its rights and obligations under this Agreement to any of its Affiliates, PROVIDED that such Affiliate agrees to be bound by the terms and conditions hereof and PROVIDED, FURTHER, that no such assignment shall relieve AcquisitionCo of any of its obligations hereunder.

         IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.



ACETEX CORPORATION                                               BLACKSTONE CRYSTAL HOLDINGS
                                                                 CAPITAL PARTNERS (CAYMAN) IV LTD.

                                                                 (signed) BENJAMIN J. JENKINS
Per:     (signed) BROOKE N. WADE                                 Per:     Benjamin J. Jenkins
         ---------------------------------------------                    ---------------------------------
         Name:    Brooke N. Wade                                          Name:
         Title:   Chairman & Chief Executive Officer                      Title:   President



Per:     ---------------------------------------------
         Name:    Ken E. Vidalin
         Title:   President & Chief Operating Officer

                                   SCHEDULE A

                  PLAN OF ARRANGEMENT UNDER SECTION 193 OF THE
                       BUSINESS CORPORATIONS ACT (ALBERTA)

                                   ARTICLE 1
                                 INTERPRETATION

1.1      DEFINITIONS

In this Plan of Arrangement, unless the context should otherwise require, the following terms have the following meanings:

"ABCA" means the BUSINESS CORPORATIONS ACT (Alberta), R.S.A. 2000, c. B-9, as it may be amended;

"ACETEX" means Acetex Corporation, a corporation existing under the ABCA;

"ACETEX ARRANGEMENT RESOLUTIONS" means the resolutions of Acetex
Securityholders approving the matters set forth in Section 3.1 hereof;

"ACETEX CIRCULAR" means the information circular to be prepared by Acetex and forwarded as part of the proxy solicitation materials to holders of Acetex Shares, Acetex Warrants and Acetex Options in respect of the Acetex Meeting;

"ACETEX MEETING" means such meeting or meetings of Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders as are required to be held in accordance with the Interim Order and any adjournments or postponements thereof;

"ACETEX OPTIONHOLDERS" means the holders of Acetex Options;

"ACETEX OPTION PLAN" means the Acetex Share Option Plan, as amended and restated effective May 30, 2001;

"ACETEX OPTIONS" means options to acquire Acetex Shares pursuant to the Acetex Option Plan;

"ACETEX SECURITIES" means all of the issued and outstanding Acetex Shares, Acetex Warrants and Acetex Options;

"ACETEX SECURITYHOLDERS" means the Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders;

"ACETEX SHAREHOLDERS" means the holders of Acetex Shares;

"ACETEX SHARES" means common shares in the capital of Acetex;

"ACETEX WARRANTHOLDERS" means Peninsula Fund III, L.P. and Connecticut General Life Insurance Company;

"ACETEX WARRANTS" means warrants to acquire 706,760 Acetex Shares at a price of $6.10 and 141,352 Acetex Shares at a price of $4.32, such warrants being exercisable for a total of 848,112 Acetex Shares;

"ACQUISITIONCO" means Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., a corporation existing under the laws of the Cayman Islands;

"AFFILIATE" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlling, controlled by, or is under common control with such Person. For purposes of this definition, the term "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly,

                               C(A)-2

of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

"ARRANGEMENT", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

"ARRANGEMENT AGREEMENT" means the Arrangement Agreement dated as of October 27, 2004, between Acetex and AcquisitionCo, as it may be amended from time to time;

"ARTICLES OF ARRANGEMENT" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"BUSINESS DAY" means any day, other than Saturday, Sunday and a statutory holiday in the Province of Alberta;

"CANADIAN GAAP" means generally accepted accounting principles in Canada;

"CERTIFICATE" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"CLAIM" has the meaning ascribed thereto in Section 3(b) of Exhibit 1 hereof;

"CONTRACT" means any written or oral contract, agreement, arrangement, instrument or other commitment that is intended to be legally binding and enforceable on the parties thereto;

"COURT" means the Court of Queen's Bench of Alberta;

"DEPOSITARY" means Computershare Trust Company, or any successor thereto;

"DISSENT PROCEDURES" has the meaning ascribed thereto in Section 4.1 hereof;

"DISSENT RIGHTS" has the meaning ascribed thereto in Section 4.1 hereof;

"DISSENTING OPTIONHOLDERS" means the registered holders of Acetex Options who validly exercise the rights of dissent provided to them under the Interim Order;

"DISSENTING SHAREHOLDERS" means registered holders of Acetex Shares who validly exercise the rights of dissent provided to them under the Interim Order;

"DISSENTING WARRANTHOLDERS" means the registered holders of Acetex Warrants who validly exercise the rights of dissent provided to them under the Interim Order;

"EFFECTIVE DATE" means the date shown on the Certificate giving effect to the Arrangement;

"EFFECTIVE TIME" means the earliest moment on the Effective Date;

"ENCUMBRANCE" includes, without limitation, any mortgage, pledge, assignment, rights, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

"FINAL ORDER" means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

                               C(A)-3

"GOVERNMENTAL ENTITY" means any (a) multi-national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, regulatory or administrative agency, central bank, court, tribunal, arbitral body or similar forum, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including any arbitrator or arbitral body; or (d) self-regulatory organization or stock exchange, including, without limitation, the Toronto Stock Exchange;

"HOLDCO" means an existing corporation: (i) that was incorporated on or after January 1, 1998 and is currently existing under the laws of the Province of Alberta and is a taxable Canadian corporation for the purposes of the Tax Act; (ii) that on the Holdco Agreement Deadline has no any assets other than Acetex Shares and cash; (iii) that has no liabilities, contingent or otherwise, whatsoever except as may be agreed to in writing by AcquisitionCo prior to the Effective Date in its sole discretion; (iv) that, on the Effective Date has, as its only issued and outstanding securities, common shares of the Holdco equal in number to the number of Acetex Shares owned by such Holdco; (v) of which no beneficial holder of any of the issued and outstanding shares in its capital is a Non-Resident; and (vi) that meets such other conditions as may reasonably be required by AcquisitionCo, including a requirement to provide evidence satisfactory to AcquisitionCo that the foregoing requirements are satisfied;

"HOLDCO AGREEMENT" means a share purchase agreement to be entered into among AcquisitionCo, a Holdco and all of the Holdco Shareholders of such Holdco, providing for the transfer and exchange of all of the issued and outstanding Holdco Shares of such Holdco to AcquisitionCo in accordance with Section 3.1(d);

"HOLDCO AGREEMENT DEADLINE" means 4:30 p.m. (Pacific time) on the seventh business day immediately prior to the date of the Acetex Meeting or, if such meeting is adjourned, such time on the seventh business day immediately prior to the date of such adjourned meeting;

"HOLDCO DOCUMENTS" has the meaning ascribed thereto in Section 2(a) of
Exhibit 1 hereto;

"HOLDCO SHAREHOLDER" means a beneficial holder of Holdco Shares;

"HOLDCO SHARE" means a common share in the capital of a Participating Holdco;

"INTERIM ORDER" means the interim order of the Court applied for by Acetex, as the same may be amended, containing declarations and directions in respect of Acetex with respect to the Arrangement and providing for, among other things, the calling and holding of the Acetex Meeting;

"INDEMNIFIED PARTY" has the meaning ascribed thereto in Section 3(a) of
Exhibit 1 hereto;

"INDEMNIFYING PARTY" has the meaning ascribed thereto in Section 3(a) of
Exhibit 1 hereto;

"LAWS" means all laws (including common law), statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity;

"LOSSES" has the meaning ascribed thereto in Section 3(a) of Exhibit 1 hereto;

"LETTER OF TRANSMITTAL" means the letter of transmittal sent by Acetex to the Acetex Shareholders, Acetex Warrantholders and Acetex Optionholders, as applicable, concurrently with the sending of the Acetex Circular for the Acetex Meeting;

"NON-RESIDENT" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"NOTICE OF DISSENT" has the meaning ascribed thereto in Section 4.1 hereof;

                               C(A)-4

"OPTION PURCHASE PRICE" means, in respect of an Acetex Option, the greater of
(i) the amount, if any, by which the Share Purchase Price exceeds the exercise price of such Acetex Option and (ii) one cent;

"PARTICIPATING HOLDCO" means a Holdco which together with all (but not less than all) of the Holdco Shareholders of such Holdco has entered into a Holdco Agreement with AcquisitionCo and such Holdco Agreement has been delivered to AcquisitionCo prior to the Holdco Agreement Deadline, together with the certificates representing all of the issued and outstanding Holdco Shares of such Holdco, and such Holdco Agreement has not been terminated prior to the Effective Time and all conditions under such Holdco Agreement have been satisfied or waived as of the Effective Time;

"PARTY" means Acetex or Holdco, as applicable and "PARTIES" means both Acetex and Holdco together;

"PERSON" means an individual, natural person, firm, trust, partnership, association, corporation, joint venture, body corporate, sole proprietorship, entity, limited partnership, limited liability company, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trustee, executor, administrator, legal representative or government (including any Governmental Entity);

"PLAN OF ARRANGEMENT" or "PLAN" means this Plan of Arrangement and any amendment or variation hereto made in accordance with Section 6.1;

"PURCHASER" means AcquisitionCo;

"REGISTRAR" means the Registrar appointed under section 263 of the ABCA;

"RETURNS" means any and all returns, reports, information statements, declarations, elections, notices, filings, forms and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in connection with any Taxes;

"SHARE PURCHASE PRICE" means $9.00 in cash in respect of an Acetex Share;

"SHAREHOLDER SUPPORT AGREEMENTS" means the Shareholder Support
Agreement made as of the date hereof between Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. and Brooke N. Wade and the
Securityholder Support Agreement made as of the date hereof between Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. and Ken Vidalin;

"SUBJECT SHARES" has the meaning ascribed thereto in Section 1(f) of Exhibit 1 hereto;

"SUBSIDIARY" means, with respect to a specified entity, any entity of which more than 50% of the outstanding shares or equity interests ordinarily entitled to elect a majority of the Board of Directors (or its equivalent) thereof (whether or not shares or equity interests of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified entity and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary; PROVIDED that notwithstanding this definition, Erfei A.I.E. is deemed a Subsidiary of Acetex;

"TAX ACT" means the INCOME TAX ACT (Canada), R.S.C. 1985, c.1 (5th Supp.), as amended;

"TAXES" means any and all taxes, fees, levies, duties, tariffs, imposts, assessments, reassessments and other charges of any kind, whether direct or indirect, however denominated, including any and all interest, penalties, fines or other additions that may become payable in respect thereof, imposed by any Governmental Entity; which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal, state and provincial income taxes), gross receipts taxes, capital taxes, withholding taxes, payroll and employee withholding taxes, employer health taxes, employment taxes, employment insurance, health insurance, social insurance taxes (including Canada Pension Plan, Quebec and other government pension plan premiums or

                               C(A)-5


contributions), social security taxes, sales and use taxes, goods and services taxes, harmonized sales taxes, value-added taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, development taxes, real and personal property taxes, stamp taxes, environmental taxes, land transfer taxes, transfer taxes, workers' compensation, pension assessment and other taxes, governmental charges, surtaxes, custom duties and import and export taxes, countervail and anti-dumping, licence, franchise and registration fees and other obligations of the same or of a similar nature to any of the foregoing, which one of the Parties or any of its Subsidiaries is required to pay, withhold or collect;

"THIRD PARTY" has the meaning ascribed thereto in Section 3(c) of Exhibit 1 hereto;

"THIRD PARTY CLAIM" has the meaning ascribed thereto in Section 3(b) of
Exhibit 1 hereto; and

"WARRANT PURCHASE PRICE" means in respect of an Acetex Warrant the amount, if any, by which the Share Purchase Price exceeds the exercise price for each Acetex Share issuable pursuant to such Acetex Warrant.

1.2      INTERPRETATION

         The division of this Plan into Articles, Sections, Subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.

1.3      ARTICLE REFERENCES

         Unless the contrary intention appears, references in this Plan to an Article, Section, Subsection or paragraph by number or letter or both refer to the Article, Section, Subsection or paragraph, respectively, bearing that designation in this Plan.

1.4      DATE OF ANY ACTION

         If the date on which any action is required to be taken hereunder by any of the Parties is not a day of business in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a day of business in such place.

1.5      NUMBER, GENDER AND PERSONS

         In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa; and words importing gender shall include all genders.

1.6      CURRENCY

         Unless otherwise stated, all references in this Plan to sums of money are expressed in lawful money of Canada.

1.7      SCHEDULE

         The following schedule to this Plan of Arrangement is incorporated by reference herein and forms part of this Plan of Arrangement:

         Exhibit 1   -    Provisions to be included in Holdco Agreement

                               C(A)-6

                                    ARTICLE 2
                              ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on the holders of Acetex Shares, Acetex Warrants and Acetex Options and on each Participating Holdco, the Holdco Shareholders, Acetex, and AcquisitionCo.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

                                    ARTICLE 3
                                   ARRANGEMENT

3.1 At the Effective Time, the following transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

        (a) each issued and outstanding Acetex Share (other than an Acetex Share which is held by a Dissenting Shareholder or Participating Holdco) shall be acquired by AcquisitionCo in consideration of the Share Purchase Price and AcquisitionCo shall own such share with good title free of any adverse claims;

        (b) each issued and outstanding Acetex Option (other than an Acetex Option which is held by a Dissenting Optionholder) shall (i) be amended to remove any restrictions on transferability; (ii) vest in its entirety; and (iii) be acquired in consideration of the Option Purchase Price, less any required withholding Taxes, in respect of such option and AcquisitionCo shall own such option with good title free of any adverse claims;

        (c) each issued and outstanding Acetex Warrant (other than an Acetex Warrant which is held by a Dissenting Warrantholder) shall be acquired by AcquisitionCo in consideration of the Warrant Purchase Price in respect of such Acetex Warrant and AcquisitionCo shall own such warrant with good title free of any adverse claims;

        (d) subject to the terms of the Holdco Agreement, each issued and outstanding Holdco Share shall be acquired by AcquisitionCo in consideration of the Share Purchase Price and AcquisitionCo shall own such share with good title free of any adverse claims;

        (e) upon completion of the acquisition referred to in Subsection 3.1(a), each Acetex Shareholder shall cease to be a holder of Acetex Shares and Acetex shall remove, if a registered holder, such holder's name from the register of holders of Acetex Shares and AcquisitionCo shall be the legal and beneficial owner of the Acetex Shares transferred pursuant to Subsection 3.1(a) and AcquisitionCo shall be added to the register of holders of Acetex Shares accordingly;

        (f) upon completion of the acquisition referred to in Subsection 3.1(b), each Acetex Optionholder shall cease to be a holder of Acetex Options and AcquisitionCo shall be the legal and beneficial owner of the Acetex Options transferred pursuant to Subsection 3.1(b);

        (g) upon completion of the acquisition referred to in Subsection 3.1(c), each Acetex Warrantholder shall cease to be a holder of Acetex Warrants and AcquisitionCo shall be the legal and beneficial owner of the Acetex Warrants transferred pursuant to Subsection 3.1(c); and

                               C(A)-7

        (h) upon completion of the acquisition referred to in Subsection 3.1(d), each Holdco Shareholder shall cease to be a holder of such party's Holdco Shares and AcquisitionCo shall be the legal and beneficial owner of such Holdco Shares transferred pursuant to Subsection 3.1(d).

3.2 AcquisitionCo shall be entitled to deduct and withhold from any consideration otherwise payable to any Acetex Securityholders such amounts as AcquisitionCo is required, or permitted, to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares or options in respect of which such deduction and withholding was made, PROVIDED, that such withheld amounts are actually remitted to the appropriate taxing authority.

                                   ARTICLE 4
                                 DISSENT RIGHTS

4.1 Acetex Shareholders, Acetex Optionholders and Acetex Warrantholders may exercise rights of dissent ("Dissent Rights") with respect to such shares, options and warrants, as applicable, pursuant to and in the manner set forth in Section 191 of the ABCA subject to the provisions of the Interim Order and this Plan of Arrangement (the "Dissent Procedures") in connection with the Arrangement; PROVIDED that, notwithstanding the provisions of subsection 191(5) of the ABCA, the written objection to the Acetex Arrangement Resolutions referred to in subsection 191(5) of the ABCA ("Notice of Dissent") must be received by Acetex prior to 5:00 p.m. (Calgary time) on the business day immediately preceding the date of the Acetex Meeting. Acetex Shareholders, Acetex Optionholders and Acetex Warrantholders who seek to exercise such Dissent Rights and who:

        (a) are entitled to be paid fair value for their Acetex Shares, Acetex Options and Acetex Warrants, as applicable, shall be deemed to have transferred such Acetex Shares, Acetex Options and Acetex Warrants to Acetex and immediately thereafter such Acetex Shares, Acetex Options and Acetex Warrants shall be deemed to have been cancelled, and cease to be outstanding as of the Effective Time; or

        (b) for any reason prior to the Effective Time do not properly fulfil each of the Dissent Procedures required to be completed by a Dissenting Shareholder, Dissenting Optionholder or Dissenting Warrantholder or, subsequent to giving Notice of Dissent and prior to the Effective Time, act inconsistently with such dissent, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Acetex Shares, Acetex Warrants or Acetex Options, as applicable, and to be entitled to the purchase price for each Acetex Share, Acetex Option and Acetex Warrant, as applicable, all in accordance with Section 3.1 of this Plan of Arrangement;

and in no case shall Acetex, AcquisitionCo or any other Person be required to recognize such holders, or any other Person, as Acetex Shareholders, Acetex Optionholders or Acetex Warrantholders as of or after the Effective Time and the names of such Acetex Shareholders, Acetex Optionholders and Acetex Warrantholders shall be deleted from the share register of Acetex in respect of such Acetex Shares, Acetex Options and Acetex Warrants as of the Effective Time. Acetex shall comply with the provisions of Section 191 of the ABCA applicable to it in connection with the exercise of Dissent Rights, subject to the provisions of the Interim Order, the Final Order and the Plan of Arrangement.

The fair value of the Acetex Shares, Acetex Warrants or Acetex Options, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Acetex Securityholders at the Acetex Meeting. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any Person who has voted in favour of the Arrangement shall not be entitled to dissent with respect to the Arrangement.

                               C(A)-8

                                    ARTICLE 5
                              SETTLEMENT PROCEDURES

5.1      PURCHASE PRICE

         At or before the Effective Time, the Purchaser shall deposit with the Depositary, as custodian for the benefit of the Acetex Shareholders, Acetex Warrantholders, Acetex Optionholders and Holdco Shareholders who shall ultimately receive payments for an Acetex Share, Acetex Warrant, Acetex Option or a Holdco Share pursuant to Subsections 3.1(a), 3.1(b), 3.1(c) or 3.1(d) of this Plan of Arrangement, sufficient monies to satisfy the Purchaser's obligations thereunder. Upon surrender to the Depositary of a certificate which immediately prior to the Effective Time represented one or more Acetex Shares, Acetex Warrants, Acetex Options or Holdco Shares (other than Acetex Securities cancelled pursuant to Subsection 5.3) together with a properly completed and executed Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the Acetex Securities formerly represented by such certificate under the ABCA and the by-laws of Acetex and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall receive from the Depositary in consideration for each Acetex Share, Acetex Warrant or Acetex Option evidenced thereby a cheque representing the amount, as the case may be, which such holder has the right to receive from the Purchaser pursuant to Section 3.1 and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Acetex Shares that is not registered in the share register for Acetex Shares, the Share Purchase Price for each such Acetex Share may be paid to the transferee if the certificate representing such Acetex Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer and payment of all transfer Taxes, if any, by the transferee. Until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Acetex Shares, Acetex Warrants, Acetex Options or Holdco Shares (other than Acetex Securities cancelled pursuant to Section 5.3) shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Share Purchase Price, Warrant Purchase Price or Option Purchase Price, as the case may be, for each such Acetex Security.

5.2      LOST CERTIFICATES

         If any certificate, which prior to the Effective Time, represented outstanding Acetex Securities which were transferred pursuant to Section 3.1, has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, certificates representing Acetex Securities deliverable in respect thereof as determined in accordance with Section 3.1. When seeking such certificate and payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Acetex Securities are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Acetex and its transfer agent, in such sum as Acetex may direct, or otherwise indemnify Acetex and its transfer agent in a manner satisfactory to Acetex and its transfer agent against any claim that may be made against Acetex or its transfer agent with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3      EXTINGUISHMENT OF RIGHTS

         Any certificate which prior to the Effective Time represented outstanding Acetex Securities which were exchanged pursuant to Section 3.1 and has not been deposited, with all other instruments required by Section 5.1, on or prior to the tenth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature whatsoever. On such date, the Acetex Securities (and any dividends or distributions with respect thereto to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled) shall be deemed to have been surrendered to Acetex, together with all entitlements to dividends, distributions, cash and interest thereon held for such former holder, for no consideration, and such shares and rights shall thereupon be cancelled and the name of the former registered holder shall be removed from the register of holders of such shares.

                               C(A)-9

                                   ARTICLE 6
                                   AMENDMENTS

6.1      AMENDMENTS

         Acetex reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time PROVIDED that any such amendment, modification or supplement must be contained in a written document which is (a) agreed to in writing by AcquisitionCo and Acetex pursuant to the Arrangement Agreement; (b) filed with the Court and, if made following the Acetex Meeting, approved by the Court; and (c) communicated to Acetex Shareholders, Acetex Warrantholders, Acetex Optionholders and Holdco Shareholders in the manner required by the Court (if so required).

         Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Acetex at any time prior to or at the Acetex Meeting (PROVIDED that AcquisitionCo shall have consented in writing thereto), with or without any prior notice or communication, and if so proposed and accepted by the Persons voting at the Acetex Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

         Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Acetex Meeting shall be effective only if it is agreed to by AcquisitionCo and Acetex in writing pursuant to the Arrangement Agreement.

         Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by Acetex after the Effective Time without the approval of the Acetex Shareholders, Acetex Warrantholders or Acetex Optionholders, PROVIDED that (a) it is agreed to by AcquisitionCo and Acetex in writing pursuant to the Arrangement Agreement; and (b) it concerns a matter which, in the reasonable opinion of Acetex and AcquisitionCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Acetex Shareholders, the Acetex Optionholders, the Acetex Warrantholders or the Holdco Shareholders.

                        EXHIBIT 1 TO PLAN OF ARRANGEMENT

                  PROVISIONS TO BE INCLUDED IN HOLDCO AGREEMENT

Each Holdco Agreement shall include, in addition to other standard and customary provisions, the following representations and warranties, terms and conditions, and indemnities in favour of Acetex and AcquisitionCo:

1.       REPRESENTATIONS AND WARRANTIES OF THE HOLDCO SHAREHOLDERS

Each of the Holdco Shareholders hereby jointly and severally represents and warrants to Acetex and AcquisitionCo as follows and hereby acknowledges and confirms that Acetex and AcquisitionCo are relying on such representations and warranties in connection with the purchase by AcquisitionCo of the Holdco
Shares:

        (a) the execution and delivery of this Holdco Agreement by the Holdco Shareholders and Holdco and the completion by the Holdco Shareholders and Holdco of the transactions contemplated hereby, will not:

                  (i) result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default, require any consent, waiver, approval or authorization to be obtained under or give rise to any filing or notice requirement, cancellation, acceleration, penalty, right of purchase or sale, fees due thereunder, termination rights, the loss of a material benefit or imposition of a penalty or increased, additional, accelerated or guaranteed rights of entitlements of any Person under any provision of:

                           (A) its certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding with any Person;

                           (B)      any Law; or

                           (C)      any Contract, license, franchise or
                                    permit to which the Holdco Shareholders
                                    or Holdco is bound or is subject or of
                                    which is the beneficiary;

                  (ii) give rise to any right of termination, cancellation or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available;

                  (iii) result in the imposition of any Encumbrance upon any of its assets or restrict, hinder, impair or limit the ability of the Holdco Shareholders or Holdco to carry on the business of the Holdco as and where it is now being carried on or as and where it may be carried on in the future; or

                  (iv) result in any payment (including retention, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of Holdco or increase any benefits otherwise payable under any Holdco benefit plan or result in the acceleration of time of payment or vesting of any such benefits;

        (b) each of the Holdco Shareholders is a resident of Canada for the purposes of the Tax Act or is a partnership formed under the Laws of Canada or a province or territory thereof, all of the members of which are resident in Canada for the purposes of the Tax Act;

        (c) Holdco is a resident of Canada and is a taxable Canadian corporation for the purposes of the Tax Act;

                                       C(A)(I)-2

        (d) the Holdco Shareholders and Holdco have all requisite power and authority to enter into and deliver this Holdco Agreement and to perform their obligations hereunder.
                  The execution and delivery of the Holdco Agreement by the Holdco Shareholders and Holdco and the consummation by the Holdco Shareholders and Holdco of the transactions contemplated by this Holdco Agreement have been duly authorized by all requisite action of Holdco and no other corporate proceedings on the part of the Holdco Shareholders or Holdco is necessary to authorize this Holdco Agreement or the transactions contemplated hereby. This Holdco Agreement has been duly and validly executed and delivered by the Holdco Shareholders and Holdco and constitutes a valid and binding obligation of each of the Holdco Shareholders and Holdco enforceable against each of the Holdco Shareholders and Holdco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable or Laws relating to or affecting creditors' rights generally, to general principles of equity and public policy;

        (e) All of the Holdco Shares are registered in the name of, and beneficially owned by, not more than five Holdco Shareholders free and clear of all Encumbrances. Other than the Holdco Shares, Holdco has never issued any securities of any nature except for debt to the Holdco Shareholders which debt has been settled in full and is no longer outstanding;

        (f) no Person has any outstanding options, rights, warrants, calls, agreements, entitlements, understandings or commitments (contingent or otherwise) obligating the Holdco Shareholders or Holdco to issue, or sell, or cause to be issued or sold, any securities of Holdco or of any of the [INSERT NUMBER] Acetex Shares held by Holdco (the "Subject Shares");

        (g) the Holdco Shares are duly authorized, validly issued, fully paid, not subject to preemptive rights, owned directly by the Holdco Shareholders and non-assessable shares in the capital of Holdco and are the only issued and outstanding shares in the capital of Holdco and, as of the Effective Time, the number of Holdco Shares outstanding is equal to the number of Subject Shares;

        (h) there are no voting trusts, proxies or other Contracts or understandings to which Holdco, or any of the Holdco Shareholders is a party or by which Holdco or any of the Holdco Shareholders is bound with respect to the voting of any Holdco Shares or Subject Shares other than the Shareholder Support Agreement;

        (i) Holdco is a corporation duly incorporated on or after 1998, is duly organized and in good standing, is validly existing under the Laws of Alberta and has full power and authority to own, lease and operate its properties and conduct its business as presently owned and conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary;

        (j) None of Holdco and the Holdco Shareholders is the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding;

        (k) Holdco is the beneficial and registered holder of the Subject Shares all of which are held by Holdco free and clear of all Encumbrances;

        (l) Holdco does not own or hold any property or assets or any interests therein of any nature or kind whatsoever other than the Subject Shares and cash and Holdco does not carry on, and has never carried on, an active business unrelated to the Subject Shares;

        (m) Holdco has no obligations, liabilities (whether actual or contingent) or indebtedness to any Person, including without limitation any liabilities in respect of federal or provincial income, corporate, goods and services, capital, harmonized sales, sales, excise, employer health, surtaxes, education, social services, social security, employment insurance, health insurance, Canada and other governmental pension plan premiums or contributions, land transfer or any other Taxes, duties or

                                       C(A)(I)-3

                  imposts of any nature or kind whatsoever, or in respect of any judgments, orders, fines, interest, penalties, awards or decrees of any Governmental Entity;

        (n) Holdco has no Subsidiaries and is not bound by any Contract to acquire or lease in any manner any shares or assets of any nature or kind whatsoever;

        (o) Holdco does not have, and has never had, any employees and its directors and officers receive no remuneration or compensation from Holdco;

        (p) Holdco is not a party to, nor are any of its assets bound by, any Contract of any nature or kind whatsoever except for the Contract with the Holdco Shareholder(s) pursuant to which Holdco acquired the Subject Shares (a true and complete copy of which has been provided to AcquisitionCo);

        (q) there are no claims, litigation, arbitration, grievance, dispute, investigations, actions, suits or proceedings outstanding, pending or threatened against or affecting Holdco or the Holdco Shareholders, whether at law or in equity or before or by any Governmental Entity, nor are Holdco or the Holdco Shareholders aware of any basis for any such claim, action, proceeding or investigation;

        (r) Holdco has always been and is in full compliance and has never been and is not in violation of any and all applicable Laws and neither the Holdco Shareholders nor Holdco has received any notice from any Governmental Entity asserting any failure to comply with any applicable Law;

        (s) the books and records of Holdco fairly and correctly set out and disclose in all respects, in accordance with Canadian GAAP consistently applied, the financial position of Holdco as of the date hereof and all financial transactions of Holdco have been accurately recorded in such books and records and such books and records have been provided to AcquisitionCo;

        (t) the corporate records and minute books of Holdco contain complete and accurate minutes of all meetings of the directors and shareholders of Holdco held since its incorporation and all such meetings were duly called and held and the share certificate books, register of shareholders, register of transfers and register of directors and officers of Holdco are complete and accurate and have been provided to AcquisitionCo;

        (u) Holdco has no directors, officers or employees except as identified in its register of directors and officers;

        (v) the paid-up capital for purposes of the Tax Act in respect of the Holdco Shares is $o;

        (w) Holdco has not paid any amounts to any Non-Residents of Canada within the meaning of the Tax Act;

        (x) if there is more than one Holdco Shareholder for Holdco, all such Holdco Shareholders are a party to this Holdco Agreement; and

        (y)       with respect to Tax matters:

                  (i) all Returns required to be filed by or on behalf of Holdco for periods prior to the Effective Date have been duly filed with the appropriate Governmental Entity on a timely basis and such Returns are true, complete and correct in all respects;

                  (ii) Holdco has duly and in a timely manner paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it and there are

                                       C(A)(I)-4

                           no Taxes that are not yet due and payable and that relate to periods ending on or prior to the Effective Time;

                  (iii) the Canadian federal and provincial income and capital tax liabilities of Holdco have been assessed by the relevant taxing authorities and notices of assessment have been issued to Holdco by the relevant Governmental Entity for all taxation years other than the taxation year ending within the six month period prior to the Effective Date or on the Effective Date;

                  (iv) there are no actions, suits, proceedings, investigations, audits, assessments or reassessments or claims now pending or (after due inquiry) threatened against Holdco in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

                  (v) Holdco has not requested, nor entered into, any agreement or other arrangement or executed any waiver providing for, an extension of time within which: (A) to file any Return covering any Taxes for which Holdco is or may be liable, (B) to file any elections, designations or similar things relating to Taxes for which Holdco is or may be liable, (C) Holdco is required to pay or remit any Taxes or amounts on account of Taxes, or (D) any taxing or other Governmental Entity or agency may assess or collect Taxes for which Holdco is or may be liable;

                  (vi) Holdco has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any employees, officers or directors), and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it;

                  (vii) Holdco has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

                  (viii) Holdco is not a non-resident owned investment corporation within the meaning of the Tax Act;

                  (ix) no amount has been deducted under paragraph 53(2)(g.1) of the Tax Act in computing the adjusted cost based to Holdco of the Subject Shares at any time;

                  (x) the Subject Shares have an adjusted cost base (as such term is defined in the Tax Act) to Holdco of $o per share; and

                  (xi) Holdco has not been a party to any transactions with any Person with whom it did not deal at arm's length within the meaning of the Tax Act which would result in any liability for Taxes under the provisions of section 160 of the Tax Act or an analogous provision of any applicable provincial legislation.

All representations and warranties shall survive closing and continue without limitation.

2.       COVENANTS

         (a) HOLDCO DOCUMENTS. The Holdco Shareholders and Holdco shall forthwith make available to AcquisitionCo and its authorized representatives all minute books, share certificate books, share

                                       C(A)(I)-5

                  registers, books of account, accounting records, financial statements, Returns, corporate documents and all other books or records, documents, information or data relating to Holdco (collectively the "Holdco Documents"). Prior to the Holdco Agreement Deadline, all of the Holdco Documents shall be delivered to AcquisitionCo by the Holdco Shareholders and Holdco.

        (b) NO SHARE ISSUANCES. No Holdco Shareholder that is a corporation shall issue any shares from and after the date hereof to and including the Effective Time in connection with any direct or indirect transfer of common shares, except as consented to by AcquisitionCo.

        (c) NO ACTIVITIES. From and after the date hereof to and including the Effective Time, Holdco shall not (a) own or hold any properties or assets or any interests therein of any nature or kind whatsoever other than the Subject Shares and cash, (b) carry on any active business, (c) incur or become subject to any obligations, liabilities (whether actual or contingent) or indebtedness or (d) take any actions, or fail to take such actions, which would result in the representations and warranties contained herein being untrue as of the Effective Date.

        (d) EXPENSES. The Holdco Shareholder agrees that all costs and expenses of customary and reasonable searches incurred in connection with AcquisitionCo's diligence regarding the business and affairs of Holdco and any other costs in relation to the election by a Holdco Shareholder to sell its Holdco Shares to AcquisitionCo in connection with the Arrangement, including, without limitation, legal fees, shall be paid by such Holdco Shareholder.

        (e) TAX RETURN. Each Holdco Shareholder shall cause all Returns of the Holdco in respect of the taxation year end of the Holdco ending immediately prior to the acquisition of the Holdco Shares by AcquisitionCo to be prepared and filed at the Holdco Shareholder's cost, by an independent and nationally recognized accounting firm acceptable to AcquisitionCo and shall provide a final copy to AcquisitionCo at least 20 days prior to filing of same. AcquisitionCo will have the right, acting reasonably, to approve all such Returns as to form and substance.

        (f) TERMINATION. This Holdco Agreement shall terminate upon the earlier of the written agreement of the parties hereto or the termination of the Arrangement Agreement.

3.       INDEMNIFICATION

         (a) OBLIGATIONS TO INDEMNIFY. Each of the Holdco Shareholders (the "Indemnifying Parties") agrees jointly and severally to indemnify, defend and hold harmless Acetex and AcquisitionCo and each of their respective directors, managers, partners, members, shareholders, trustees, officers, agents, representatives, employees, successors and assigns (collectively, "Indemnified Parties" and singularly "Indemnified Party") from all direct or indirect liability, indebtedness, claims of any kind, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses (including, without limitation, reasonable legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) (a "Loss" and collectively "Losses") suffered or incurred by an Indemnified Party as a result of or arising directly or indirectly out of or in connection with any breach by any of the Holdco Shareholders or Holdco of any representation, warranty, obligation or covenant of any of the Holdco Shareholders or Holdco contained in this Holdco Agreement.

         (b) NOTICE OF CLAIM. In the event that an Indemnified Party shall become aware of any claim, proceeding or other matter (a "Claim") in respect of which the Indemnifying Parties have agreed to indemnify the Indemnified Party pursuant to this Holdco Agreement, the Indemnified
                  Party shall promptly give written notice thereof to the Indemnifying Parties.

                                       C(A)(I)-6

                  Such notice shall specify whether the Claim arises as a result of a claim by a Person against the Indemnified Party (a "Third Party Claim") and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. The failure on the part of the Indemnified Party to so promptly notify the Indemnifying Parties shall not relieve the Indemnified Parties of any indemnification obligations hereunder, except to the extent that the Indemnifying Parties are prejudiced thereby.

         (c)      THIRD PARTY CLAIMS.  With respect to any Third Party
                  Claim, the Indemnified Party shall have the exclusive right, at the expense of the Indemnifying Parties, to vigorously and diligently contest, settle or pay the amount claimed and to retain counsel and other experts or advisers selected by the Indemnified Party in its sole discretion in connection therewith; PROVIDED, HOWEVER, that the Indemnified Party shall not settle any Third Party Claim without the written consent of the Indemnifying Parties (which consent shall not be unreasonably withheld or delayed). If the Indemnified Party elects to assume such control, the Indemnifying Parties shall have the right, at their sole expense, to participate in the negotiation, settlement or defence of such Third Party Claim. If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to make a payment to any Person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Parties shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such payment was made, as determined in a final non-appealable order of a court of competent jurisdiction, with such determination being the determination of the amount of any liability, is less than the amount that was paid by the Indemnifying Parties to the Indemnified
                  Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Parties.

                  If the Indemnified Party does not elect to assume control of the settlement or defense of a Third Party Claim, the Indemnifying Parties shall assume such control at their own expense, PROVIDED, HOWEVER, that the Indemnified Party shall have the right, at its sole expense, to participate in the negotiation, settlement or defence of such Third Party Claim. The Indemnifying Parties will have the right to defend with counsel selected by the Indemnifying Parties who shall be reasonably acceptable to the Indemnified Party, at the sole cost and expense of the Indemnifying Parties, such Third Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by the Indemnifying Parties to a final conclusion; PROVIDED that the Indemnifying Parties shall obtain the prior written consent of the Indemnified Parties (which consent shall not be unreasonably withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim. If the Indemnifying Parties assume the defense of a Third Party Claim, the Indemnifying Parties will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; PROVIDED, HOWEVER, that the Indemnified Party shall have the right, at its sole expense, to participate in the negotiation, settlement or defence of such Third Party Claim it reasonably believes to be necessary or appropriate to protect its interests and not prejudicial to the Indemnifying Parties; PROVIDED, FURTHER, that the Indemnified Party may participate, at its own expense, in the defense of such Third Party Claim; and PROVIDED FURTHER, that if requested by the Indemnifying Parties, the Indemnified Party will, at the sole cost and expense of the Indemnifying Parties, cooperate with the Indemnifying Parties and their counsel in contesting any Third Party Claim that the Indemnifying Parties elect to contest, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnified Party or any of its Affiliates). The Indemnified Party will be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Parties if (i) so requested by the Indemnifying Parties to participate, (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Parties that would make such separate representation advisable or (iii) the Indemnified Party has defenses available to it that are not available to the Indemnifying Parties.

         (d) PAYMENT AND COOPERATION. The Indemnifying Parties shall promptly pay to the Indemnified Party all amounts for which the Indemnifying Parties are liable pursuant to this section after the Indemnified Party

                                       C(A)(I)-7

                  incurs the Loss in respect of which such liability arises. The Indemnified Party and the Indemnifying Parties shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

                                   SCHEDULE B

                    REPRESENTATIONS AND WARRANTIES OF ACETEX

1.       ORGANIZATION

         Each of Acetex and its Subsidiaries has been duly incorporated or formed under the Laws of its jurisdiction of incorporation or other organization, is in good standing under the Laws of its jurisdiction of incorporation or other organization, is validly existing, has full corporate or legal power and authority to own, lease and operate its properties and conduct its businesses as presently owned and conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary. All of the outstanding shares in the capital of and other ownership interests of its Subsidiaries are validly issued, fully paid, not subject to preemptive rights, owned directly or indirectly by Acetex (except as set forth in the Disclosure Letter) and non-assessable and (except as set forth in the Disclosure Letter): (a) all such shares and other ownership interests are owned directly or indirectly by Acetex free and clear of all Encumbrances and (b) there are no outstanding options, rights, agreements, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any of its Subsidiaries. True and complete copies of the certificate of incorporation and by-laws (or other comparable governing documents) of each of Acetex and its Subsidiaries, as in effect as of the date hereof and in effect immediately prior to the Effective Date, have been heretofore made available to AcquisitionCo.

2.       CAPITALIZATION

         The authorized capital of Acetex consists of an unlimited number of Acetex Shares. All of the Acetex Shares are duly authorized, validly issued, fully paid, not subject to preemptive rights and non-assessable. As of the date hereof there are 33,970,519 Acetex Shares outstanding, 3,678,236 Acetex Shares issuable under the Acetex Option Plan and 848,112 Acetex Shares issuable pursuant to the Acetex Warrants. Except as described in the immediately preceding sentence or set forth in the Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Acetex or any Subsidiary to issue or sell, or cause to be issued or sold (other than to a wholly-owned Subsidiary of Acetex or any of its Subsidiaries), any shares of Acetex or any of its Subsidiaries or securities or obligations of any kind convertible into or exchangeable for any shares of Acetex, any Subsidiary or any other Person, nor (except for rights under the Acetex Option Plan), are there outstanding any stock appreciation rights, phantom equity or similar rights or Contracts based upon the book value, income or any other attribute of Acetex or any Subsidiary. There are no voting trusts, proxies or other Contracts or understandings to which Acetex, its Subsidiaries or any of their respective stockholders or equity owners is a party or by which Acetex, its Subsidiaries or any of their respective stockholders or equity owners is bound with respect to the voting of any shares of capital stock, or any other equity or voting security or interest of Acetex or any of its Subsidiaries. There have been no shares of capital stock, or securities exercisable or exchangeable for or convertible into shares of capital stock, of Acetex or any of its Subsidiaries issued since September 30, 2004, other than pursuant to the exercise of stock option entitlements. Since December 31, 2003, Acetex has granted Acetex Options only in the ordinary course of business as specifically set forth in the Disclosure Letter. Since September 30, 2004 Acetex has not (A) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more of its Subsidiaries, any shares of capital stock of Acetex or any of its Subsidiaries; or (B) declared, set aside, made or paid to the stockholders of Acetex dividends or other distributions on the outstanding shares of capital stock of Acetex, other than regular quarterly cash dividends on the Acetex Shares at a rate not in excess of the regular quarterly cash dividends most recently declared by Acetex prior to the date of this Agreement. There are no outstanding contractual obligations of Acetex or any of its Subsidiaries (A) to repurchase, redeem or otherwise acquire any shares of capital stock or other ownership interests of Acetex or any of its Subsidiaries or (B) pursuant to which Acetex or any of its Subsidiaries is or could be required to register shares of Acetex or other securities for public sale in the U.S. or Canada. Except for Acetex's direct and indirect interest in its Subsidiaries, in the Saudi Project and as set forth in the Disclosure Letter, neither Acetex nor any of its Subsidiaries owns directly or indirectly any interest or investment in the form of equity in, and neither Acetex nor any of its Subsidiaries is subject to any obligation or requirement to provide for or to make any investment in, any Person. Neither Acetex nor any of its Subsidiaries is the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

                                       C(B)-2

3.       AUTHORITY

         Acetex has the requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Acetex and the consummation by Acetex of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate action of Acetex and, subject to approval by the Acetex Securityholders and the Court, no other corporate proceedings on the part of Acetex are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Acetex and constitutes a valid and binding obligation of Acetex, enforceable against Acetex in accordance with its terms subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, to general principles of equity and public policy. Except as set forth in the Disclosure Letter and subject to obtaining all consents and approvals contemplated by this Agreement, the execution and delivery by Acetex of this Agreement and performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, will not:

        (a) result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default, require any consent, waiver, approval or Permit to be obtained under or give rise to any filing or notice requirement, cancellation, termination rights, imposition of a penalty or increased, additional, accelerated or guaranteed rights of entitlements of any Person under any provision of:

                  (i) its or any of its Subsidiaries' certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding with any Person holding an ownership interest in any Subsidiary;

                  (ii)     any Law; or

                  (iii) any Contract, license, franchise or Permit to which Acetex or any of its Subsidiaries is bound or is subject or of which is the beneficiary;

        (b) give rise to any right of termination, cancellation or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

        (c) result in the imposition of any Encumbrance upon any of the assets of Acetex or the assets of any of its Subsidiaries, or restrict, hinder, impair or limit the ability of Acetex or any of its Subsidiaries to carry on the business of Acetex or any of its Subsidiaries as and where it is now being carried on or as and where it may be carried on in the future;

which, other than in the case of (a)(i), would individually or in the aggregate have a material adverse effect on Acetex or its Subsidiaries or materially impair the ability of Acetex to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby.

4.       ABSENCE OF CHANGES

         Since September 30, 2004, and except as set forth in the Disclosure Letter: (a) Acetex and each of its Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice; (b) other than in the ordinary and regular course of business consistent with past practice, no liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) which would individually or in the aggregate be material to Acetex or its Subsidiaries or which materially affects the ability of Acetex to consummate the transactions contemplated hereby have been incurred by Acetex and its Subsidiaries; (c) there has not been any material change, as defined under the SECURITIES ACT (Alberta), in the affairs of Acetex and its Subsidiaries or in the financial condition, results of operations or business of Acetex and its Subsidiaries; (d) as of the execution hereof, there are no material change reports filed with the Alberta Securities Commission or any other securities authority or regulator or stock exchange (the "Securities Authorities") which remain confidential; (e) Acetex has not made any distribution or dividend; and (f) neither Acetex nor any of its Subsidiaries has:

                                       C(B)-3

                  (i) amended or proposed to amend its articles or by-laws (or other comparable governing documents) or those of any of its Subsidiaries;

                  (ii) split, consolidated, combined or reclassified any of its outstanding shares;

                  (iii) reorganized, amalgamated or merged with any other Person, corporation, partnership or other business organization whatsoever;

                  (iv) acquired, agreed to acquire, disposed of or agreed to dispose of any Person or other business organization or division or acquired, agreed to acquire, disposed of or agreed to dispose of any assets of it or any of its Subsidiaries, which, in each case, could be reasonably expected to be individually or in the aggregate material, except for sales of inventory in the usual, ordinary and regular course of business consistent with past practice;

                  (v) except in the usual, ordinary and regular course of business and consistent with past practice: (A) satisfied or settled any claims or liabilities which are individually or in the aggregate material; or (B) entered into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

                  (vi) except in the usual, ordinary and regular course of business and consistent with past practice, and except for the purpose of the renewal of or the replacement of existing credit facilities where such renewal or replacement facilities are for a principal amount approximately the same as or less than the principal amount of the facilities renewed or replaced, incurred or committed to provide guarantees, incurred any indebtedness for borrowed money or issued any amount of debt securities;

                  (vi) made any changes to existing accounting practices relating to Acetex or any Subsidiary, except as required by Law or a Governmental Entity or required by applicable generally accepted accounting principles, or made any material Tax election;

                  (viii) except for Permitted Saudi Project Expenditures, made any loan, advances or capital contributions to or investments in any other Person, except for those in the usual, ordinary and regular course of business consistent with past practice which are not, individually or in the aggregate material to Acetex on a consolidated basis;

                  (ix) commenced, participated or agreed to commence or participate in any bankruptcy, voluntary liquidation, dissolution, winding up, examinership, insolvency or similar proceeding;

                  (x) other than in the usual, ordinary and regular course of business and consistent with past practice and required by existing employment, pension, supplemental pension, termination, compensation arrangements or policies, in the case of directors, officers and employees of it or any of its Subsidiaries (A) taken any action with respect to the entering into or modifying of any Acetex Plan, employment, severance, collective bargaining or any other employee benefit plans, agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable, or (B) loaned or advanced any money or other property to any present or former director, officer or employee of Acetex or any of its Subsidiaries;

                  (xi) except as set forth in the Disclosure Letter, granted any equity or equity-based awards;

                                       C(B)-4

                  (xii) except for Permitted Saudi Project Expenditures, and except as set forth in Acetex's or any of its Subsidiaries' previously approved respective capital budgets, incurred or committed to capital expenditures individually or in the aggregate exceeding U.S.$5,000,000;

                  (xiii) (A) entered into any new Contract or series of related new Contracts or modified any Contract or series of related Contracts involving amounts in excess of U.S.$5,000,000 or (B) terminated any existing Contract or series of related Contracts involving amounts in excess of U.S.$1,000,000;

                  (xiv) amended, varied or modified the Acetex Option Plan or Acetex Options; or

                  (xv) authorized, committed or agreed to take any of the foregoing actions.

5.       EMPLOYMENT AGREEMENTS

         (a) Except as set forth in the Disclosure Letter, neither Acetex nor any Subsidiary is a party to any written or oral policy, Contract, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any employee, nor will Acetex or any of its Subsidiaries have any liability under any benefit or severance policy, practice, agreement, plan or program which exists or arises, or may be deemed to exist or arise, under any applicable Law or otherwise as a result of or in connection with the transactions contemplated hereby. The aggregate liability of Acetex and its Subsidiaries for all Contracts and other arrangements set forth in the Disclosure Letter in response to this Section 5(a) does not exceed U.S. $8,800,000 in the aggregate. No Person that is a related party of Acetex is entitled to receive, directly or indirectly, as a consequence of the transactions contemplated hereby, a collateral benefit.
                  For purposes of this Section 5(a), the terms "related party" and "collateral benefit" shall have the meanings given to them in Rule 61-501 of the Ontario Securities Commission.

         (b) Except as set forth in the Disclosure Letter, neither Acetex nor any Subsidiary is a party to any collective bargaining agreement nor subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or threatened strikes, lockouts or other labour controversy at either Acetex or any Subsidiary that would individually or in the aggregate have a material adverse effect on Acetex or its Subsidiaries.

         (c) Except as set forth in the Disclosure Letter, neither Acetex nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other claim, actual or threatened, or any litigation, grievance, arbitration or proceeding, actual or threatened, relating to its employees or independent contractors (including any termination of such Persons) other than those claims or such litigation as would individually or in the aggregate not have a material adverse effect on Acetex or its Subsidiaries.

         (d) Except as set forth in the Disclosure Letter or as are not material, Acetex and its Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, labour risk prevention measures, social security and other contributions, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations, the applicable provisions of ERISA and the Code, and there are no current, pending or threatened claims, litigation or proceedings before any board or tribunal with respect to any of the areas listed herein other than where the failure to so operate or such proceedings which, individually or in the aggregate, would not have a material adverse effect on Acetex or its Subsidiaries. To the knowledge of Acetex or any of its Subsidiaries, nothing has occurred which might lead to a claim, litigation or proceeding under any such Laws.
                  There are no outstanding decisions, orders or settlements or pending settlements which place any obligation upon Acetex or any of its Subsidiaries to do or refrain from doing any act.

                                       C(B)-5

         (e) Neither Acetex nor any Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices.

         (f) All current assessments under applicable workers' compensation legislation in relation to Acetex or any of its Subsidiaries are paid and neither Acetex nor any of its Subsidiaries has been subject to any special or penalty assessment under such legislation which has not been paid.

6.       SAUDI PROJECT

         Acetex has settled the terms of a joint venture agreement and certain related agreements for the construction and operation of a methanol plant, acetic acid plant and vinyl acetate monomer plant in the Kingdom of Saudi Arabia and is proceeding, in conjunction with its partners, with the front end engineering design for the construction of such plants.

7.       DISCLOSURE

         Acetex has set forth in the Disclosure Letter any information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a material adverse effect on Acetex or its Subsidiaries or materially affects the ability of Acetex to consummate the transactions contemplated hereby.

8.       FINANCIAL STATEMENTS

         Except as set forth in the Disclosure Letter, the audited consolidated balance sheets and related consolidated statements of operations and deficit of Acetex (and the notes thereto), for the fiscal years ended December 31, 2003 and 2002 (the "Audited Company Financial Statements") and the unaudited interim consolidated financial statements of Acetex (and the notes thereto) for the period ended September 30, 2004 (the "Interim Company Financial Statements"), were prepared in accordance with Canadian GAAP consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Acetex's independent accountants or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements), and present fairly the consolidated financial condition of Acetex and its Subsidiaries at the respective dates indicated and the results of operations of Acetex and its Subsidiaries (on a consolidated basis) for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). Such financial statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Acetex and its Subsidiaries on a consolidated basis in accordance with Canadian GAAP.

9.       BOOKS AND RECORDS

         The corporate records and minute books of Acetex and its Subsidiaries have been maintained in accordance with all applicable Laws, are complete and accurate in all material respects and, except as set forth in the Disclosure Letter, have been provided to AcquisitionCo.

10.      LITIGATION, ETC.

         Except as set forth in the Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of Acetex, threatened against or relating to Acetex or any of its Subsidiaries or affecting any of their properties or assets before any Governmental Entity that individually or in the aggregate, is likely to have a material adverse effect on Acetex or its Subsidiaries or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement, nor is Acetex aware of any basis for any such claim, action, proceeding or investigation. Neither Acetex nor any Subsidiary is subject to or in default under any outstanding order, writ, injunction, settlement, stipulation or decree that has had or is reasonably likely to have a material adverse effect on Acetex or any of its Subsidiaries or prevent or materially delay consummation of the transactions contemplated by this Agreement or the Arrangement. Neither Acetex nor any of its Subsidiaries is subject to any warranty, negligence, performance or other claims or disputes or potential claims or disputes in

                                       C(B)-6

respect of products or services currently being delivered or previously delivered, and to the knowledge of Acetex there are no events or circumstances which could reasonably be expected to give rise to any such claims or disputes or potential claims or disputes, in each case which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on Acetex or its Subsidiaries.

11.      ENVIRONMENTAL

         (a) Other than any exceptions to any of the following that could not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Acetex or its Subsidiaries and except as set forth in the Disclosure Letter:

                  (i) each of Acetex and its Subsidiaries complies with all, and has not violated any, applicable Environmental Laws, and possesses and complies with all, and has not violated any, Environmental Approvals needed to operate as it currently operates and during the past fiscal year has operated;

                  (ii) none of Acetex and its Subsidiaries is a party to or subject to or, to the knowledge of Acetex, affected by any proceeding, application, agreement, investigation, inquiry, order or directive which relates to Environmental Law or the presence or release of Hazardous Substances, or other environmental health or safety matters;

                  (iii) none of Acetex and its Subsidiaries has received any claim, demand or notice alleging that it has breached any Environmental Laws, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of Hazardous Substances, or that it is liable or obligated to any Person for the presence or release of Hazardous Substances, and there is no basis for any such claim, demand or notice; and

                  (iv) neither Acetex nor any of its Subsidiaries, nor any entity formerly owned by any of them, has owned, leased, or operated any real property other than the real properties owned, leased or operated by Acetex or any of its Subsidiaries as of the date hereof.

         (b) There are no conditions present at any property currently owned, leased, operated or used by Acetex or any of its Subsidiaries or, to the knowledge of Acetex, at any property formerly owned, leased, operated or used by Acetex or any of its Subsidiaries or any property currently owned, leased, operated or used by any former Subsidiary of any of them, that could reasonably be expected to result in a claim against or obligation of Acetex or any of its Subsidiaries under any applicable Environmental Laws or with respect to any Hazardous Substances.

         (c) Acetex has provided to AcquisitionCo a copy of all significant studies, audits, assessments or investigations concerning compliance with, or liability or obligations under, Environmental Laws affecting Acetex or any of its Subsidiaries that are in the possession or control of Acetex or any of its Subsidiaries.

         (d) For the avoidance of doubt and without limiting any of the foregoing representations in this Section 11, Acetex reasonably believes that its facility in Pardies, France can lawfully continue to operate at or above current annual levels of production (i) without material interruption and without incurring material capital costs or material increases in operating costs to eliminate, or lawfully dispose of, its carbon black waste stream, and (ii) without incurring material costs to undertake any investigation or remediation of any area that is or has been used for the storage or disposal of the facility's carbon black waste stream. Acetex has provided to AcquisitionCo a copy of all written studies, audits, assessments or investigations, and any material correspondence, concerning any of the matters in this Subsection (d) that are in the possession or control of Acetex or any of its Subsidiaries.

                                       C(B)-7

12.      INSURANCE

         Acetex has made available to AcquisitionCo a true and complete list of all insurance policies applicable to or for the benefit of Acetex and its Subsidiaries. All such policies of insurance shall remain valid and in force and effect and none of Acetex or its Subsidiaries is in default in any material respect with respect to its obligations under any such insurance policies. All premiums due thereon have been paid and none of Acetex and its Subsidiaries has received any notice of cancellation, denial of coverage, termination or non-renewal of any such policy. Such insurance policies are, in all material respects, customary in scope and amount of coverage for businesses similar to that of Acetex and its Subsidiaries. No insurance policy shall be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Arrangement other than such cancellations or terminations as could not be reasonably expected to, individually or in the aggregate, have a material adverse effect on Acetex or its Subsidiaries.

13.      TAX MATTERS

         (a) All Returns required to be filed by or on behalf of Acetex or any of its Subsidiaries have been duly filed with the appropriate Governmental Entity on a timely basis and such Returns are true, complete and correct in all material respects. Except as set forth in the Disclosure Letter, all Taxes, whether or not shown to be payable on the Returns or on subsequent assessments with respect thereto, have been paid in full on a timely basis, and no other material amount of Taxes is payable by Acetex or any of its Subsidiaries with respect to items or periods covered or required to be covered by such Returns. Each of Acetex and its Subsidiaries has duly and timely paid all instalments on account of Taxes for the current year that are due and payable by it.

         (b) Acetex and each of its Subsidiaries have paid, or Acetex has provided accruals in its consolidated financial statements for, amounts at least equal to Taxes assessed or Taxes owing by Acetex or one of its Subsidiaries but that are not yet due and payable and that relate to periods ending on or prior to the date hereof, and will have paid or provided such accruals for such Taxes as of the Effective Time, in each case including income taxes and related deferred taxes, in conformity with Canadian GAAP.

         (c) Except as set forth in the Disclosure Letter, no deficiencies exist or have been asserted with respect to Taxes of Acetex or any of its Subsidiaries, neither Acetex nor any of its Subsidiaries has agreed to an extension of the statue of limitations with respect to any of its Tax years, and neither Acetex nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Acetex or any Subsidiary or any of their respective assets, except where such deficiencies, actions or proceedings are not material to Acetex or the transactions contemplated hereby.

         (d) Except as set forth in the Disclosure Letter, each of Acetex and its Subsidiaries has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

         (e) Except as set forth in the Disclosure Letter, neither Acetex nor any of its Subsidiaries is or has ever been a member of an affiliated group (other than a group the common parent of which is Acetex) filing a consolidated Return.

         (f) There are no Tax liens upon any of the assets or properties of Acetex or any of its Subsidiaries, other than with respect to Taxes not yet due and payable.

         (g) Neither Acetex nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar Contract.

                                       C(B)-8

         (h) All Taxes required to be withheld, collected or deposited by or with respect to Acetex and each of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

         (i) The statements made by Mr. Siegfried Hodapp and Vincent Papa with respect to Acetex L.L.C. in the certificate provided to AcquisitionCo on the date hereof are true and correct.

14.      PENSION AND EMPLOYEE BENEFITS

         (a) The Disclosure Letter contains a true and complete list of each employee benefit plan or arrangement and all pension, supplemental pension, retirement savings, stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, Contracts, programs, policies, or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, legally binding or not, under which (i) any current or former employee, officer, director, or consultant of Acetex or any of its Subsidiaries has any present or future rights to benefits and which are contributed to, sponsored by or maintained by Acetex or any of its Subsidiaries, or (ii) Acetex or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "Acetex Plans."

         (b) Acetex has provided or made available to AcquisitionCo a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) of each Acetex Plan and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other written communications (or a description of any oral communication) by Acetex or any of its Subsidiaries to any employee concerning the extent of the benefits provided under an Acetex Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Acetex Plans at any time within the twelve months immediately following the date hereof; and (v) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports.

         (c) Except as set forth in the Disclosure Letter, Acetex and its Subsidiaries have complied, in all material respects, with all the terms of and all applicable Laws in respect of each Acetex Plan and all Acetex Plans are fully funded on an ongoing and solvency basis and in good standing with such regulatory authorities as may be applicable.

         (d) No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Acetex Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Acetex Plans or their assets which individually or in the aggregate would have a material adverse effect on Acetex or its Subsidiaries and no facts exist which could give rise to any action, suit, claims, trials, demands, investigations, arbitrations or other proceedings in respect of the Acetex Plans.

         (e) Except as set forth in the Disclosure Letter, no event has occurred or condition exists with respect to any of the Acetex Plans or relating to any employee of Acetex or a Subsidiary which, individually or in the aggregate, is reasonably likely to result in a material liability to Acetex or any of its Subsidiaries.

                                      C(B)-9


        (f) No Acetex Plan is subject to Title IV of ERISA and neither Acetex nor any of its Subsidiaries has at any time sponsored or contributed to, or has had any liability or obligation in respect of any such plan.

        (g) Except as set forth in the Disclosure Letter, neither Acetex nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of Acetex or any of its Subsidiaries, except as required to avoid an excise tax under
                  Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable Law.

        (h) Except as set forth in the Disclosure Letter, no Acetex Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)) will entitle any current, former or retired employees, officers or directors of Acetex or any of its Subsidiaries to (i) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Acetex Plans, (iii) limit or restrict the right of Acetex to merge, amend or terminate any of the Acetex Plans, or (iv) result in any payments under any of the Acetex Plans which would not be deductible under Section 280G of the Code.

        (i) Any payments, distributions or withdrawals from or transfers of assets to or from any Acetex Plan have been made in accordance with the valid terms of such Acetex Plan, applicable collective agreements and all Laws and occurred with the consent of any applicable Governmental Entity (where required).

15.      PROPERTY

         Set forth in the Disclosure Letter is a list which identifies the owner of all real property and real property interests owned by Acetex or any of its Subsidiaries and lists all agreements other than easements or rights of way pursuant to which Acetex or any of its Subsidiaries leases, subleases, licenses or otherwise occupies (whether as landlord, tenant, subtenant or other occupancy arrangement) any real property or interest in real property and identifies the parties thereto. Acetex and its Subsidiaries have good and sufficient title to the real property and real property interests listed in the Disclosure Letter, including, without limitation, fee simple estate of and in real property, leases, easements, rights of way, Permits or licences from landowners or authorities permitting the use of land by Acetex and its Subsidiaries except as set forth in the Disclosure Letter and except for such failures of title that would, individually or in the aggregate, not have a material adverse effect on Acetex or its Subsidiaries.

16.      INTELLECTUAL PROPERTY

         Except as set forth in the Disclosure Letter, (i) Acetex and its Subsidiaries own or have the right to use all Intellectual Property that is material to the businesses of Acetex or any of its Subsidiaries as currently conducted or proposed to be conducted ("Business Intellectual Property"), free of all Encumbrances; (ii) all of the Business Intellectual Property is valid and enforceable, has not expired or been abandoned and, to the knowledge of Acetex, none of the Business Intellectual Property is being infringed or violated by others; (iii) to the knowledge of Acetex, the businesses of Acetex and each of its Subsidiaries as currently conducted or proposed to be conducted do not infringe or violate the rights of others; (iv) Acetex and its Subsidiaries take all reasonable actions (including obtaining non-disclosure agreements, invention assignments and waivers of moral rights from applicable employees and others) to protect and maintain the Business Intellectual Property and none of the employees, officers or consultants of either Acetex or any of its Subsidiaries have any rights in any of the Business Intellectual Property.

17.      COMPLIANCE WITH LAWS

                                      C(B)-10


         Since September 30, 2004, and except as set forth in the Disclosure Letter, Acetex and its Subsidiaries have complied with and have not been in violation, and are now in compliance with and are not in violation, of any and all applicable Laws, and to the knowledge of Acetex, neither it nor any of its Subsidiaries has received any notice from any Governmental Entity asserting any failure to comply with any applicable Law that has not been fully addressed and resolved, other than non-compliance or violations which would not, individually or in the aggregate, have a material adverse effect on Acetex or its Subsidiaries and which would not materially impair the ability of Acetex to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby.

18.      LICENSES, ETC.

         Except as set forth in the Disclosure Letter, Acetex and each of its Subsidiaries owns, possesses, or has obtained and is in compliance with, all licenses, permits (including permits required under Environmental Laws), certificates, orders, grants and other authorizations of or from any Governmental Entity ("Permits") necessary to conduct its businesses as now conducted or as proposed to be conducted, other than those Permits the failure to own, possess, obtain or be in compliance with which would not, individually or in the aggregate, have a material adverse effect on Acetex or its Subsidiaries and would not materially impair the ability of Acetex to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby. All such Permits are in full force and effect in all material respects and no material violations are pending and, to the knowledge of Acetex, there are no claimed material violations pending before any Governmental Entity with respect to such Permits.

19.      CUSTOMERS AND SUPPLIERS

         Set forth in the Disclosure Letter is a schedule of the top ten customers of and top ten suppliers to Acetex and its Subsidiaries. Since September 30, 2004 there has been no termination or cancellation of, and no material adverse modification or change in, the business relationship with any customer or group of customers (other than a loss of customers which results from the announcement of this Agreement) which individually or in the aggregate provided more than 10% of the consolidated gross revenues of Acetex and its Subsidiaries for the fiscal year ended on December 31, 2003.

20.      REPORTS

         Except as described in the Disclosure Letter, Acetex has filed with (i) the ASC, by posting upon the SEDAR system, true and complete copies of all forms, reports, schedules, statements and other documents, and (ii) the U.S. Securities and Exchange Commission, true and complete copies of all forms, reports, schedules, statements and other documents, required in accordance with applicable Laws to be filed by it in the last three years. (Such forms, reports, schedules, statements and other documents, including any schedules included therein, are referred to as the "Acetex Documents".) The Acetex Documents at the time filed (i) did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities Laws. Acetex is a "foreign private issuer" for the purposes of U.S. securities Laws.

21.      MATERIAL CONTRACTS

         Except as set forth in the Disclosure Letter, there is no Contract to which Acetex or any of its Subsidiaries is a party or by which they or any of its or their respective properties or assets are bound, that (i) is material to the businesses, properties, assets, condition (financial or otherwise) or operations of Acetex and its Subsidiaries, taken as a whole, (ii) is a Contract or group of related Contracts which involves payments to or by Acetex or any of its Subsidiaries of more than U.S.$1,000,000 per annum; (iii) is an employment Contract that has an aggregate future liability in excess of U.S.$300,000 and is not terminable by Acetex or any of its Subsidiaries by notice of less than 60 days, (iv) is a Contract that contains any noncompetition obligation or otherwise restricts in any material way the business of Acetex or any of its Subsidiaries, (v) is a Contract under which Acetex or any of its Subsidiaries has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person or any other note, bond, debenture or other evidence of indebtedness issued to any Person in excess of

                                      C(B)-11


U.S.$1,000,000, (vi) is a Contract under which (A) any Person (including Acetex or any of its Subsidiaries) has directly or indirectly guaranteed indebtedness, liabilities or obligations of Acetex or any of its Subsidiaries or (B) Acetex or any of its Subsidiaries has directly or indirectly guaranteed indebtedness, liabilities or obligations of any Person in an amount in excess of U.S.$1,000,000 (in each case other than endorsements for the purpose of collection in the ordinary course of business), (vii) could give rise to any claim for an advisory fee, success fee, brokerage commission, finder's fee or other like payment against Acetex or any of its Subsidiaries in connection with the Arrangement other than as stated in this Agreement, (viii) is a written partnership or joint venture agreement in which Acetex or any of its Subsidiaries participates as a general partner or joint venturer, or (ix) is a Contract pursuant to which Acetex or any of its Subsidiaries provides an indemnification to any other Person, other than Contracts with suppliers, distributors, sales representatives and customers entered into in the ordinary course of business and in an amount not in excess of U.S.$1,000,000 (the Contracts described in clauses (i)-(ix), collectively, the "Material Contracts").

         Except as set forth in the Disclosure Letter, to the knowledge of Acetex, all Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Acetex and its Subsidiaries in accordance with their respective terms, Acetex and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and are not, and are not alleged to be (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and no other party to any of the Material Contracts is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder. True and correct copies of the Material Contracts (or in the case of oral Material Contracts, accurate summaries of the material terms of such Material Contracts) have been made available to AcquisitionCo. Set forth in the Disclosure Letter is a true and complete list of all Contracts Acetex contemplates it or any of its Subsidiaries will enter into in connection with the Saudi Project. True, correct and current copies of the drafts of such Contracts have been provided to AcquisitionCo. All of the Contracts listed in the Disclosure Letter were entered into in the ordinary course of business and all reflect commercial terms that are generally accepted in the industry in all material respects.

22.      ASSETS OTHER THAN REAL PROPERTIES

         Except as set forth in the Disclosure Letter, Acetex and its Subsidiaries have good and legal title to or, in the case of leased assets, a valid leasehold interest in, free and clear of all Encumbrances, all of the material personal property and assets currently used in the businesses of Acetex and its Subsidiaries. All of the material tangible personal property used in the businesses of Acetex and its Subsidiaries is currently in good and usable condition and adequate and suitable for the purposes for which it is presently being used, subject to normal wear and tear and normal industry practice with respect to maintenance.

23.      CONDITION AND SUFFICIENCY OF ASSETS

         As of the Effective Date, all assets required or necessary to conduct or operate the businesses of Acetex and its Subsidiaries as reflected on the Audited Company Financial Statements and the Interim Company Financial Statements will be owned and held by Acetex and its Subsidiaries.

24.      TRANSACTIONS WITH AFFILIATES

         Except as set forth in the Disclosure Letter, there are no material transactions, agreements, arrangements or understandings between Acetex and its Subsidiaries, on the one hand, and the directors, officers and shareholders of Acetex or any Affiliate of such Person, on the other hand.

25.      NO DEFAULTS

         Neither Acetex nor any of its Subsidiaries is in default under, and there exist no events, conditions or occurrences which, after notice or lapse of time or both, would constitute a default under any Contract, except for such defaults as would not, individually or in the aggregate, have a material adverse effect on Acetex or its Subsidiaries or materially impair the ability of Acetex to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby.

                                   SCHEDULE C

                 REPRESENTATIONS AND WARRANTIES OF ACQUISITIONCO

1.       ORGANIZATION

         AcquisitionCo has been duly incorporated or formed under the Laws of its jurisdiction of incorporation or other organization, is in good standing under the Laws of its jurisdiction of incorporation or other organization, is validly existing, has full corporate or legal power and authority to own, lease and operate its properties and conduct its businesses as presently owned and conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary. True and complete copies of the certificate of incorporation and by-laws (or other comparable governing documents) of AcquisitionCo, as in effect as of the date hereof and in effect immediately prior to the Effective Date, have been heretofore made available to Acetex.

2.       AVAILABLE FUNDS

         AcquisitionCo will at least 48 hours before the Effective Time have sufficient and immediately available funds to allow it to complete the Arrangement and the transactions contemplated thereby.

3.       AUTHORITY

         AcquisitionCo has the requisite corporate power and authority to enter into and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by AcquisitionCo and the consummation by AcquisitionCo of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate action of AcquisitionCo and no other corporate proceedings on the part of AcquisitionCo are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by AcquisitionCo and constitutes a valid and binding obligation of AcquisitionCo, enforceable against AcquisitionCo in accordance with its terms subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, to general principles of equity and public policy. Subject to obtaining all consents and approvals contemplated by this Agreement, the execution and delivery by AcquisitionCo of this Agreement and performance by it of its obligations hereunder and the completion of the Arrangement and the transactions contemplated thereby, will not:

         (a) result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default, require any consent, waiver, approval or Permit to be obtained under or give rise to any filing or notice requirement, cancellation, termination rights, imposition of a penalty or increased, additional, accelerated or guaranteed rights of entitlements of any Person under any provision of:

                  (i) its certificate of incorporation, articles, by-laws or other charter documents, including any unanimous shareholder agreement or any other agreement or understanding with any Person;

                  (ii)     any Law; or

                  (iii) any Contract, franchise or Permit to which AcquisitionCo is bound or is subject or of which is the beneficiary;

         (b) give rise to any right of termination, cancellation or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

                                      C(C)-2


         (c) result in the imposition of any Encumbrance upon any of its assets or restrict, hinder, impair or limit the ability of AcquisitionCo to carry on the business of AcquisitionCo as and where it is now being carried on or as and where it may be carried on in the future;

which, other than in the case of (a)(i), would individually or in the aggregate have a material adverse effect on AcquisitionCo or materially impair the ability of AcquisitionCo to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby.

                                   APPENDIX D
                     GMP SECURITIES LTD. - FAIRNESS OPINION









October 27, 2004

Board of Directors
Acetex Corporation
999 Canada Place
Vancouver, British
V6C 3E1


To the Members of the Board of Directors:

GMP Securities Ltd. ("GMP") understands that Acetex Corporation (the "Company" or "Acetex") and Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. ("AcquisitionCo"), have entered into an agreement (the "Arrangement Agreement") dated October 27, 2004 pursuant to which AcquisitionCo, or its assignee, has agreed to acquire all of the issued and outstanding common shares, options and warrants of Acetex (such proposed acquisition being herein referred to as the "Transaction"). Under the Transaction, Acetex's common shareholders will receive cash consideration of $9.00 for every common share held. Acetex option holders and warrant holders will receive $9.00 cash, less the exercise price of each such option or warrant.

Pursuant to the Arrangement Agreement, the obligation of AcquisitionCo is conditional upon, among other things, the Board of Directors of Acetex (the "BOD") recommending the Transaction to the holders of Acetex common shares, options and warrants and voting their securities in favor of the Transaction.

GMP has been asked by the BOD to provide advice and assistance to the BOD, including the delivery to the BOD of its opinion as to the fairness of the consideration under the Transaction (the "Fairness Opinion"), from a financial point of view, to Acetex's shareholders, Acetex's warrant holders and Acetex's option holders.

RELATIONSHIP WITH INTERESTED PARTIES

GMP is not an insider, associate or affiliate of Acetex or AcquisitionCo or any of their affiliates or associates. In addition, GMP is not now an advisor to AcquisitionCo nor, within the past twenty four (24) months, has it participated in any financings involving AcquisitionCo, or any of its affiliates or associates. GMP acted as the financial advisor to Acetex's BOD in Acetex's acquisition of AT Plastics Inc. in June 2003. As part of its services, GMP provided Acetex's BOD with a Fairness Opinion, dated June 25, 2003, with respect to the fairness of the Transaction, from a financial point of view, to Acetex. With the exception of that work and the context of this Transaction, GMP has not provided financial advisory services to Acetex nor has it participated, within the past twenty four (24) months, in any financings involving Acetex or any of its affiliates or associates. The fees payable to GMP by Acetex arising from an engagement letter (the "Engagement Letter") pertaining to the Transaction are not contingent upon the conclusions reached by GMP in the Fairness Opinion. There are no understandings, agreements or commitments between GMP and Acetex, AcquisitionCo or any of their respective affiliates or associates with respect to any future business dealings. However, GMP may in the future, in the ordinary course of business, seek to perform financial advisory or investment banking services for any one or more of them from time to time.

GMP acts as a trader and dealer, both as principal and agent, in all major Canadian financial markets and, as such, may have, or may in the future have, positions in securities of Acetex and affiliates or associates of AcquisitionCo and, from time to time, may have executed or may execute transactions on behalf of Acetex and AcquisitionCo or on behalf of other clients for which it receives compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including matters involving an investment in Acetex or AcquisitionCo.

CREDENTIALS OF GMP SECURITIES

GMP is a wholly-owned Subsidiary of GMP Capital Corp. which is a publicly traded company listed on the Toronto Stock Exchange ("TSX") with offices in Toronto, Calgary and Montreal, Canada and Geneva, Switzerland. GMP provides research and securities trading services and engages in investment banking activities. GMP is not in the business of providing auditing services and is not controlled by a financial institution.

The Fairness Opinion expressed herein represents the opinion of GMP, and the form and content herein have been approved for release by the Executive Committee of GMP, the members of which have extensive experience in merger, acquisition, divestiture, valuation, fairness opinion and capital market matters.

SCOPE OF REVIEW

The assessment of fairness, from a financial point of view, must be determined in the context of the particular transaction. In connection with our Fairness Opinion, we have reviewed and relied upon, without attempting to verify independently the completeness or accuracy of, among other things, the following:

1. certain publicly available business and financial information relating to Acetex, Blackstone and Celanese considered by us to be relevant;

2. certain public information relating to the business, financial performance and stock trading history of Acetex and compared them with those of other selected publicly traded companies considered by us to be relevant;

3. research reports prepared by equity research analysts on Acetex and the worldwide chemicals industry;

4. the financial terms of the Transaction with the financial terms of certain other transactions considered by us to be relevant;

5. the PowerPoint presentation given by Acetex to attendees of Credit Suisse First Boston's Chemicals conference held on September 20, 2004;

6. discussions of the business, financial condition and prospects for Acetex before and after giving effect to the Transaction with certain members of senior management of Acetex, its advisors and outside counsel;

7.       the draft Arrangement Agreement dated October 25, 2004;

8. all press releases issued by The Blackstone Group, Acetex and Celanese for the last 3 fiscal years;

9. a schedule of Common Shares and convertible securities of Acetex outstanding as at September 30, 2004;

10. a transcript of the conference call held by Acetex on April 20, 2004, to discuss the joint venture with National Petrochemical Industrialization Company (TASNEE Petrochemical) to construct facilities in Jubail, Kingdom of Saudi Arabia;

11. the business plans, forecasts and budgets prepared by management of Acetex for the fiscal years ended 2004 and 2005;

12. draft memorandum written by Law & Economics Consulting Group (LECG) dated September 16, 2004, with an analysis of the geographic markets for Acetex's products;

13. public information with respect to transactions of a nature comparable to the Transaction which we considered to be relevant; and

14. other such corporate, industry and financial market information, investigations and analyses as GMP considered necessary or appropriate under the circumstances.

15. GMP has not, to the best of our knowledge, been denied access by Acetex to any information requested.

ASSUMPTIONS AND LIMITATIONS

GMP understands that considerable time could elapse between the announcement of the Transaction and Closing given that different government agencies may review the Transaction from the perspective of its effect on the competition within their respective markets. In addition, these agencies have the power to make their approvals conditional upon modifications or amendments to the terms of the Transaction. In the event that significant modifications or amendments are imposed to complete the Transaction, neither Acetex not AcquisitionCo, is obligated to proceed with the Transaction. Furthermore, the Arrangement Agreement specifies that the date (the "Effective Date") wherein all such decisions must be concluded is August 31, 2005, otherwise, the Transaction may be terminated by either Acetex or AcquisitionCo. Given that it is not possible to determine the length of time likely to evolve in relation to this process or its ultimate outcome, GMP has not, in determining the fairness of the Transaction to the common shareholders, option holders and warrant holders of Acetex, attempted to quantify the potential impact of this process or predict the impact of any imposed amendments to the Transaction on the business and operations of Acetex.

With the approval of the BOD and as is provided for in the Engagement Letter, GMP has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources, senior management of Acetex and AcquisitionCo, and their respective consultants and advisors (collectively, the "Information"). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

The Chief Executive Officer and Chief Financial Officer of Acetex have represented to GMP in a certificate delivered as of the date of this Fairness Opinion, among other things, that (i) the Information obtained from public sources or provided orally by, or in the presence of, an officer of Acetex or in writing by Acetex or orally or in writing by agents of Acetex to GMP relating to Acetex or the Transaction for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to GMP, and is, except as has been disclosed in writing to GMP, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact (as such term is defined in the SECURITIES ACT (Ontario) (the "Act")) in respect of Acetex or the Transaction or omit to state a material fact (as the term is defined in the Act) necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; and
(ii) since the dates on which the Information was disclosed or provided to GMP, except as disclosed in writing to GMP, there has been no material change (as such term is defined in the Act), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Acetex and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

With reference to the budgets, forecasts, projections or estimates provided to GMP by management of Acetex and used in its analyses, GMP notes that projecting future results of any company is inherently subject to uncertainty. It has been represented to GMP by the Chief Executive Officer and Chief Financial Officer of Acetex in writing that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which, in the reasonable belief of Acetex are (or were at the time of preparation) reasonable in the circumstances and are not misleading in any material respect in light of the assumptions used therefor.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Acetex and its respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to GMP in discussions with management of Acetex. In its analyses and in preparing the Fairness Opinion, GMP has made numerous assumptions with respect to industry performance, general business and economic conditions and other regulatory matters, many of which are beyond the control of GMP or any party involved in the Transaction and, while reasonable under current circumstances, may prove to be incorrect.

The Fairness Opinion has been provided for the use of the BOD for purposes of considering the Transaction. The Fairness Opinion may not be used by any person or relied upon by any other person other than BOD and may not be used or relied upon by the BOD for any purpose other than the purpose hereinbefore stated, without the express prior written consent of GMP.

The Fairness Opinion is given as of the date hereof, and GMP disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to GMP's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, GMP reserves the right to change, modify or withdraw the Fairness Opinion.

FAIRNESS OPINION

Based on and subject to the foregoing, GMP is of the opinion that, as at October 27, 2004, the consideration to be received under the Transaction by Acetex's shareholders, Acetex's warrant holders and Acetex's option holders is fair, from a financial point of view, to Acetex's shareholders, Acetex's warrant holders and Acetex's option holders.

Yours very truly,



/s/ GMP Securities Ltd.

                                   APPENDIX E
             SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

PURSUANT TO THE INTERIM ORDER, REGISTERED ACETEX SECURITYHOLDERS HAVE THE RIGHT TO DISSENT IN RESPECT OF THE ARRANGEMENT. SUCH RIGHT OF DISSENT IS DESCRIBED IN THE CIRCULAR. THE FULL TEXT OF SECTION 191 OF THE ABCA IS SET FORTH BELOW. NOTE THAT CERTAIN PROVISIONS OF SUCH SECTIONS HAVE BEEN MODIFIED BY THE INTERIM ORDER, WHICH IS ATTACHED TO THE CIRCULAR. AS APPENDIX B AND PURSUANT TO THE PLAN OF ARRANGEMENT, A COPY OF WHICH IS ATTACHED AS SCHEDULE A TO THE ARRANGEMENT AGREEMENT, WHICH IS ATTACHED TO THE CIRCULAR AS APPENDIX C.

1. "191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

         (a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

         (b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

         (c)      amalgamate with another corporation, otherwise than under
                  section 184 or 187,

         (d)      be continued under the laws of another jurisdiction under
                  section 189, or

         (e) sell, lease or exchange all or substantially all its property under section 190.

2. A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(l)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

3. In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

4. A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

5. A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

         (a) at or before any meeting of shareholder at which the resolution is to be voted on, or

         (b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

6. An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2)

         (a)      by the corporation, or

         (b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

7. If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

8.       Unless the Court otherwise orders, an offer referred to in subsection
         (7) shall be sent to each dissenting shareholder

         (a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

         (b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

9.       Every offer made under subsection (7) shall

         (a)      be made on the same terms, and

         (b) contain or be accompanied by a statement showing how the fair value was determined.

10. A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

11.      A dissenting shareholder

         (a) is not required to give security for costs in respect of an application under subsection (6), and

         (b) except in special circumstances must not be required to pay the costs of the application or appraisal.

12. In connection with an application under subsection (6), the Court may give directions for

         (a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

         (b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

         (c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

         (d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

         (e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

         (f)      the service of documents, and

         (g)      the burden of proof on the parties.

13.      On an application under subsection (6), the Court shall make an order

         (a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

         (b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

         (c) fixing the time within which the corporation must pay that amount to a shareholder.

14.      On

         (a) the action approved by the resolution from which the shareholder dissents becoming effective,

         (b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

         (c)      the pronouncement of an order under subsection (13),

         whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

15. Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

16.      Until one of the events mentioned in subsection (14) occurs

         (a)      the shareholder may withdraw his dissent, or

         (b)      the corporation may rescind the resolution,

         and in either event proceedings under this section shall be discontinued.

17. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

18.      If subsection (20) applies, the corporation shall, within 10 days after

         (a)      the pronouncement of an order under subsection (13), or

         (b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

         notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

19. Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection
         (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

20. A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

         (a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

         (b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities."

                               ACETEX CORPORATION

                              PROXY (ACETEX SHARES)

The undersigned shareholder of Acetex Corporation ("Acetex") hereby appoints Brooke N. Wade, or failing him, Kenneth E. Vidalin or, instead of and to the exclusion of all of the foregoing, _____________________ as nominee, to attend, act and vote for and on behalf of the undersigned at the Special Meeting of Acetex shareholders, optionholders and warrantholders (the "Meeting"), to be held at 10:00 a.m. (Pacific Time) on January 12, 2005 at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada and at any adjournment thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as other wise specified below.

The undersigned hereby directs that the common shares represented by this proxy be voted in the following manner (check appropriate box):

1. FOR |_| or AGAINST |_| the special resolutions to approve a plan of arrangement pursuant to section 193 of the BUSINESS CORPORATIONS ACT (Alberta) (the "Arrangement Resolutions") the full text of which resolutions are set out in Appendix A to the Management Information Circular of Acetex dated December 10, 2004.

2. At the discretion of the said proxyholder upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxyholder may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF ACETEX. THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ABOVE. IF NO INSTRUCTIONS ARE GIVEN FOR A PARTICULAR ITEM, THIS PROXY WILL BE VOTED FOR THE ARRANGEMENT RESOLUTIONS

EACH SHAREHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN THE PERSON DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER TO ATTEND AND TO ACT FOR AND ON BEHALF OF SUCH SHAREHOLDER AT THE MEETING BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED ABOVE OR BY COMPLETING ANOTHER APPROPRIATE FORM OF PROXY.



The undersigned hereby revokes any proxies dated prior to the date hereof.

DATED                      , 200_.


                                            -----------------------------------
                                            Signature of Shareholder



                                            -----------------------------------
                                            Print Name

PLEASE NOTE:

1. A proxy must be signed by the shareholder or the shareholder's attorney authorized in writing. Please sign exactly as your shares are registered. If the shareholder is a corporation, the proxy must be executed under its corporate seal or by a duly authorized officer or attorney. Persons signing as executors, administrators or trustees should so indicate and give their full title.

2. If the form of proxy is not dated in the blank space above, the proxy is deemed to bear the date on which it is mailed by the person making the solicitation.

3. A proxy will not be acted upon unless it is completed as specified herein and received by Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting (or any adjournment thereof) or with the chair of the Meeting prior to the commencement thereof



               PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED

                               ACETEX CORPORATION

                             PROXY (ACETEX WARRANTS)

The undersigned warrantholder of Acetex Corporation ("Acetex") hereby appoints Brooke N. Wade, or failing him, Kenneth E. Vidalin or, instead of and to the exclusion of all of the foregoing, _____________________ as nominee, to attend, act and vote for and on behalf of the undersigned at the Special Meeting of Acetex shareholders, warrantholders and optionholders (the "Meeting"), to be held at 10:00 a.m. (Pacific Time) on January 12, 2005 at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada and at any adjournment thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as other wise specified below.

The undersigned hereby directs that the warrants represented by this proxy be voted in the following manner (check appropriate box):

4. FOR |_| or AGAINST |_| the special resolutions to approve a plan of arrangement pursuant to section 193 of the BUSINESS CORPORATIONS ACT (Alberta) (the "Arrangement Resolutions") the full text of which resolutions are set out in Appendix A to the Management Information Circular of Acetex dated December 10, 2004.

5. At the discretion of the said proxyholder upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxyholder may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF ACETEX. THE WARRANTS REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ABOVE. IF NO INSTRUCTIONS ARE GIVEN FOR A PARTICULAR ITEM, THIS PROXY WILL BE VOTED FOR THE ARRANGEMENT RESOLUTIONS

EACH WARRANTHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN THE PERSON DESIGNATED ABOVE, WHO NEED NOT BE A WARRANTHOLDER TO ATTEND AND TO ACT FOR AND ON BEHALF OF SUCH WARRANTHOLDER AT THE MEETING BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED ABOVE OR BY COMPLETING ANOTHER APPROPRIATE FORM OF PROXY.



The undersigned hereby revokes any proxies dated prior to the date hereof.

DATED                      , 200_.



                                            -----------------------------------
                                            Signature of Warrrantholder



                                            -----------------------------------
                                            Print Name

PLEASE NOTE:

6. A proxy must be signed by the warrantholder or the warrantholder's attorney authorized in writing. Please sign exactly as your shares are registered. If the warrantholder is a corporation, the proxy must be executed under its corporate seal or by a duly authorized officer or attorney. Persons signing as executors, administrators or trustees should so indicate and give their full title.

7. If the form of proxy is not dated in the blank space above, the proxy is deemed to bear the date on which it is mailed by the person making the solicitation.

8. A proxy will not be acted upon unless it is completed as specified herein and received by Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting (or any adjournment thereof) or with the chair of the Meeting prior to the commencement thereof



               PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED

                               ACETEX CORPORATION

                             PROXY (ACETEX OPTIONS)

The undersigned optionholder of Acetex Corporation ("Acetex") hereby appoints Brooke N. Wade, or failing him, Kenneth E. Vidalin or, instead of and to the exclusion of all of the foregoing, _____________________ as nominee, to attend, act and vote for and on behalf of the undersigned at the Special Meeting of Acetex shareholders, optionholders and warrantholders (the "Meeting"), to be held at 10:00 a.m. (Pacific Time) on January 12, 2005 at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada and at any adjournment thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as other wise specified below.

The undersigned hereby directs that the options represented by this proxy be voted in the following manner (check appropriate box):

9. FOR |_| or AGAINST |_| the special resolutions to approve a plan of arrangement pursuant to section 193 of the BUSINESS CORPORATIONS ACT (Alberta) (the "Arrangement Resolutions") the full text of which resolutions are set out in Appendix A to the Management Information Circular of Acetex dated December 10, 2004.

10. At the discretion of the said proxyholder upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxyholder may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF ACETEX. THE OPTIONS REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ABOVE. IF NO INSTRUCTIONS ARE GIVEN FOR A PARTICULAR ITEM, THIS PROXY WILL BE VOTED FOR THE ARRANGEMENT RESOLUTIONS

EACH OPTIONHOLDER MAY APPOINT A PROXYHOLDER OTHER THAN THE PERSON DESIGNATED ABOVE, WHO NEED NOT BE A OPTIONHOLDER TO ATTEND AND TO ACT FOR AND ON BEHALF OF SUCH OPTIONHOLDER AT THE MEETING BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED ABOVE OR BY COMPLETING ANOTHER APPROPRIATE FORM OF PROXY.



The undersigned hereby revokes any proxies dated prior to the date hereof.

DATED                      , 200_.


                                            -----------------------------------
                                            Signature of Optionholder



                                            -----------------------------------
                                            Print Name

PLEASE NOTE:

11. A proxy must be signed by the optionholder or the optionholder's attorney authorized in writing. Please sign exactly as your shares are registered. If the optionholder is a corporation, the proxy must be executed under its corporate seal or by a duly authorized officer or attorney. Persons signing as executors, administrators or trustees should so indicate and give their full title.

12. If the form of proxy is not dated in the blank space above, the proxy is deemed to bear the date on which it is mailed by the person making the solicitation.

13. A proxy will not be acted upon unless it is completed as specified herein and received by Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting (or any adjournment thereof) or with the chair of the Meeting prior to the commencement thereof



               PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Acetex Corporation


Date: December 10, 2004             By:    /s/ Brooke N. Wader
                                        ---------------------------------------
                                    Name:  Brooke N. Wader
                                    Title: Chief Executive Officer